SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group’s 2004 annual report, an English copy of which is furnished with this Form 6-K, is available in English, French and Dutch. It can be downloaded from Delhaize Group’s website: www.delhaizegroup.com. A printed or electronic version may be ordered via Delhaize Group’s website.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 12, 2005	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President

3

ANNUAL REPORT 2004

LOCAL STRENGTH GROUP EXPERTISE

PROFILE

Delhaize Group is a Belgian international food retailer with activities in nine countries on three continents at the end of 2004. Delhaize Group is listed on Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).

At the end of 2004, Delhaize Group’s sales network consisted of 2,565 stores. In 2004, Delhaize Group posted EUR 18.0 billion in sales and net earnings of EUR 211.5 million. Delhaize Group employs approximately 138,000 people.

Delhaize Group has leading positions in food retailing in key markets. This is accomplished through strong regional companies going to market with a variety of food store formats. They benefit from and contribute to the Group’s strength, expertise and successful practices. The Group is committed to offering a locally differentiated shopping experience to its customers in each of its markets, to delivering superior value and to maintaining high social, environmental and ethical standards.

CONTENT

*	These chapters constitute the Directors’ Report.

DELHAIZE GROUP - ANNUAL REPORT 2004	1

FINANCIAL HIGHLIGHTS

	(EUR in millions except per share amounts)			Change vs Prior Year
	2004	2003	2002	2004	2003
RESULTS OF OPERATIONS

Sales	17,972	18,820	20,688	-4.5%	-9.0%
Adjusted EBITDA(1)	1,406	1,433	1,532	-1.9%	-6.7%
Operating profit	820	809	807	1.3%	0.3%
Earnings before goodwill and exceptionals(1)	410	387	334	6.0%	15.6%
Net earnings	211	171	178	23.5%	-4.0%
Free cash flow (1)	278	358	300	-22.2%	19.1%

FINANCIAL POSITION

Total assets	9,403	9,519	10,840	-1.1%	-12.2%
Group equity	3,406	3,369	3,563	1.1%	-5.4%
Net debt(1)	2,606	3,025	3,898	-13.8%	-22.4%
Enterprise value(3)	7,846	6,802	5,535	15.3%	22.9%

PER SHARE INFORMATION (IN EUR)

Earnings before goodwill and exceptionals(1)(2)	4.42	4.20	3.63	5.3%	15.6%
Net earnings(2)	2.28	1.86	1.94	22.7%	-4.0%
Free cash flow(2)	3.00	3.89	3.26	-22.9%	19.3%
Net dividend	0.84	0.75	0.66	12.0%	13.6%
Shareholders’ equity(3)	35.85	35.99	38.19	-0.4%	-5.8%
Net debt(3)	27.82	32.65	42.19	-14.8%	-22.6%
Share price (year-end)	55.95	40.78	17.72	37.2%	130.1%

RATIOS (%)

Adjusted EBITDA margin(1)	7.8%	7.6%	7.4%	+21 bps	+20 bps
Operating margin	4.6%	4.3%	3.9%	+26 bps	+40 bps
Net margin	1.2%	0.9%	0.9%	+27 bps	+5 bps
Net debt to equity(1)	76.5%	89.8%	109.4%	—	—

CURRENCY INFORMATION

Average EUR/USD rate	0.8039	0.8840	1.0575	-9.1%	-16.4%
EUR/USD rate at year-end	0.7342	0.7918	0.9536	-7.3%	-17.0%

OTHER INFORMATION

Number of sales outlets	2,565	2,559	2,527	0.2%	1.3%
Capital expenditures	490	448	635	9.3%	-29.4%
Number of associates (thousands)	137.9	141.7	143.9	-2.7%	-1.5%
Weighted average number of shares (thousands)	92,663	92,097	92,068	0.6%	—

(1)	These are non-GAAP financial measures. For more information, see box on page 27.
(2)	Calculated using the average number of shares over the year .
(3)	Calculated using the number of shares outstanding at the end of the year.

2	DELHAIZE GROUP - ANNUAL REPORT 2004

LETTER FROM THE CHAIRMAN & THE CHIEF EXECUTIVE OFFICER

Dear Shareholder,

We are happy to provide you with this report on 2004, a very good year for Delhaize Group. We implemented major strategic initiatives, and our operating companies successfully focused on reinforcing their retail concepts, pursuing executional improvements and effectively sharing learning across the Group.

Sales momentum was strong throughout the year. While the 9.1% lower U.S. dollar pushed total sales down by 4.5%, organic sales, adjusted for acquisitions, divestitures, currency fluctuations and calendar effects, were positive by 2.8%. Comparable store sales grew by 1.5% in the U.S. and by 2.2% in Belgium.

Our earnings before goodwill and exceptionals increased by 6.0% and our net earnings by 23.5%. In local currencies, earnings before goodwill and exceptionals grew by 13.2% and net earnings by 31.7%. These strong results allowed us to continue our solid free cash flow generation and the reduction of our net debt to 76.5% of equity.

Based on our strong performance in 2004, the Board of Directors will propose at the Ordinary General Meeting of May 26, 2005, to pay a EUR 1.12 gross dividend (EUR 0.84 after 25% withholding tax), a 12.0% increase over last year.

Our increased financial flexibility allowed us to increase our sales in 2004 through fill-in acquisitions. Hannaford acquired Victory Super Markets, significantly reinforcing its presence in Massachusetts. Food Lion acquired ten stores from Winn-Dixie. Additional changes to our business portfolio included Kash n’ Karry’s withdrawal from the east coast of Florida and the Orlando market and the divestiture of our Thai operations. These divestitures allowed us to focus our financial and human resources on more promising assets.

In 2005, we will continue to leverage those strategic thrusts that have helped us deliver the strong results of 2004. Each operating company will continue to develop initiatives on: Concept Leadership, Executional Excellence, the development of a Learning Company, an Attractive Workplace and good Corporate Citizenship.

Concept Leadership remains the main driver of organic growth in our different markets. Based on the success of market renewals in Raleigh and Charlotte, North Carolina, Food Lion will accelerate the program and renew two markets in 2005: Greensboro, North Carolina, and Baltimore, Maryland. In Florida, we will continue the conversion of Kash n’ Karry stores to Sweetbay Supermarket. Hannaford will integrate the Victory stores into its network. Our other operating companies will continue to strengthen their differentiation through commercial initiatives.

An important focus point in 2005 will be Executional Excellence. Focusing on better execution, both in the stores and in the supply chain, will increase customer satisfaction and overall efficiency. Food Lion and Kash n’ Karry will continue to leverage their new inventory and margin management system to improve their operations. Encouraged by the results of this system in our U.S. operations, we decided to begin work on a similar

DELHAIZE GROUP - ANNUAL REPORT 2004	3

system in Belgium. Food Lion reengineered its standard practices to reinforce consistency in execution. Delhaize Belgium will also improve its in-store execution through the implementation of a second wave of smart retailing initiatives. After the launch of Delhaize Belgium’s RFID (Radio Frequency Identification) pilot in October 2004, Hannaford will launch a second pilot program that will increase the efficiency of one of its distribution centers.

In 2004, we saw some clear examples of the potential of becoming a Learning Company. Faced with an exceptionally intense hurricane season, Kash n’ Karry drew important lessons from Food Lion’s experience dealing with Hurricane Isabel in 2003. Coordinated procurement of direct and indirect goods continued to result in significant savings at our U.S. operations. Cross-company learning was reinforced by a series of global knowledge sharing sessions. Our European companies cooperated to develop “365”, a new private label range of quality basic products, launched in May 2004.

Offering customers a great shopping experience is only possible with a team of skilled and motivated associates. Therefore, we continue to invest in the areas that enable us to become a more Attractive Workplace: training, competitive remuneration, internal communication, talent development and local empowerment. In 2005, we will see the launch of Delhaize Group Colleges, which will provide executive-level strategic foundation and experience.

Being a Good Corporate Citizen remains a core principle at Delhaize Group. This includes supporting the communities where we do business and limiting our impact on the environment. It also encompasses responsiveness to the urgent needs of people that are struck by disaster, which we displayed again after the devastating tsunami hit Asia on December 26, 2004.

Our strong performance and our strategic development in 2004 were only possible through the commitment of our associates, the loyalty of our customers and the confidence and support of our shareholders. We want to thank you for this. We look forward to continued work on the future success of our Company.

/s/ Pierre-Olivier Beckers	/s/ Georges Jacobs
Pierre-Olivier Beckers,	Georges Jacobs,
President and Chief Executive Officer	Chairman of the Board of Directors

Baron de Vaucleroy, having reached the Company’s mandatory retirement age, stepped down as Chairman of the Board of Directors as of December 31, 2004.

Baron de Vaucleroy joined the Company’s finance department in 1960 and held different management positions in administration and finance. He was appointed to the Executive Committee in 1968. Director since 1980, Baron de Vaucleroy served as Chief Executive Officer of the Group between 1990 and 1999. In 1999, he became Chairman of the Board of Directors.

In his different roles, Baron de Vaucleroy provided Delhaize Group with vision and dynamism at important moments striking the right balance between the short and long-term interests of the Company.

Baron the Vaucleroy served the Belgian business community as Chairman of the Belgian Federation of Distribution FEDIS (1996-1999) and Chairman of the Federation of Belgian Enterprises (1999-2002). In recognition of his contribution to Delhaize Group and the Belgian economy, he was granted the title of Baron.

In gratitude for his contribution and leadership to Delhaize Group’s success, the Board granted Baron de Vaucleroy the title of Honorary Chairman and Chief Executive Officer.

The Board of Directors also expressed its gratitude to Bill Ferguson, who retired in May 2004 after eleven years of loyal service and contribution as Board member of Food Lion, Delhaize America and Delhaize Group. In May 2004, the shareholders granted Bill Ferguson the title of Honorary Director.

4	DELHAIZE GROUP - ANNUAL REPORT 2004

AN INTERNATIONAL GROUP

OF LOCAL FOOD RETAILERS

At the end of 2004, Delhaize Group operated local companies in nine countries on three continents: the United States, Europe and Asia.

UNITED STATES

The U.S. is the largest market for Delhaize Group. At the end of 2004, Delhaize Group operated 1,523 stores under different banners. With 2004 sales of USD 15.8 billion (EUR 12.7 billion), Delhaize U.S. accounted for 70.9% of Group sales. Delhaize U.S. is the third largest supermarket operator by sales on the east coast of the U.S.	• 1,222 stores in 11 states in the Southeastern and Mid-Atlantic U.S. • Low price/low cost supermarket chain • Convenient format • #1 in six Southeastern and Mid-Atlantic markets

BELGIUM

Belgium is Delhaize Group’s historic home market. At the end of 2004, Delhaize Group operated a multi-format network of 747 stores in Belgium, the Grand-Duchy of Luxembourg and Germany. These can be grouped in three categories: super-markets, proximity stores and specialty stores. Delhaize Belgium also operates a home delivery service. In 2004, Delhaize Belgium’s sales of EUR 3.9 billion accounted for 21.5% of Group sales.	• 127 company-operated and 191 affiliated supermarkets • Large food assortment • High-quality fresh departments and service • #2 in Belgium

SOUTHERN AND
CENTRAL EUROPE

Delhaize Group is a major supermarket operator in four Southern and Central European countries: Greece, Czech Republic, Slovakia and Romania. At the end of 2004, Delhaize Group operated a network of 253 stores in this region, generating 6.8% of total Group sales.	• 91 supermarkets, 28 proximity stores (including 19 franchised stores) and 10 cash & carry stores in Greece • High-quality fresh products and service • Broad geographical coverage • #2 in Greece
ASIA
Delhaize Group’s Asian activities posted EUR 135.6 million in sales. At the end of 2004, the Group operated 42 stores in Indonesia.

DELHAIZE GROUP - ANNUAL REPORT 2004	5

• 142 stores in five states in the Northeastern U.S. • Full-service supermarkets • Successful merchandising techniques • Industry-leading performance • # 1 in two New England markets	• 104 supermarkets in Florida • Converting to new Sweetbay Supermarket concept • Focused on fresh products and service • #3 in Tampa/St. Petersburg	• 55 stores in south Georgia and north Florida • Focused on meat and produce • Strong local brand name and customer loyalty

• 204 proximity stores • Focused on convenient fresh food and meal solutions • Selective assortment • Neighborhood locations	• 130 company-operated or franchised stores • Specialist in wellness and beauty products • #1 in Belgium	• 95 company-operated or franchised stores • Specialist in pet food and accessories • #1 in Belgium

• 97 supermarkets and proximity stores in the Czech Republic and 11 supermarkets in Slovakia* • Focused on fresh products and service • Strategic urban locations • #1 supermarket operator in Prague	• 15 supermarkets and one proximity store in Romania • Focused on fresh products • Strong brand recognition • #1 supermarket operator in Bucharest	• 42 supermarkets in Indonesia • Fresh products at every day low prices • Neighborhood locations • #2 in Jakarta

*	Delhaize Group reached an agreement for the sale of its Slovak stores in February 2005

DELHAIZE GROUP IS COMMITTED TO OFFERING A LOCALLY DIFFERENTIATED SHOPPING EXPERIENCE TO ITS CUSTOMERS IN EACH OF ITS MARKETS, TO DELIVERING SUPERIOR VALUE AND TO MAINTAINING HIGH SOCIAL, ENVIRONMENTAL AND ETHICAL STANDARDS. DELHAIZE GROUP’S STRATEGY IS CRYSTALLIZED AROUND FIVE STRATEGIC LEVERS: CONCEPT LEADERSHIP, EXECUTIONAL EXCELLENCE, A LEARNING COMPANY, AN ATTRACTIVE WORKPLACE AND CORPORATE CITIZENSHIP.

A Learning Company 12

An Attractive Workplace 12

Corporate Citizenship 14

TAINABLE, PROFITABLE GROWTH

vous
apporte
plus

8	DELHAIZE GROUP - ANNUAL REPORT 2004

CONCEPT LEADERSHIP

BUILDING A CUSTOMER-DRIVEN, DIFFERENTIATED MARKET POSITION WITH A UNIQUE COMBINATION OF STRENGTHS IN ASSORTMENT AND SHOPPING EXPERIENCE. THIS DIFFERENTIATION IS DEVELOPED ALONG THREE KEY AXES: PRODUCT AND SERVICE OFFERING, PRICING AND STORE LAYOUT.

OFFERING THE FOOD DISCOVERY

Delhaize Group’s operating companies offer a broad range of products and services tailored to their respective local markets. However, in these local approaches, there are some common underlying drivers:

•	Fresh departments: a strong focus on produce, meat, fish, bakery and dairy

•	Convenience: locations, assortment and services to make shopping easy and efficient

•	Discovery: ethnic foods, local products and innovative private label products

DELHAIZE GROUP - ANNUAL REPORT 2004	9

COMPETITIVE PRICE POSITION

Delhaize Group’s operating companies maintained their focus on offering products at competitive prices. In 2004, Alfa-Beta lowered shelf prices on 2,300 items. The U.S. companies of the Group continuously monitor competitive pricing in order to assure their attractive price position. The companies of Delhaize Group use private label products to reinforce their value proposition. In Belgium, private label sales account for more than 33% of total sales. In 2004, Delhaize Group’s European businesses launched “365”, a new private-label range of low-price basic products. Loyalty cards continue to play a key role in the value offerings at different operating companies. Throughout the Group, there are more than 13 million active cardholders. Alfa-Beta reinforced its loyalty program by offering AB Visa, a credit card that rewards customers each time they use it.

ENTICING STORE LAYOUT

Delhaize Group continues to develop its store formats to provide customers with an attractive shopping experience. This includes easy access, a convenient store layout, an attractive atmosphere and a hassle-free checkout. Food Lion considered all these attributes when renewing its complete Charlotte, North Carolina market, building on the experience from the successful market renewal in Raleigh, North Carolina market in 2003. The company also opened its first five Bloom stores, taking convenience to the next level. In Florida, Delhaize Group opened its first Sweetbay Supermarket stores, a new concept based on culinary delight and a great shopping experience. Other companies continued to invest in the further development of their existing store formats.

10	DELHAIZE GROUP - ANNUAL REPORT 2004

EXECUTIONAL EXCELLENCE

A COMMITMENT FROM TOP TO BOTTOM TO DELIVER PLANNED PROJECTS AND RESULTS CONSISTENTLY AND ON TIME, TO DEVELOP THE NECESSARY PROCESSES AND SYSTEMS AND TO SUPPORT THE ASSOCIATES ACCOUNTABLE FOR THEIR EXECUTION. THIS LEADS TO GROWING SALES, GUARANTEEING CUSTOMERS HIGH QUALITY AND INCREASING PROFITABILITY BY REDUCING COSTS AND EXPENSES.

EXECUTION DRIVING SALES

Customer satisfaction is not only driven by product assortment and the shopping environment but also by consistent in-store execution. Encouraged by the success of similar initiatives at their U.S. sister companies, Delhaize Belgium and Alfa-Beta implemented the first improvements from their smart retailing initiative, increasing in-store efficiency and freeing up store associates’ time to serve customers. Food Lion used an industrial engineering process to study and improve its standard practice procedures in all departments. In every Food Lion store, the direct store delivery process was enhanced. Hannaford started to roll out the improvements from its Accelerating Sales Performance project, transferring good practices from high-performing stores to peer stores. In Belgium, stores can access merchandising and product information through the company intranet.

DELHAIZE GROUP - ANNUAL REPORT 2004	11

FOOD SAFETY & QUALITY

Delhaize Group offers its customers safe, high quality food products. Food Lion’s and Harveys’ training courses certified approximately 1,300 managers in food safety. Food Lion also organized training on allergy issues. In Greece, Alfa-Beta developed a cold chain monitoring system in collaboration with the National Technical University of Athens, aiming at a new total shelf life protocol for perishable products. In the Czech Republic, Delvita implemented HACCP procedures (Hazard Analysis of Critical Control Points) and put technical equipment in place to support HACCP. In 2004, Delhaize Belgium implemented HACCP in its City stores.

GROWING PROFIT THROUGH EFFICIENCY

In 2004, Food Lion and Kash n’ Karry completed the rollout of PRISM, a margin and inventory management system customized from a similar system at Hannaford. Through item-level visibility on margin and inventory, the system allows the companies to reduce shrink, better manage gross margin and grow sales. A new checkout system was installed in the majority of Hannaford stores and in the Sweetbay Supermarkets, reducing training time and increasing scanning rates. Food Lion and Hannaford continued the introduction of a wireless voice command picking system in their distribution centers. Alfa-Beta re-slotted and reengineered its warehouse, and Delvita and Mega Image introduced the European warehouse management systems, increasing the productivity of their supply chain. Delhaize Group created a new European Electronic Data Interchange (EDI) hub, facilitating data synchronization and other information transfers with its suppliers. Delhaize Group launched its first RFID pilot in the meat distribution center in Belgium, with a second pilot planned at Hannaford for the spring of 2005.

12	DELHAIZE GROUP - ANNUAL REPORT 2004

A COMMITMENT TO ENCOURAGE INDIVIDUAL AND COLLECTIVE LEARNING THROUGH TRAINING AND CROSS-COMPANY COOPERATION. DELHAIZE GROUP LEVERAGES ITS POTENTIAL BY ESTABLISHING LEARNING PLATFORMS, IDENTIFYING AND SHARING BEST PRACTICES AND FOSTERING CREATIVITY.

DELHAIZE GROUP STRIVES TO BE A MORE ATTRACTIVE WORKPLACE BY OFFERING OPPORTUNITIES FOR LEARNING AND DEVELOPMENT, A COMPETITIVE BENEFIT PACKAGE AND STRONG COMMUNICATION.

A LEARNING COMPANY AND AN ATTRACTIVE WORKPLACE

INDIVIDUAL LEARNING

Training is an important driver for excellent execution and associate motivation. Therefore, the companies of Delhaize Group offer their associates training on a wide array of subjects: strategy, product knowledge, food safety, customer service, management, language and computer skills. Food Lion added several new courses to its computer-based training offerings and developed training programs to improve communication between native English speakers and Spanish speakers in its operations. In 2004, Delhaize Group’s companies provided more than 800,000 man hours of training for their associates.

DELHAIZE GROUP - ANNUAL REPORT 2004	13

COLLECTIVE LEARNING

Delhaize Group wants to leverage the experience and knowledge in its different operating companies by fostering collective learning and the exchange of best practices. Faced with the active hurricane season of 2004, Kash n’ Karry benefited from Food Lion’s experience with Hurricane Isabel in 2003. The “365” private label and the European City store were both the result of intensive cooperation of all European companies of Delhaize Group. Food Lion’s Bloom concept was developed by a multifunctional team comprising experts from different operating companies. Collective procurement efforts between Delhaize Group’s U.S. companies have resulted in lower cost of goods.

ATTRACTIVE WORKPLACE

Offering training is only one way to create an attractive workplace for associates. Delhaize Group’s companies also support associate development, talent planning and performance dialogues, internal promotions, employee recognition programs and diversity. Delhaize Group pays its associates competitively based on local living standards. Delhaize Group’s operating companies use a broad array of tools to keep their associates apprised of strategy and initiatives such as newsletters, intranets, town meetings and billboards. For example, each quarter, Food Lion associates can discuss company strategy with senior management during Lion Link-Up sessions.

14	DELHAIZE GROUP - ANNUAL REPORT 2004

CORPORATE CITIZENSHIP

ACTING AS A RESPONSIBLE CITIZEN TOWARDS THE ENVIRONMENT AND THE COMMUNITY WITHIN THE LOCAL MARKETS OF OPERATION. THE GROUP ALSO OPERATES TO A HIGH STANDARD OF ETHICAL BUSINESS PRACTICES AND TRANSPARENT COMMUNICATIONS WITH ITS SHAREHOLDERS.

CONSERVING THE ENVIRONMENT

Delhaize Group strives to limit the possible negative impact of its activities on the environment. Energy reduction remained a key focus at several operating companies in 2004. Food Lion reduced its energy use by 122 million kilowatt hours and won several awards for its pioneering energy management, including the Energy Star Award for Excellence for the third consecutive year. Efforts at Hannaford and Kash n’ Karry resulted in annual energy savings of 13.3 million kilowatt hours. In 2004, Delhaize Belgium increased its efforts to encourage customers to use reusable shopping bags. Other important environmental considerations within Delhaize Group are waste recycling, transport efficiency and organic and natural product offerings.

DELHAIZE GROUP - ANNUAL REPORT 2004	15

CONCERN FOR PEOPLE

Delhaize Group’s concern for people goes beyond customers and associates. Its operating companies actively support the local communities in which they operate, contributing to programs for the reduction of hunger and poverty, and improvements to healthcare and education. In 2004, Delhaize Group’s companies and their customers donated more than EUR 33 million in cash and products to charitable organizations. Delhaize Belgium collected 704 tons of food for the local Food Bank in their traditional autumn campaign. At the end of 2004, Delhaize Group reacted quickly after the devastating tsunami hit Asia. Its operating companies made total cash donations of almost EUR 200,000, and various fund-raising activities with customers raised an additional EUR 1.1 million.

GOOD GOVERNANCE AND TRANSPARENT COMMUNICATIONS

Delhaize Group adheres to high standards incorporate governance and transparency. In 2004, Delhaize Group focused further in improving its governance practices (more information on corporate governance can be found beginning p. 73). The company continued its communication efforts to institutional and retail investors through activities such as investor events and meetings, the organization of an analysts’ field trip in the U.S. and the publication of its quarterly newsletter. In recognition of these efforts, the Belgian Association of Financial Analysts granted the Group its 2004 Best Financial Communications Award.

Posted sales growth of
3.9%
in local currencies*

Increased operating margin to a record
4.6%

Grew operating profit by
15.2%
in local currencies*

BUSINESS AND FINANCIAL REVIEW

OUR BUSINESS IN 2004

Recorded net earnings of EUR 211.5 million

Realized free cash flow of EUR 278.0 million

Decreased net debt to equity ratio to 76.5%

18	DELHAIZE GROUP - ANNUAL REPORT 2004

2004

HIGHLIGHTS

Completed second market renewal and launched Bloom at Food Lion

Acquired Victory Super Markets in the Northeast

Launched Sweetbay Supermarket in Florida

Change	2004	2003
Number of stores*
+8	1,523	1,515
Sales**
+1.9%	15,846.1	15,545.9
Operating margin
+32 bps	5.0%	4.7%
Operating profit**
+8.8%	799.0	734.3
Net earnings**
+49.4%	139.1	93.1

*	includes the closing of 34 Kash n’ Karry stores

**	in millions of USD

UNITED STATES

In 2004, Delhaize Group’s U.S. store network increased by eight stores to a total of 1,523 supermarkets. In the first quarter of 2004, Kash n’ Karry closed 34 stores. Hannaford acquired 19 Victory Super Markets in Massachusetts and New Hampshire in the fourth quarter. Food Lion also continued its growth through the acquisition of ten Winn-Dixie stores in North Carolina and Virginia.

Delhaize Group’s U.S. operations posted sales of USD 15.8 billion (EUR 12.7 billion), an increase of 1.9% over 2003. Comparable store sales grew by 1.5% compared to 0.6% in 2003. The sales momentum of Food Lion and Kash n’ Karry/Sweetbay improved while Hannaford continued to perform strongly. Net earnings in the United States totaled USD 139.1 million (EUR 111.9 million), a 49.4% increase over 2003.

FOOD LION

“Renewal”

Food Lion continued to reinforce its differentiated market position by further developing its store concepts and customer offerings. Following the first complete market renewal in Raleigh, North Carolina, in 2003, the company renewed a second full market in Charlotte, North Carolina. In 65 stores in this market, fresh departments were expanded, new equipment and fixtures were added, product selection was increased and associates received a new sales training course.

The experience in the Raleigh market renewal allowed Food Lion to fine-tune the sales initiatives and renew the Charlotte market with approximately 20% less in capital expenditures per store on average. Based on the success of its first two market renewals, Food Lion will launch a third and fourth market renewal program in Greensboro, North Carolina, and Baltimore, Maryland, in 2005.

DELHAIZE GROUP - ANNUAL REPORT 2004	19

OUTLOOK FOR 2005

Add 22 stores for a total of 1,545 stores

Launch third and fourth market renewal programs at Food Lion

Convert Victory Super Markets to the Hannaford banner

Accelerate conversion of Kash n’ Karry to Sweetbay Supermarket

In 2004, Food Lion also opened five pilot stores to test a new concept and brand name, taking convenience to the next level. Developed by a multifunctional cross-company team, the Bloom concept makes shopping easier by offering customers value-added services, home meal replacements, an easy-to-shop store layout and technology features that make shopping easier for consumers. Bloom stores have Boston Market home meal solution offerings, personal hand-held scanners, electronic kiosks and self-checkouts.

The successful and innovative market renewal strategy and Bloom concept prompted the editors of Progressive Grocer to name Food Lion “2004 Retailer of the Year.” Progressive Grocer also recognized Food Lion for its technology improvements, its dedication to diversity and its improved flow of communications throughout the organization.

In order to further strengthen its position in its competitive markets, Food Lion continued to improve its existing systems and to look for new standards and methods for providing customers with good quality products and service.

One example was the full implementation of a new inventory management system in less than one year. Based on Hannaford’s cost inventory system, the Food Lion system allows item-level visibility on inventory data, supporting decision-making in category management, merchandising and marketing and positively impacting sales, profitability and inventory control.

Food Lion initiated a major effort to optimize store labor. Expanding the use of MOST (Maynard Operational Sequence Technique), an industrial engineering process, as the primary tool, Food Lion conducted engineered studies on each standard practice activity in every department.

Disciplined focus on expense control throughout the organization remained a priority for Food Lion. The company has a team of associates dedicated to reviewing cost saving ideas and their potential effectiveness. This focus allows Food Lion to be even more competitively priced within its operating markets.

By providing its associates with the proper tools and training, Food Lion empowers them to take responsibility and to increase their efficiency. The company has added many new courses to its CBT (Computer Based Training) program and has enhanced many courses as well. Training on technology such as voice selection and the labor management system has been a key focus as well during 2004.

Food Lion understands the specific needs of the growing Hispanic population within its geographic footprint, and programs were introduced to help bridge potential communication gaps between Food Lion associates and its Spanish-speaking customers.

20	DELHAIZE GROUP - ANNUAL REPORT 2004

HANNAFORD

“Taking Festival Further”

Hannaford continued to perform well due to the strong commercial initiatives in its stores. Armed with updated consumer research and concepts for each area of the business including culture, product knowledge and brand building, Hannaford designed new elements for its “Festival for the Senses” strategy. For example, greater attention was given to deli offerings and services. Utilizing the expertise at Delhaize Belgium, Hannaford took a new look at its wine category via the “Wine in Motion” project, increasing variety, introducing a “limited reserve” offering, launching a “wine of the month” campaign and educating customers on different aspects of wine.

In the second half of 2004, Hannaford acquired privately-owned Victory Super Markets, strengthening its presence in Massachusetts and New Hampshire. The similarities between Victory and Hannaford reinforce the strong customer service and strategic position of both, while supply chain synergies will increase profitability. The 19 Victory stores offer a broad assortment of produce, meat and deli offerings. The Victory stores will transition to the Hannaford banner during 2005.

In response to increased consumer interest in health and wellness, Hannaford began an initiative designed to make it easy for customers to find the products and information they need to make healthy choices. An integral part of the Festival for the Senses strategy, this initiative will leverage Hannaford’s pharmacy operations, Nature’s Place and fresh product offerings to guide consumers to solutions that meet their individual health needs. Through partnerships with local health care providers, health educators and schools, Hannaford will also reach out to the communities and their own associate base to encourage and facilitate healthy lifestyles.

Hannaford continues to invest in information technology to improve business processes. New routing software used by Hannaford Trucking makes it easier to implement immediate changes, improving day-to-day efficiencies and to look at the entire delivery network to identify more global cost-saving improvements.

Also enhancing productivity and reducing costs are new technology systems that provide more efficient ways to schedule checkout process and deli personnel. A voice-directed order selection system has reduced shipping errors at the distribution centers by 60%. A touch screen point of sale system is resulting in productivity improvements of 25% at the checkout, and a web-based self-service system allows vendors to review invoice status online.

KASH N’ KARRY/SWEETBAY

“Reinventing the Chain”

Kash n’ Karry had strong sales momentum in 2004. In early 2004, Kash n’ Karry announced it would begin a three year process to reposition itself under a new banner: “Sweetbay Supermarket.” The first major step was the closure of 34 under performing Kash n’ Karry stores, refocusing Kash n’ Karry on its core markets on the west coast of Florida. Then, the management team led an effort to re-think virtually every element of the Kash n’ Karry concept.

Sweetbay Supermarket has been developed as an entirely new brand. In the coming years, the entire chain will be transformed to this new banner. Through the new positioning, Sweetbay will appeal to its customers with a distinctive “go to market” strategy, supported by an excellent meat and produce offering, a dynamic and vibrant shopping environment and outstanding variety and quality of food.

Upon entering the store, customers are met by a large produce section named “Harvest Market.” All fresh areas, including the Neighborhood Deli, Bake Shop, Butcher Shop and Seafood, are designed with an open market feel. Sweetbay carries approximately 8,000 more products than

DELHAIZE GROUP - ANNUAL REPORT 2004	21

a Kash n’ Karry including vastly expanded produce, meat, seafood, deli, wine, specialty, international and frozen foods. Sweetbay borrowed many of the successful elements (design, systems, training, positioning, etc.) that are already employed by Hannaford and Delhaize Belgium.

Despite the delays incurred by an active hurricane season, the Sweetbay Supermarket store in Seminole, Florida opened its doors in November 2004 making it the first entirely new Sweetbay. In December 2004, five Kash n’ Karry stores in Ft. Myers/Naples were reopened under the Sweetbay banner. Initial reactions are enthusiastic.

In 2005, all Kash n’ Karry operations in the markets of Naples/Ft.Myers and Sarasota/Bradenton will be relaunched under the Sweetbay Supermarket brand. In total, three new Sweetbay stores will be opened and 15 existing Kash n’ Karry stores will be converted into Sweetbay Supermarkets during the year.

HARVEYS

“Growing Stronger”

Acquired in the fall of 2003, Harveys showed continuous improvement during 2004. The banner, located primarily in Central and South Georgia, is known for its meat and produce offerings and its strong customer loyalty. Its wide name recognition and large, loyal customer base in these communities offered Delhaize Group an additional sales growth vehicle.

Tapping into the strength of the local name, Delhaize Group was able to enhance its presence in the region by converting 13 Food Lion stores to the Harveys banner. During 2004, the Food Lion-to-Harveys conversions went very well and contributed to a positive sales performance. This performance led Delhaize Group to accelerate the conversion program by announcing that another 12 stores will be converted to the Harveys banner in 2005.

Number of Stores

January 1, 2005

Maine (ME)	46

New Hampshire (NH)	25

Vermont (VT)	14

Massachusetts (MA)	23

New York (NY)	34

Pennsylvania (PA)	7

Delaware (DE)	17

Maryland (MD)	75

Virginia (VA)	326

West Virginia (WV)	18

Kentucky (KY)	11

Tennessee (TN)	71

North Carolina (NC)	481

South Carolina (SC)	125

Georgia (GA)	101

Florida (FL)	149

TOTAL	1,523

22	DELHAIZE GROUP - ANNUAL REPORT 2004

2004

HIGHLIGHTS

Increased sales by 5.3% and net earnings by 8.4%

Grew market share to 25.7%

Opened first company-operated supermarket in the Grand-Duchy of Luxembourg

Launched “365” range of basic products

Change	2004	2003
Number of stores
+19	747	728

Sales*
+5.3%	3,871.3	3,674.9

Operating margin
-3 bps	4.8%	4.8%

Operating profit*
+4.8%	185.9	177.5

Net earnings*
+8.4%	142.3	131.4

*	in millions of EUR

BELGIUM

In 2004, Delhaize Belgium continued its strong growth. Sales increased by 5.3% overall and by 2.2% in comparable stores. The company grew its market share to 25.7% (25.5% in 2003). Its operating margin remained stable at 4.8%, operating profit was 4.8% higher. Net earnings increased by 8.4%. This solid top and bottom-line growth is the result of Delhaize Belgium’s strategy, built around four pillars for growth: store portfolio, assortment, value and efficiency.

DIVERSE STORE NETWORK

In 2004, Delhaize Belgium added 19 stores to its network, including three company-operated supermarkets in Belgium and the first one in the Grand-Duchy of Luxembourg, where the company has been successfully operating an affiliated network for several years. Twenty-one company-operated supermarkets were remodelled and enhanced with new décor and concepts. The convenience store formats, such as Delhaize City and Shop n’ Go, continued their growth.

Delhaize Belgium celebrated the 25th anniversary of its affiliated network. Over the last two and a half decades, the company’s affiliates, under the AD Delhaize, Proxy Delhaize and Shop n’ Go banners have contributed significantly to its growth and success. Today, the affiliated network remains a key driver for growth with 15 affiliated food stores added to the network in 2004. Delhaize Belgium put in place an electronic portal to further facilitate collaboration with its affiliated stores.

INNOVATIVE ASSORTMENT

On top of its broad selection of basic and grocery products, Delhaize Belgium is differentiated from its competition by continuous innovation of its product offering in three key areas: culinary delight, convenience and health.

Delhaize takes its customers on a journey around the complete food universe. The Mediterranean, Asian, African and Latin-American cooking is represented in a convenient assortment of easy-to-cook products. During the Olympic Games in Athens, Greek specialty products occupied an important place in the company’s assortment and merchandising efforts. The company continued to develop its offering of ready-to-eat meals, organic food and fair-trade products.

DELHAIZE GROUP - ANNUAL REPORT 2004	23

OUTLOOK FOR 2005

Add 73 stores for a total of 820, including 43 acquired Cash Fresh stores

Focus on healthy eating and living

Open new distribution center for fresh products

Roll out company-wide energy conservation program

To allow customers to discover its assortment of food from around the world and other innovative products, the company increased the frequency of its in-store sampling “Taste It” initiatives to two days each week. Also to encourage the discovery of new products, the company continued to place a voucher for a free product in the national newspapers each week.

A strong emphasis was placed on health, encouraging customers to adopt healthy eating habits. The campaign focused on five aspects: Control & Origin – Delhaize’s own food safety and quality label; the food pyramid – eating a varied selection of food products in the right portions; “5 a day” – eating five portions of fruit and vegetables a day; organic products; and the cold chain – informing customers on the safe handling and preservation of fresh and frozen products. Additionally, Delhaize extended its range of diet products, such as gluten-free bread.

VALUE

Delhaize continued its Everyday Fair Price positioning, based on four price groups: national brands, private label, a low-price private label and fresh products. The company’s private label products represent 33% of total sales. In May 2004, the company introduced “365”, Delhaize Europe’s range of quality basic products at prices in line with the market’s hard discounters. “365” is gradually replacing the Derby assortment and other low-price brands. The lower cost of goods resulting from the collective purchasing power of the European companies of Delhaize Group and the efficiencies resulting from supply chain optimization and common packaging allowed the company to offer basic products of good quality at low prices. Customers are reacting enthusiastically to this new brand.

FOCUS ON EFFICIENCY

Delhaize Belgium has made a priority of improving efficiency and reducing cost throughout its organization. In 2004, it implemented its first smart retailing initiatives, the result of an in depth analysis of in-store activities inspired by similar initiatives at Food Lion and Hannaford. The improvements range from very simple solutions to more complicated and demanding changes: block sequencing (distribution centers put products in blocks on the pallets in the same order as the products are put on the shelves); a new schedule with changes in frequency and timing for stocking products in certain categories; and the introduction of plexiglass separators between products on the same shelf. These initiatives reduced non-value adding handling in the stores, freeing up time for customer service and other value-adding tasks.

The company’s semi-automated system for low-quantity high-value items reached full capacity, speeding up the picking process by more than 150% and decreasing the number of errors. Additional efficiency and health gains were realized by the Medibus, a company trailer converted into a medical office to provide on-site company medical examinations.

24	DELHAIZE GROUP - ANNUAL REPORT 2004

2004 HIGHLIGHTS

Launched “365” basic product range in all European companies

Focused development in fresh departments

Implemented new initiatives to increase efficiency

Rolled out City store format in all countries

Reinforced European support functions

Change	2004	2003
Number of stores
+11	253	242

Sales*
+2.2%	1,225.7	1,199.0

Operating margin
+19 bps	1.5%	1.3%

Operating profit*
+17.5%	17.8	15.2

Net earnings*
+90.0%	(1.1)	(10.7)

*	in millions of EUR

SOUTHERN AND CENTRAL EUROPE

In 2004, sales for Delhaize Group’s operations in Southern and Central Europe grew by 2.2%. In Greece, Alfa-Beta faced a mid-year slowdown due to traffic disruptions during the preparations for the Olympic Games, but began recovering in the fourth quarter. Delvita continued to face tough competition. The European operating margin increased to 1.5%, mainly due to a better sales mix and continued cost discipline and in spite of investments in lower prices in Greece, the Czech Republic and Romania.

Synergies within Delhaize Europe were extended. In May 2004, Delhaize Group’s European operations launched “365,” a new private-label line of basic products at low prices. “365” offers quality basic products at prices in line with hard discount competition. The combination of purchasing power and the efficiencies in supply chain and packaging resulted in lower cost. The European support functions were reinforced further.

ALFA-BETA

“Attracting the Customer”

After strong sales in the first months of the year, Alfa-Beta’s sales were less robust in the summer months due to the Olympic Games and price pressure. Sales recovered in the fourth quarter. Alfa-Beta’s store network was extended by ten new stores, including two company-operated supermarkets and two City stores.

The company focused on expanding its franchising network, modeled on Delhaize Belgium’s experience with affiliated stores. Six new Trofo Market stores were added in 2004. The franchised network allows the company to grow sales and extend its presence to new geographic areas without major investments.

Alfa-Beta reinforced its customer appeal by focusing on assortment, price competitiveness and service. Particular emphasis was placed on the enlargement of exclusive product lines such as regional products under the “Alfa-Beta close to Greek Nature” brand, premium-quality perishables labeled “AB Choice” and the organic “Green Leaf” non-food range. The “365” brand was introduced with more than 100 items at year-end.

The company enhanced the quality and range of its bakery and meat departments. In addition, supply chain, staffing and marketing were thoroughly evaluated and modified. Customer reaction and sales increases in these categories are promising.

DELHAIZE GROUP - ANNUAL REPORT 2004	25

OUTLOOK FOR 2005 Add five stores for a total of 258 (including the divestiture of 11 Slovak stores) Accelerate network expansion in Greece Further centralize distribution in Romania

Alfa-Beta reinforced its price position in reaction to increased competition. Prices on approximately 2,300 grocery and non-food products were lowered during 2004.

The company’s customer loyalty program was reinforced by the launch of the AB Visa credit card in June 2004, rewarding Alfa-Beta customers not only when shopping at Alfa-Beta but for each transaction with their Visa card. Since the launch of the AB Visa card, the number of people enrolled in the AB loyalty program has increased significantly.

Alfa-Beta also focused on efficiency. In December 2004, Alfa-Beta absorbed the Trofo legal entity, leading to signifi cant financial and operational efficiencies. Supply chain reengineering initiatives and the increased use of technology led to substantial warehouse shrink reduction, store service improvements, traceability and food safety enhancements and cost efficiency.

DELVITA

“The Czech Food Specialist”

In 2004, Delvita opened three new stores in the Czech Republic and divested three underperforming stores in Slovakia. The company reinforced its assortment to differentiate it further from competition by adding Czech specialty foods, Italian food – a category enjoying rapidly growing popularity among the Czechs, a new range of prepared meals, precut vegetables and frozen home meal replacements. The introduction of a range of new types of bread and bakery products from the in-store baking stations boosted the sales of this category. The private label offering was extended significantly, including more than 100 items of Delhaize Europe’s “365” brand of basic products.

Continuing the cost reduction measures taken in 2003, Delvita undertook several new initiatives to improve its efficiency. A new labor management software, developed within the Group, was installed in 2004 with results expected in 2005. Food safety remained a key focal point with the implementation of new systems and procedures such as the Hazard Analysis of Critical Control Points (HACCP), a systematic approach to the identification, evaluation and control of food safety hazards.

Delvita’s strategy and customer proposition, with its focus on quality food, attractive prices and convenience, was the subject of an intensive communications campaign. The tagline of the campaign was “Delvita. Dobry obchod,” meaning both “good store” and “good deal.”

For the second year in a row, Delvita was selected as the “Best Czech Supermarket of the Year” in a contest held under the patronage of the Ministry of Finance of the Czech Republic and the Czech Chamber of Commerce.

MEGA IMAGE

“Focus on Efficiency”

In Romania, Mega Image opened its first convenience store based on Delhaize Group’s European City store concept developed in 2003. The company enhanced its customer offer by introducing new deli product lines (such as pizzas and sandwiches) and in-store preparation (grill and fresh fruit juice) in a part of its store network. Encouraged by the success of these innovations, the company will roll these out to the rest of its store network. The company also introduced a range of private label products from its Belgian sister company and a selection of “365” products.

Mega Image centralized the distribution of meat and produce in its upgraded distribution center. Warehouse operations and transportation were improved by the implementation of new technologies and procedures. The introduction of roll-containers for product delivery resulted in an optimization of transport as well as a decrease in handling required in the stores. In the stores, newly installed systems included a new point-of-sale application.

26	DELHAIZE GROUP - ANNUAL REPORT 2004

2004 HIGHLIGHTS Posted strong sales growth in Indonesia Divested Food Lion Thailand

Change	2004	2003
Number of stores
-32	42	74

Sales*
-33.3%	135.6	203.3

Operating margin
+133 bps	-1.8%	-3.1%

Operating profit*
+61.6%	(2.5)	(6.4)

Net earnings*
+20.7%	(8.0)	(10.2)

*	in millions of EUR

OUTLOOK FOR 2005

Add two stores for a total of 44

Continue to reinforce store concept and operations

ASIA

Sales of the Asian activities of Delhaize Group decreased by 33.3% as a result of the sale of Shop N Save, its Singaporean business, in 2003 and the divestiture of Food Lion Thailand in 2004. Excluding Shop N Save and Food Lion Thailand, sales in Asia grew by 4.6% (17.0% in local currency).

LION SUPER INDO

“Steady Growth”

In 2004, Lion Super Indo, Delhaize Group’s Indonesian company, continued its steady growth with four stores added to its network. Sales and earnings grew significantly in local currency. The company continued to develop its store concept. Store layout was modernized with an increased focus on fresh products.

Lion Super Indo reinforced its management team through significant training efforts. The disciplined focus on cost and efficiency paid off in lower shrink and labor cost. These savings were passed on to customers, reinforcing the company’s price competitiveness. A project to move toward a more centralized supply chain began in 2004 and will continue in 2005.

PORTFOLIO MANAGEMENT

In 2004, Delhaize Group divested its Thai operations. The Group concluded that the financial and human resources required to gain a profitable presence in the Thai market would be more beneficial when invested in other assets. Twenty-one stores were sold to Central Food Retail Company. The remaining stores were closed.

DELHAIZE GROUP - ANNUAL REPORT 2004	27

FINANCIAL REVIEW

Income Statement (p. 40)

In 2004, Delhaize Group realized total sales of EUR 18.0 billion, a 4.5% decrease compared to 2003. Sales were influenced by the weakening of the U.S. dollar by 9.1% against the euro and the 53rd sales week reported in the U.S. in 2003. Adjusted for both elements, the Company posted a 3.9% sales growth. The sales evolution in 2004 was also impacted by the acquisition of 43 Harveys stores in the U.S. (consolidated from October 26, 2003), the acquisition of 19 Victory Super Market stores in the U.S. (consolidated from November 26, 2004), the closing of 34 Kash n’ Karry stores in the first quarter of 2004, the deconsolidation of Shop N Save (Singapore) (from October 1, 2003) and the deconsolidation of Food Lion Thailand (from September 1, 2004). Organic sales growth was 2.8%. The United States accounted for 70.9% of the Group’s total 2004 sales, Belgium for 21.5%, Southern and Central Europe for 6.8% and Asia for 0.8%.

At Food Lion and Kash n’ Karry, sales momentum improved due to successful sales initiatives and focused store remodeling programs. Hannaford and Delhaize Belgium continued their strong sales performance. In 2004, Food Lion experienced 60 net competitive openings in its market areas and Hannaford 25 net competitive openings, increasing the amount of grocery square footage available to consumers. Net competitive openings are new stores, net of closings, by competitors that can impact sales at Delhaize stores.

Delhaize Group’s U.S. businesses posted greatly improved comparable store sales growth of 1.5% (0.6% in 2003). In 2004, all four U.S. companies recorded positive comparable store sales growth. Delhaize Belgium realized 2.2% comparable store sales growth, driven by continued differentiation based on quality, choice and service and in spite of comparison to a very strong 2003. In 2004, Delhaize Group’s sales network increased by six stores, net of 34 Kash n’ Karry stores closed in the first quarter and the divestiture of Food Lion Thailand (36 stores) and including 19 Victory Super Markets acquired in November 2004.

The weakening of the U.S. dollar pushed gross profit 3.4% lower. At identical exchange rates, gross profit grew by 4.0%. Gross margin increased from 25.6% to 25.9%, in spite of reinvestments in prices to strengthen the competitive position of the key operations of the Group. The gross margin increase was primarily due to lower inventory shrink at Food Lion and the continued focus on optimizing the margins to drive sustainable, profitable sales growth. In 2004, Food Lion and Kash n’ Karry completed the implementation of a new inventory and margin management system which was first developed at Hannaford and modified to address the specific needs of Food Lion and Kash n’ Karry. The gross margin of the U.S. operations increased from 27.3% to 27.9%. The gross margin of the Belgian operations decreased from 22.4% to 21.9% due to investments in price competitiveness, high inventory shrink in the fourth quarter and the increased weight of affiliates in Delhaize Belgium’s total sales.

Miscellaneous goods and services decreased by 2.8%, and salaries, social security and pensions by 4.0%. The decrease in absolute terms was primarily due to the weaker U.S. dollar. When expressed as a percentage of sales, these expenses remained well under control, with slight increases from 6.7% to 6.8% and from 12.8% to 12.9%, respectively. These increases were primarily due to higher fuel expenses, an increase in medical costs in the U.S., expenses at Kash n’ Karry related to the launch of Sweetbay Supermarket and expenses at Hannaford related to the integration of Victory Super Markets.

Certain non-GAAP measures are provided throughout this annual report. We do not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with Belgian GAAP. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to Belgian GAAP measures can be found in the notes to the financial statements:

• Net debt	note 16 (p. 51)
• Adjusted EBITDA	note 21 (p. 53)
• Earnings before goodwill and exceptionals	note 26 (p. 54)
• Free cash flow	note 27 (p. 55)
• Identical exchange rates	note 28 (p. 55)

A definition of non-GAAP measures and ratios composed of non-GAAP measures can be found in the glossary on page 84.

Depreciation of intangible and tangible fixed assets decreased by 6.5% to EUR 503.9 million, mainly the result of the weaker U.S. dollar compared to the euro and the closing of 34 Kash n’ Karry stores in the first quarter of 2004 and despite higher capital expenditures. Amortization of goodwill arising on consolidation decreased by 2.8% to EUR 82.7 million, also due to the lower U.S. dollar.

In 2004, Delhaize Group conducted a review of its lease accounting. As a result of this review, Delhaize Group recorded an adjustment in 2004 representing a non-cash charge to earnings of EUR 8.5 million before tax (EUR 5.1 million after tax), of which EUR 2.4 million in «miscellaneous goods and services», EUR 5.1 million in depreciation, EUR 3.9 million in interest and a credit of EUR 2.9 million to losses from the disposal of fixed assets. The adjustment reflects a reconciliation of the useful life for building depreciation to the corresponding ground lease term, capitalization of leases with significant lessee involvement during asset construction and capitalization of leases resulting from sale-leaseback transactions with renewal options. Of the charge recorded in 2004, EUR 1.8 million is attributable to the 2004 fiscal year and EUR 3.3 million relates to prior years. The impact of the adjustment is immaterial to 2004 and to any individual prior year. The adjustment does not affect sales, historical or future cash flows, or the timing or amounts of lease payments and has no impact on the debt covenants. Furthermore, the impact of the adjustment is not expected to have a material impact on future earnings.

The operating margin of Delhaize Group increased from 4.3% in 2003 to 4.6% in 2004 as a result of the higher gross margin. Operating profit grew by 1.3% to EUR 819.7 million, in spite of the U.S. dollar decline in 2004 and the 53rd sales week in 2003. At identical exchange rates and adjusted for the 53rd week, operating profit increased by 15.2% due to the sales momentum, the increased gross margin and the continued cost and expense discipline throughout the Group. The U.S. operations realized 78.3% of Delhaize Group’s operating profit, Delhaize Belgium 22.7% and the Southern and Central European operations 2.2%. The Asian operations had a negative contribution of 0.3% and the corporate activities a negative contribution of 2.9%.

The net financial result, including bank charges and credit card payment fees, amounted to EUR 330.3 million (1.8% of sales), 7.9% lower than the previous year, primarily due to the weaker U.S. dollar and EUR 4.5 million interest income related to a tax refund in the U.S. This was partially offset by EUR 3.6 million expenses linked to the retirement of USD 52.4 million in principal of Delhaize America debt in the last quarter of the year, increased stock option expense (EUR 2.6 million in 2004 and EUR 0.8 million in 2003), EUR 3.9 million due to adjustments in lease accounting and a lower revaluation of treasury shares (EUR 4.3 million in 2004 versus EUR 7.3 million in 2003).

At the end of 2004, the average interest rate on financial debt, excluding capital leases and taking into account the effect of interest rate swaps, was 7.0%. Delhaize Group’s short-term debt had an average interest rate of 3.4%, the long-term debt (including current portion) a rate of 7.0%. The interest coverage ratio, defined as adjusted EBITDA divided by net interest expense, improved from 4.4 in 2003 to 4.7 in 2004.

The net exceptional result amounted to EUR -122.7 million pre-tax (EUR -79.8 million net of taxes), compared to EUR -144.9 million in 2003. In the first quarter of 2004, Delhaize Group closed 34 Kash n’ Karry stores and wrote-off the Kash n’ Karry trade name in order to refocus Kash n’ Karry on its core markets and to rebrand the remaining stores to the new banner name “Sweetbay Supermarket.” As a result, an exceptional pre-tax charge of EUR 106.5 million (USD 132.5 million) was recorded.

In August and September 2004, Delhaize Group’s activities in the Southeastern U.S. were hit by various hurricanes and tropical storms. Delhaize Group recorded EUR 9.2 million (USD 11.4 million) in exceptional charge for the product loss, preparation and other costs for the five storms that impacted its U.S. operations. In the fourth quarter of 2004, Food Lion received an insurance reimbursement of EUR 3.2 million (USD 4.0 million), related to Hurricane Isabel which impacted Food Lion in 2003. This amount was recorded as a deduction of exceptional expenses.

In the second quarter of 2004, Food Lion Thailand closed six stores, resulting in a EUR 1.3 million exceptional charge. Later in 2004, Delhaize Group divested its remaining Thai business. Twenty-one stores were sold in November 2004, the rest of the activities being closed. This divestiture resulted in a EUR 1.5 million exceptional charge.

In 2004, Delhaize Group recorded impairment charges of EUR 4.6 million, offset by the reversal of previous impairment charges of EUR 2.2 million on certain tangible fixed assets of Delvita.

Total income taxes amounted to EUR 144.7 million, a 10.3% increase over 2003 due to the higher profit before taxes. The effective tax rate decreased from 42.9% in 2003 to 39.5% in 2004 mainly due to the utilization of tax losses by Alfa-Beta due to the merger with Trofo, an adjustment to deferred

DELHAIZE GROUP - ANNUAL REPORT 2004	29

tax liability due to a reduction of the Greek tax rate and a tax benefit recorded by the U.S. operations on incentive stock options exercised but disqualified. The effective tax rate before non-deductible goodwill amortization and non-deductible exceptional expenses decreased from 33.7% in 2003 to 31.8% in 2004 (32.1% before treasury shares valuation).

Minority interests increased from EUR 3.3 million to EUR 10.5 million due to the increased profitability of Alfa-Beta (Greece) and Lion Super Indo (Indonesia). Following the increase of Delhaize Group’s investment in Mega Image to 100% in 2004, the two remaining minority interests are related to Alfa-Beta and Lion Super Indo, of which Delhaize Group owned 50.7% and 51.0% respectively at the end of 2004.

In 2004, Delhaize Group posted EUR 211.5 million in net earnings, a 23.5% rise over 2003. This increase was primarily due to higher margins and lower exceptional expenses. At identical exchange rates and adjusted for the 53rd sales week in 2003, net earnings would have increased by 52.6% on a sales increase of 3.9%. The contribution from the U.S. and Belgian activities to the Group’s net earnings amounted to 52.9% and 67.3%, respectively. The Southern and Central European operations had a negative contribution of 0.5%; the Asian activities had a negative contribution of 3.8%, and the corporate activities had a negative contribution of 15.9%. Net earnings per share amounted to EUR 2.28, a 22.7% increase over 2003.

Earnings before goodwill and exceptionals of Delhaize Group were EUR 409.7 million in 2004, 6.0% higher than in 2003 in spite of the lower U.S. dollar and the 53rd sales week in the U.S. in 2003. At identical exchange rates and adjusted for the 53rd sales week, earnings before goodwill and exceptionals would have grown by 20.5%. Earnings before goodwill and exceptionals per share amounted to EUR 4.42, 5.3% up from EUR 4.20 in 2003. At identical exchange rates and adjusted for the 53rd sales week, earnings before goodwill and exceptionals per share would have increased by 19.8%. The return on equity, defined as earnings before goodwill and exceptionals divided by average shareholders’ equity, increased from 11.3% in 2003 to 12.2% in 2004 as a result of the increased profitability.

Cash Flow Statement (p. 41)

Net cash provided by operating activities was EUR 950.6 million in 2004, a 12.0% increase over 2003 primarily due to the higher profitability. Depreciation and amortization increased slightly to EUR 648.5 million. Income taxes paid were 44.2% lower than the previous year due to an overpayment on the prior year tax return and a U.S. tax refund received in 2004.

Working capital requirements declined in 2004 by EUR 50.3 million primarily due to a reduction in inventories by EUR 74.7 million, mainly generated in the U.S. operations. Inventory days on hand decreased in the U.S. from 39.8 days to 37.4 days. The decrease in the inventory in the U.S. was primarily due to the completion of the implementation of a new inventory and margin management system at Food Lion and Kash n’ Karry.

Net cash used in investing activities increased by 25.1% to EUR 603.4 million primarily due to the increase in capital expenditures from EUR 448.3 million in 2003 to EUR 490.0 million in 2004 and the acquisition of Victory Super Markets (EUR 143.4 million), offset by a decrease of investments in debt securities at the Irish captive insurance company of Delhaize Group.

Capital expenditures increased from EUR 448.3 million (2.4% of sales) to EUR 490.0 million (2.7% of sales) due to the investments in the construction of new distribution centers in Belgium and Romania and software purchases and upgrades for the transition of Food Lion and Kash n’ Karry to a new inventory management system. In 2004, 67.2% of the total capital expenditures was invested in the U.S. activities of the Group, 23.6% in Belgium, the Grand-Duchy of Luxembourg and Germany, 8.4% in Southern and Central Europe, 0.4% in Asia and 0.4% in the corporate activities of the Group.

Investments in new stores decreased from EUR 154.0 million in 2003 to EUR 129.0 million in 2004. Delhaize Group expanded its store network by six stores, taking into consideration the closure of 34 Kash n’ Karry stores and the divestiture of the Thai activities, which operated 36 stores at the end of 2003. In 2004, Delhaize Group invested EUR 143.6 million in remodeling and expansions (EUR 156.9 million in 2003). In the U.S., 79 existing stores were remodeled, including 72 Food Lion stores (of which 65 stores in the Charlotte, North Carolina, market), two Hannaford stores and five Kash n’ Karry/Sweetbay Supermarket stores. In addition, thirteen Food Lion stores were converted to the Harveys’ banner. In Belgium, seven company-operated supermarkets were

30	DELHAIZE GROUP - ANNUAL REPORT 2004

fully remodeled and 14 company-operated supermarkets have undergone a minor remodeling. Capital spending in information technologies, logistics and distribution, and miscellaneous categories amounted to EUR 217.4 million, compared to EUR 136.6 million in 2003.

In 2004, net cash used in financing activities amounted to EUR 41.6 million, compared to EUR 341.1 million in 2003. In 2004, Delhaize Group increased its long-term debt by EUR 220.5 million, including new debt in the amount of EUR 299.5 million representing mainly the issuance of a EUR 300 million convertible bond (EUR 295.2 million net proceeds), the retirement of EUR 42.1 million in principal of Delhaize America debt and the reimbursement of capital leases for EUR 30.7 million. In 2004, short-term debt was reduced by EUR 205.9 million.

Dividends and directors’ remuneration paid in 2004 amounted to EUR 94.9 million, a 14.4% increase compared to the previous year due to the higher 2003 dividend per share.

In 2004, Delhaize Group generated free cash flow after dividend payments of EUR 278.0 million (1.5% of sales). Cash and cash equivalents increased significantly from EUR 393.6 million at the end of 2003 to EUR 662.8 million at the end of 2004, despite a negative effect of foreign exchange translation differences of EUR 32.5 million primarily due to the weakening of the U.S. dollar against the euro.

Balance Sheet (p. 38)

In 2004, total assets of Delhaize Group declined 1.2% to EUR 9.4 billion. Exchange rate changes, primarily of the U.S. dollar, were the main reason for the decrease. From December 31, 2003 to December 31, 2004, the U.S. dollar weakened by 7.3% against the euro.

At the end of 2004, Delhaize Group’s sales network consisted of 2,565 stores, a net increase of six stores. Of these 2,565 stores, 317 were owned by the company (116 in the U.S., 126 in Belgium and 75 in Southern and Central Europe), 573 were held under capital leases and 1,318 under operating leases. The remaining 357 stores were affiliated stores owned by their operators or directly leased by their operators from a third party. Delhaize Group owned 11 of its 12 warehousing and distribution facilities in the U.S., five distribution centers in Belgium, two distribution centers in Greece and two in the Czech Republic.

In 2004, group equity, including minority interests, increased by 1.1% to EUR 3.4 billion. The increase of EUR 37.0 million was net of a decrease of EUR 117.3 million due to translation differences as a result of the weakening of the U.S. dollar, an increase of EUR 106.2 million due to the appropriation of profit and an increase of EUR 31.2 million due to the exercise of warrants by U.S. associates.

In 2004, the number of outstanding Delhaize Group shares, including treasury shares, increased by 1,044,004 shares to 93,668,561 due to the exercise of warrants. The Group repurchased 191,403 of its shares and used 215,558 treasury shares in 2004 in connection with its stock option programs. At the end of 2004, Delhaize Group owned 294,735 treasury shares, valued at EUR 55.95 per share, compared to an average purchase price of EUR 62.2 per share.

At the end of 2004, Delhaize Group’s provisions for liabilities and charges totaled EUR 272.7 million. These provisions relate primarily to store closing reserves in the U.S. (EUR 109.4 million), self-insurance reserves related to workers’ compensation, general liability, vehicle accident and druggist claims (EUR 100.5 million) and pension liabilities at Hannaford, Delhaize Belgium and Alfa-Beta (EUR 38.9 million).

Delhaize Group’s net debt was EUR 2.6 billion at the end of 2004, a decrease of EUR 418.9 million compared to EUR 3.0 billion at the end of 2003 due to higher cash balances and the weakening of the U.S. dollar. At identical exchange rates, net debt would have decreased by EUR 250.8 million. In 2004, Delhaize Group applied EUR 310.1 million of its free cash flow to net debt reduction and increased capital lease obligations by EUR 59.4 million while currency translation decreased net debt by a further EUR 165.8 million. Cash and short-term investments excluding treasury shares grew from EUR 459.1 million in 2003 to EUR 746.4 million in 2004. The net debt to equity ratio was reduced from 89.8% at the end of 2003 to 76.5% at the end of 2004. The net debt to adjusted EBITDA ratio improved from 2.1 in 2003 to 1.9 in 2004 due to the net debt reduction and higher profitability.

At the end of 2004, Delhaize Group had financial debt of EUR 3.4 billion, including EUR 61.9 million of short-term debt and EUR 3.3 billion of long-term debt. Of the total financial debt, 13.4% was at floating interest rates and 86.6% at fixed interest rates. Of Delhaize Group’s financial debt, 78.4% was denominated in USD, 21.4% was in EUR and 0.2% in other currencies. The average maturity of the debt, excluding capital leases, was 10.4 years compared to 11.9 years in 2003, and the

DELHAIZE GROUP - ANNUAL REPORT 2004	31

next significant principal payments related to long-term obligations are USD 563.5 million and EUR 150 million due in 2006.

*	Revolving and other short-term credits

**	Excluding capital leases and after interest swap effects; principal payments (related premiums and discounts not taken into account)

In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of approximately EUR 295.2 million (the “Convertible bonds”). The Convertible bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. In 2004, Delhaize Group retired EUR 42.1 million (USD 52.4 million) in principal of Delhaize America debt through open-market purchases and early redemptions.

On December 31, 2004, capital lease obligations outstanding were EUR 560.4 million compared with EUR 572.0 million at the end of 2003. At the end of 2004, Delhaize Group also had significant operating lease commitments. Total annual minimum operating lease commitments were approximately EUR 209.7 million in 2005, including approximately EUR 28.5 million related to closed stores, decreasing gradually to approximately EUR 171.2 million in 2009, including approximately EUR 22.6 million related to closed stores. These leases generally have terms that range between 3 and 27 years with renewal options ranging from 3 to 27 years.

Reconciliation of Net Income and Shareholders’ Equity to US GAAP

Delhaize Group prepares its financial statements under Belgian GAAP and also prepares a reconciliation of its net income and shareholders’ equity to US GAAP (see pages 59-61) in accordance with its obligations as a foreign company listed on the New York Stock Exchange.

Under US GAAP, Delhaize Group’s 2004 net income was EUR 308.5 million (EUR 242.9 million in 2003) compared to EUR 211.5 million in 2004 under Belgian GAAP. The most significant reconciling item affecting net income is linked to the Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets according to which Delhaize Group stopped amortizing goodwill and other intangible assets with indefinite lives for its US GAAP presentation as of January 1, 2002, resulting in 2004 in a difference of EUR 110.5 million in amortization of goodwill and intangible assets.

At the end of 2004, Delhaize Group shareholders’ equity under US GAAP rules was EUR 3.6 billion (EUR 3.5 billion at the end of 2003) compared to EUR 3.4 billion shareholders’ equity at the end of 2004 under Belgian GAAP.

Recent Events

On February 18, 2005, Delhaize Group announced that it had reached a binding agreement with German Rewe Group for the sale of Delhaize’s 11 stores in Slovakia for EUR 7.7 million (excluding inventories). This sale will allow Delvita to be entirely focused on its core activities in the Czech Republic.

On March 10, 2005, Delhaize Group announced the acquisition of the Belgian supermarket chain Cash Fresh for an amount of EUR 113 million, subject to contractual adjustments, with an assumption of debt to be determined at closing. Additionally, EUR 51 million will be paid to acquire real estate assets. Cash Fresh is a profitable chain of 43 stores primarily in northeastern Belgium and recorded sales of EUR 209 million in fiscal year 2004. Cash Fresh represents a strong geographical and strategic fit with Delhaize Belgium.

Financial Risk Management

As an international market participant, Delhaize Group has exposure to different kinds of financial risk. The major exposures are foreign currency exchange rate, interest rate and self-insurance risks. Delhaize Group does not trade in commodities nor does it have significant concentration of credit risk. Accordingly, Delhaize Group does not believe that commodity risks or credit risks pose a significant threat to the Company.

Delhaize Group’s treasury function provides a centralized service for the management and monitoring of foreign currency exchange and interest rate risks for the Group’s operations. The risk policy of Delhaize Group is to hedge only interest rate or foreign exchange transaction exposure that is clearly identifiable. Delhaize Group does not hedge foreign exchange translation exposure. The Group does not utilize derivatives for speculative purposes.

32	DELHAIZE GROUP - ANNUAL REPORT 2004

Currency Risk

Because a substantial portion of its assets, liabilities and operating results are denominated in U.S. dollars, Delhaize Group is exposed to fluctuations in the value of the U.S. dollar against the euro. In line with its risk policy, the Group does not hedge this U.S. dollar translation exposure.

In 2004, a variation of one U.S. cent in the exchange rate of the euro would have caused sales of Delhaize Group to vary by 0.9% or EUR 159 million and earnings before goodwill and exceptionals by 0.9% or EUR 3.7 million. During the period 1995-2004, sales of the Group increased annually on average by 8.5%, including 7.2% sales increase at identical exchange rates and 1.3% due to currency fluctuations. Earnings before goodwill and exceptionals of Delhaize Group increased annually on average by 19.2% during the period 1995-2004, including 18.6% earning increase at identical exchange rates and 0.6% due to currency fluctuations.

The payment of dividends by the U.S. operating companies to the parent company represents a significant transaction risk for the Group due to variations in currencies. When appropriate, Delhaize Group enters into agreements to hedge against the variation in the U.S. dollar in relation to these dividend payments. Additional currency exposure arises when the parent company or Delhaize Group’s financing companies finance the Group’s subsidiaries in their local currency. Any sizeable intra-Group cross-currency lending is generally fully hedged through the use of foreign exchange forward contracts or currency swaps. Delhaize Group’s subsidiaries borrow, in most cases, directly in local currencies. As a result, fluctuations in Delhaize Group’s balance sheet ratios resulting from changes in currencies are limited.

Effect of Exchange Rate Movements on Average Annual Growth Rates 1995-2004

	Average Growth Rates (Actual)	Average Growth at Identical Exchange Rates in 1995-2004
Sales	8.5%	7.2%
Operating profit	10.9%	9.7%
Net earnings	10.1%	10.4%
Earnings before goodwill and exceptionals	19.2%	18.6%

Interest Rate and Credit Risk

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt. The Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit and commercial paper programs. The interest rate on these short and medium-term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks.

Delhaize Group’s interest rate risk management objectives are to limit the effect of interest rate changes on earnings and cash flows and to lower borrowing costs. The mix of fixed-rate debt and floating-rate debt is managed within policy guidelines. At the end of 2004, 86.6% of the net debt of the Group was fixed-rate debt and 13.4% floating-rate debt.

During the fourth quarter of 2001 and the third quarter of 2002, Delhaize Group entered into interest rate swap agreements to manage its exposure to interest rate movements by effectively converting a portion of its U.S. dollar-denominated debt from fixed to variable rates. Variable rates for these agreements are based on the six-month or three-month U.S. dollar LIBOR and are reset on a semiannual basis or quarterly basis. On December 30, 2003, Delhaize Group cancelled USD 100 million of the 2011 interest rate swap arrangements. The notional principal amounts of interest rate swap arrangements as of December 31, 2004 were USD 300 million (approximately EUR 220.2 million) maturing in 2006 and USD 100 million (approximately EUR 73.4 million) maturing in 2011.

During the second quarter of 2003, Delhaize Group entered into interest rate swap agreements converting a portion of its euro-denominated debt from fixed to variable rates. Variable rates for these agreements are based on the three-month Euribor and are reset on a quarterly basis. The notional principal amount of these interest rate swap arrangements as of December 31, 2004 was EUR 100 million maturing in 2008.

Delhaize Group’s price and credit risk on its financial investments is limited because of the limited number and the quality of its financial investments. The Company’s short term investments have a rating of at least A1 (S&P) / P1 (Moody’s). Delhaize Group’s long term investment policy requires a minimum rating of A-/A3 for its financial investments.

Liquidity Risk

In order to maintain funding availability through the economic and business cycles, Delhaize Group closely monitors the amount of short-term funding and the mix of short-term funding to total debt, the overall composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt. The Group’s policy is to finance its operating subsidiaries through a mix of retained earnings, third-party borrowings and capital contributions and loans from the parent and Group financing companies, whichever is most appropriate.

At the end of 2004, short-term borrowings of Delhaize Group were EUR 20.7 million, a significant decrease compared to EUR 239.0 million one year earlier. Delhaize America maintains a revolving credit facility with a syndicate of commercial banks, providing USD 350 million in committed lines of credit in order to provide additional flexibility. Delhaize America had no outstanding borrowing under this facility at the end of 2004. The credit facility will mature on July 31, 2005 and is secured by certain inventories of Delhaize America’s operating companies. At the end of 2004, Delhaize Group SA, the parent company, had a EUR 500 million treasury notes program. In addition, Delhaize Group had, through its different companies, approximately EUR 209.8 million committed bilateral credit facilities in Europe and Asia. Under these committed bilateral credit facilities, Delhaize Group had at the end of 2004 EUR 20.7 million outstanding in Short-Term Credit Institution Borrowings with an average interest rate of 3.37%.

Delhaize Group SA has no credit rating published by a rating agency. In December 2004, Moody’s Investors Services, which has a Ba1 credit rating

DELHAIZE GROUP - ANNUAL REPORT 2004	33

for Delhaize America, changed its outlook from stable to positive. Since December 2002, Standard & Poor’s Ratings Services’ credit rating of Delhaize America is BB+ with a stable outlook. In May 2003, Standard & Poor’s Ratings Services assigned a BBB- rating to Delhaize America’s USD 350 million senior secured bank loan maturing July 31, 2005.

Self-Insurance Risk

Delhaize Group actively manages its insurance risk through a combination of external insurance coverage and self-insurance. In deciding whether to purchase external insurance or manage risk through self-insurance, the Company considers its success in managing risk through safety and other internal programs and the cost of external insurance coverage. Delhaize Group is committed to providing the safest possible working and shopping environment for its associates and customers. In addition, it has a proactive return to work program for injured associates.

Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not yet reported. The Company believes that the actuarial estimates are reasonable; however, these estimates are subject to changes in claim reporting patterns, claim settlement patterns and legislative and economic conditions, making it possible that the final resolution of some of these claims may require Delhaize Group to make significant expenditures in excess of its existing reserves.

The U.S. operations of Delhaize Group are self-insured for workers’ compensation, general liability, vehicle accident and druggist claims. Maximum self-insured retention, including defense costs per occurrence, ranges from USD 0.5 million to USD 1.0 million per accident for workers’ compensation, USD 5.0 million per accident for vehicle liability and USD 3.0 million per accident for general liability, including druggist liability, with a USD 5.0 million retention in excess of the primary. Delhaize Group’s U.S. operations are insured for covered costs, including defense costs, in excess of these retentions and deductibles.

Self-insurance expense related to workers’ compensation, general liability, vehicle accident and druggist claims totaled USD 57.1 million (EUR 45.9 million) in 2004 compared to USD 62.4 million (EUR 55.2 million) in 2003. Total claim payments were USD 46.8 million (EUR 37.6 million) compared to USD 48.3 million (EUR 42.7 million) in 2003.

Since 2001, Delhaize America has had a captive insurance program, whereby the self-insured reserves related to workers’ compensation, general liability and vehicle coverage are reinsured by The Pride Reinsurance Company («Pride»), an Irish reinsurance captive wholly-owned by Delhaize Group.

Delhaize America has a property insurance with a self-insured retention per occurrence to USD 5.0 million for named storms and USD 2.5 million for all other losses. In 2004, Delhaize America incurred uncovered property loss of USD 11.4 million (EUR 9.2 million) for several hurricanes and tropical storms compared with property loss of USD 16.9 million (EUR 14.9 million) related to Hurricane Isabel in 2003.

The Belgian operations of Delhaize Group are partially self-insured through Redelcover, a wholly-owned captive reinsurance company based in the Grand-Duchy of Luxembourg, for doubtful debtors, loss of revenue due to work stoppages and similar insurable risks.

Pension Plans

Most operating companies of Delhaize Group have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans. In defined contribution plans, retirement benefits are determined by the value of funds provided by contributions paid by the associates and/or the Company and the subsequent performance of investments made with these funds. For defined benefit plans, retirement benefits are based on the associates’ pensionable salary and length of service or on guaranteed returns on contributions made. The contributions to defined benefit plans are determined in accordance with the advice of independent, professionally qualified actuaries.

Food Lion, Delhaize Group’s largest operating company representing approximately 50% of its associate base, has a defined contribution pension plan for which Food Lion does not bear any investment risk. Delhaize Group has defined benefit plans only at Delhaize Belgium and Hannaford and a post-employment benefit at Alfa-Beta. At its other subsidiaries, Delhaize Group has no defined benefit plans.

Delhaize Belgium has a defined benefit plan which is structured as a group insurance plan. Associates at management level are covered by the plan. The plan assures the participating associates a lump-sum payment at retirement, based on a formula applied to the last annual salary of the associate before his/her retirement. The insurance company guarantees a minimum return on assets of 3.25% (4.75% for contributions prior to July 1, 2001). Delhaize Group bears the risk above this minimum guarantee.

The composition of the asset portfolio of Belgian group insurances is determined by Belgian legislation. At the end of 2004, 12% of the assets of the group insurance of Delhaize Belgium consisted of stock and 88% of bonds, real estate and cash. The Belgian Banking, Finance and Insurance Commission regulates the plans and their reserves.

Under Belgian GAAP, the contributions to the Belgian defined benefit plan are expensed as incurred. EUR 6.7 million was expensed in 2004. Additionally, the difference between the plan assets and the required level of mathematical reserves under Belgian law is accrued at year-end. An additional provision of EUR 0.6 million was thus recorded in 2004. The estimated plan assets were EUR 60.5 million, resulting in an underfunding of EUR 6.6 million vis-à-vis the accumulated benefit obligation (ABO). The assumptions used in calculating the value of the obligations and the plan assets were a discount rate of 4.50% and an expected rate of return on investments of 4.75%.

In addition to the defined benefit plan for its management associates described above, Delhaize Belgium started in 2004 a new group insurance program for all its associates, under which the employer and, from 2005 on, the associates contribute a fixed monthly amount which is adapted annually according to the Belgian consumer price index. Associates that were employed before the adoption of the plan could opt not to participate in the personal contribution part of the plan. The plan assures the associate a lump-sum at retirement, based on the contributions, with a minimum guaranteed return. The contributions to the plan are expensed as incurred and amounted to EUR 2.7 million in 2004.

34	DELHAIZE GROUP - ANNUAL REPORT 2004

In addition to a defined contribution plan provided to substantially all associates, Hannaford has a defined benefit pension plan (cash balance plan) covering approximately 50% of its associates. The plan provides for payment of retirement benefits on the basis of the associate’s length of service and salary. The plan is managed by several fund management companies for equities (approximately 69% of assets), fixed income (approximately 29% of assets) and cash equivalents (2% of assets).

Under Belgian GAAP, the Hannaford pension plan is accounted for using US GAAP rules as described hereunder, however the amount recorded under US GAAP in “Other comprehensive income” is reclassified to the caption “Prepayments and accrued income”. Under US GAAP, Hannaford evaluates annually the status of the pension fund in September. On September 30, 2004, the fund assets had a value of EUR 60.9 million (USD 83.0 million), resulting in an underfunding of EUR 18.4 million (USD 25.0 million). The assumptions used in calculating the value of the assets were a discount rate of 5.8% and an expected rate of return on investments of 7.75%. In 2004, the cost of Hannaford’s defined benefit program was EUR 7.0 million (USD 8.7 million). The funding contribution was EUR 6.5 million (USD 8.1 million) while a minimum pension liability of EUR 20.1 million (USD 27.4 million) was recognized on the balance sheet, a reduction from the previously recorded amount by EUR 1.8 million (USD 2.2 million), net of taxes recorded as an adjustment to “Other comprehensive income”, a component of equity, without affecting net earnings.

In addition to the pension plans described above, Delhaize Group has a post-employment benefit obligation at its Greek company Alfa-Beta. This obligation relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensations, granted only in cases of normal retirement or termination of employment. Under Belgium GAAP, a provision is recorded for the “Accumulated benefit obligation” determined on an actuarial basis. At the end of 2004, the provision was EUR 6.5 million.

Conversion to IFRS

From the first quarter of 2005 on, Delhaize Group will report its financial results under International Financial Reporting Standards (IFRS) in compliance with the European Union Directive of May 27, 2002. Delhaize Group believes that it is appropriately poised for an efficient, accurate and timely transition to IFRS. Delhaize Group views this change in accounting and reporting standards as a positive step towards further improving transparency in financial reporting.

Delhaize Group has decided to publish two comparative years (2003 and 2004) in its 2005 annual report to provide the users of its financial statements with a complete and understandable view on the Company’s financial performance.

As a foreign listed company on the New York Stock Exchange, Delhaize Group is required to reconcile its result to US GAAP annually, while Delhaize America, as a SEC registrant, publishes its financial statements under US GAAP quarterly. In order to maintain consistency across all of the financial reporting by Delhaize Group and Delhaize America, Delhaize Group has aligned its IFRS policy decisions with US GAAP requirements as closely as feasible.

IFRS provides certain options for first-time adoption as well as ongoing reporting. Delhaize Group has made the following key policy decisions:

•	Property, plant and equipment as well as investment property will be recorded at amortized cost versus at market value (in line with US GAAP);

•	All unrecognized actuarial losses and gains associated with the Group’s defined benefit pension plans will be recorded as an adjustment to equity upon adoption of IFRS. After adoption, Delhaize Group will use the corridor approach to recognize actuarial gains and losses amortizing excess gains and losses over the remaining working lives of plan participants (in line with US GAAP);

•	All components of pension expense will be classified as operating expenses. No components of pension expense will be recorded in financial costs (in line with US GAAP);

•	Delhaize Group will expense all stock options and restricted shares unvested at January 1, 2003 using the Black-Scholes valuation method, one year earlier than required (stock options will be expensed under US GAAP beginning in 2005; restricted shares are currently being expensed under US GAAP);

•	Joint ventures will be proportionately consolidated versus accounted for under the equity method. This currently only applies to the Group’s Indonesian operations, Lion Super Indo (under US GAAP, joint ventures are accounted for using the equity method);

•	Delhaize Group will apply, two years earlier than required, IAS 32 and 39 relating to financial instruments upon adoption of IFRS which is very similar to the accounting for financial instruments under US GAAP;

•	IAS 21, The Effects of Changes in Foreign Exchange Rates, will be applied retrospectively; therefore, the cumulative translation adjustment upon conversion to IFRS will reflect historical fluctuations in exchange rates; and

•	The accounting for business combinations prior to the adoption of IFRS will not be restated.

The most significant changes in the income statement between Belgian GAAP and IFRS will be:

•	The presentation of the income statement by function, rather than by nature as done under Belgian GAAP;

•	The notion of exceptional items does not exist under IFRS;

•	Discontinued operations will be reported on a separate line on the operating statement;

•	Goodwill and indefinite lived intangible assets will no longer be amortized but tested annually for impairment;

•	Treasury share valuation adjustments will not be recorded under IFRS; treasury shares are accounted for at cost in equity under IFRS;

•	Stock based compensation will be expensed using the Black-Scholes valuation method. Under Belgian GAAP, compensation expense related to stock options is not recorded, but expense is recorded for the difference between the price of stock purchased in the market (when necessary to satisfy option exercises) and the stock option exercise price;

•	Under IFRS closed store related charges are based on expected settlement while Delhaize Group has recorded these provisions using a market value approach under Belgian GAAP; and

•	Certain restructuring costs associated with business combinations included in the purchase price allocation under Belgian GAAP will be expensed under IFRS.

DELHAIZE GROUP - ANNUAL REPORT 2004	35

The most significant changes in the balance sheet upon adoption of IFRS for Delhaize Group will be the following:

•	Dividends will not be considered an obligation until approved at the General Meeting, while under Belgian GAAP dividends are accrued based on the proposed dividends at year-end;

•	Goodwill associated with business combinations is considered an asset of the operation to which it relates. For example, goodwill associated with the 2001 share exchange with Delhaize America will be booked in U.S. dollars under IFRS. This will result in a cumulative translation adjustment upon conversion to IFRS and will be subject to future exchange rate changes. Under Belgian GAAP, this goodwill is recorded in euro using the exchange rate applicable at the date of the business combination;

•	Treasury shares will be classified as a reduction in equity and carried at cost. Under Belgian GAAP, treasury shares are classified as an asset and carried at the lower of cost or market;

•	All unrecognized actuarial losses and gains on defined benefit plans for US GAAP will be recognized and recorded as an adjustment to equity at January 1, 2003 for IFRS;

•	The deferred loss on the interest rate lock associated with the financing of the Hannaford acquisition will be reclassified from deferred expense to equity;

•	Goodwill and indefinite lived intangibles are allocated to each operating banner and will be tested annually for impairment which will lead to the write off of Kash n’ Karry goodwill in opening equity; additionally, the Kash n’ Karry trade name that was written off in 2004 under Belgian GAAP when the name change was announced, will be written off as an adjustment to January 1, 2003 equity under IFRS;

•	The amortization recorded prior to 2003 on indefinite-lived intangibles (primarily trade names) will be reversed;

•	Certain provisions, especially those related to closed stores will be adjusted for small differences between IFRS and Belgian GAAP related to the timing, discounting and measurement of those provisions;

•	Under IFRS (consistent with US GAAP) Delhaize Group will account for vendor allowances as a reduction in the cost of inventory and recognize those allowances when product is sold. For Belgian GAAP, amounts received from suppliers for certain promotional activity are recognized when activities required by the supplier are completed;

•	Under IFRS, impairment on property, plant and equipment must be evaluated whenever an indication of impairment exists. Under Belgian GAAP, impairment is recorded when there is a permanent diminution in value of property, plant and equipment;

•	Convertible bonds will be allocated between debt and equity; under Belgian GAAP, convertible bonds are fully allocated to debt;

•	Historical or legally required revaluation of fixed assets in Belgium and Greece will be reversed; and

•	The exceptional charge related to the change in accounting method for inventory from a retail method to average cost at Food Lion and Kash n’ Karry in the second quarter of 2003, will be recorded as an adjustment to the opening 2003 balance sheet under IFRS.

Changes in lease accounting will only have a limited impact on the equity, liabilities and assets on the opening balance sheet, because leases for the U.S. businesses were already accounted for under US GAAP, which is very similar in its treatment to IFRS.

Under IFRS, Delhaize Group will use geographical segments for its primary segment reporting in line with its operational structure. Segment information will be provided for four geographical segments: the United States, Belgium, Greece and Emerging Markets. Emerging Markets include the Group’s operations in the Czech Republic, Slovakia, Romania and Indonesia. For historical financial statements, Emerging Markets will also include the divested operations in Singapore and Thailand. Delhaize Group has only one business segment, the operation of retail food stores.

On December 1, 2004, Delhaize Group gave a detailed presentation on the preliminary expected impact of the conversion to IFRS on its balance sheet and income statement, including a quantification of the expected impact of certain changes. This presentation is available on the Company’s website www.delhaizegroup.com.

Delhaize Group intends to publish a reconciliation of the 2003 opening equity and IFRS compliant balance sheet and income statement for 2003 and 2004 with a reconciliation of income and equity to Belgian GAAP on May 4, 2005.

OPERATIONAL STATISTICS

	2005(1)	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
NUMBER OF SALES OUTLETS (AT YEAR-END)
United States	1,545	1,523	1,515	1,485	1,459	1,420	1,276	1,207	1,157	1,112	1,073
Belgium, G.D. Luxembourg and Germany	820	747	728	707	675	615	553	515	511	478	450
Greece	143	129	119	111	104	53	48	42	31	25	21
Czech Republic	98	97	94	93	94	99	99	58	43	30	20
Slovakia	—	11	14	16	16	15	14	1	—	—	—
Romania	17	16	15	12	10	10	—	—	—	—	—
Indonesia	44	42	38	34	29	20	14	12	11	—	—
Subtotal	2,667	2,565	2,523	2,458	2,387	2,232	2,004	1,835	1,753	1,645	1,564
Divested Operations
Thailand	—	—	36	34	26	18	13	5	2	—	—
Singapore	—	—	—	35	31	30	25	—	—	—	—
Super Discount Markets (U.S.)	—	—	—	—	—	30	20	18	14	13	13
France	—	—	—	—	—	—	50	46	47	42	33

Total	2,667	2,565	2,559	2,527	2,444	2,310	2,112	1,904	1,816	1,700	1,610

(1)	Estimates based on planned openings and closings

	2004	2003	2002
NUMBER OF ASSOCIATES (AT YEAR-END)
Full-time	62,087	62,303	62,771
Part-time	75,824	79,408	81,123
Full-time equivalent	101,415	104,691	105,491
Male	67,183	70,742	70,198
Female	70,728	70,969	73,696
Delhaize U.S.	105,396	107,747	109,823
Delhaize Belgium	16,480	16,282	15,787
Alfa-Beta	6,517	6,453	6,329
Delvita	5,173	5,190	5,348
Mega Image	994	1,013	898
Super Indo	3,351	3,390	2,968
Food Lion Thailand	—	1,636	1,584
Shop N Save	—	—	1,157

Total	137,911	141,711	143,894

FINANCIALS

38	DELHAIZE GROUP - ANNUAL REPORT 2004

CONSOLIDATED BALANCE SHEET (note 1)

Consolidated Assets	(in thousands of EUR)
	Note	2004	2003	2002
Fixed assets		6,820,563	7,097,342	8,080,611

Establishment costs	2	16,275	14,750	17,376

Intangible fixed assets	3	727,969	886,406	1,121,212

Goodwill arising on consolidation	4	2,867,113	2,886,678	3,163,132

Tangible fixed assets	5	3,110,099	3,203,965	3,743,324

Land and buildings		1,165,199	1,178,953	1,300,489
Plant, machinery and equipment		834,402	895,458	1,104,226
Fixtures and fittings, motor vehicles		157,282	144,728	125,576
Financing leases and similar contract rights		454,423	468,219	598,994
Other tangible fixed assets		452,179	487,959	575,600
Capital work in progress and prepayments		46,614	28,648	38,439

Financial fixed assets	6	99,107	105,543	35,567
Companies at equity		—	238	557
Investments		—	238	557
Other companies		99,107	105,305	35,010
Investments		1,629	1,603	9,176
Receivables and guarantee deposits		97,478	103,702	25,834

Current assets		2,582,177	2,421,760	2,759,521

Long-term receivables		7,726	9,910	16,837
Other receivables		2,399	3,779	7,035
Deferred taxation		5,327	6,131	9,802

Inventories and work in progress		1,246,161	1,376,880	1,707,673
Inventories		1,246,161	1,376,880	1,707,673
Consumables		8,199	8,450	9,689
Goods for resale		1,223,271	1,342,145	1,667,580
Payments to account		14,691	26,285	30,404

Short-term receivables		454,787	452,765	486,989
Trade receivables		435,249	415,288	431,137
Other receivables		19,538	37,477	55,852

Short-term investments		566,961	231,006	106,472
Treasury shares		16,361	12,938	5,942
Other investments		550,600	218,068	100,530

Cash		195,829	241,031	317,210

Prepayments and accrued income		110,713	110,168	124,340

Total assets		9,402,740	9,519,102	10,840,132

DELHAIZE GROUP - ANNUAL REPORT 2004	39

Consolidated Liabilities & Shareholders’ Equity	(in thousands of EUR)
	Note	2004	2003	2002
Shareholders’ equity		3,358,348	3,333,833	3,528,741
Capital	7	46,834	46,312	46,196
Called up share capital		46,834	46,312	46,196
Share premium account	7	2,320,927	2,273,168	2,264,225

Revaluation reserves	8	18,661	14,762	15,119

Group reserves	9	1,442,234	1,352,618	1,277,325
Parent company reserves		115,372	128,547	140,146
Consolidated reserves		1,326,862	1,224,071	1,137,179

Cumulative translation adjustment	10	(470,308)	(353,027)	(74,124)

Minority interests	11	47,750	35,291	34,314

Provisions for liabilities and charges and deferred taxation		614,441	659,990	870,807

Provisions for liabilities and charges	12	272,676	280,915	324,874
Pensions and similar obligations		38,895	37,632	45,133
Major repairs and maintenance		75	88	188
Other liabilities and charges		233,706	243,195	279,553
Deferred taxation	13	341,765	379,075	545,933

Creditors		5,382,201	5,489,988	6,406,270

Amounts falling due after more than one year	14,16	3,365,596	3,288,500	3,806,631
Financial liabilities		3,343,667	3,272,630	3,790,502
Non-subordinated debenture loans		2,813,346	2,729,502	3,105,950
Liabilities under capital leases		530,321	543,128	666,549
Credit institutions		—	—	18,003
Other liabilities		21,929	15,870	16,129

Amounts falling due within one year		1,886,792	2,054,474	2,449,980
Current portion of long-term debts	14	41,223	38,822	59,640
Financial liabilities	15,16	20,677	239,016	465,404
Credit institutions		20,677	85,995	337,273
Other borrowings		—	153,021	128,131
Trade creditors		1,336,650	1,330,559	1,458,323
Suppliers		1,336,650	1,326,322	1,454,573
Bills payable		—	4,237	3,750
Payments received on account		1,755	964	879
Liabilities for taxes, salaries and social security		346,165	298,189	333,543
Income taxes		104,871	70,852	75,421
Salaries and social security		241,294	227,337	258,122
Other liabilities		140,322	146,924	132,191

Accruals and deferred income		129,813	147,014	149,659

Total liabilities & shareholders’ equity		9,402,740	9,519,102	10,840,132

40	DELHAIZE GROUP - ANNUAL REPORT 2004

CONSOLIDATED INCOME STATEMENT (note 1, 18)

	(in thousands of EUR)
	Note	2004	2003	2002
Operating income		18,325,901	19,191,228	21,082,584
Sales	19	17,971,589	18,820,488	20,688,436
Other operating income		354,312	370,740	394,148

Operating expenses		(17,506,223)	(18,382,012)	(20,275,394)
Merchandise and consumables		13,318,031	14,002,216	15,323,270
Purchases		13,254,906	13,865,759	15,412,504
Inventories and work in progress (increase –, decrease +)		63,125	136,457	(89,234)
Miscellaneous goods and services		1,225,044	1,260,303	1,408,495
Salaries, social security and pensions	20	2,317,465	2,414,178	2,712,294
Depreciation and amounts written off establishment costs, intangible and tangible fixed assets	22	503,891	538,674	632,828
Amortization of goodwill arising on consolidation	22	82,681	85,074	92,154
Amounts written off stocks, work in progress and trade debtors (charged +, applied or released –)		309	4,600	3,809
Provisions for liabilities and charges (charged +, applied or released –)		(30,544)	(18,002)	(18,563)
Other operating expenses		89,346	94,969	121,107

Operating profit		819,678	809,216	807,190

Financial income		44,287	34,718	41,422
Income from financial fixed assets		1,137	109	105
Income from current assets		32,073	29,050	25,699
Other financial income		11,077	5,559	15,618

Financial expenses		(374,599)	(393,380)	(496,487)
Interest and similar charges		330,846	353,185	429,132
Amounts written off current assets		(4,545)	(7,219)	12,645
Other financial expenses		48,298	47,414	54,710

Net financial result	23	(330,312)	(358,662)	(455,065)

Current profit of consolidated companies before taxation		489,366	450,554	352,125

Exceptional income		17,292	28,912	14,391
Release of depreciation and amounts written off intangible and tangible fixed assets		2,159	4,866	632
Amounts released from provisions for exceptional liabilities and charges		109	362	—
Gains on the disposal of fixed assets		13,971	23,665	13,737
Other exceptional income		1,053	19	22

Exceptional expenses		(139,976)	(173,767)	(27,121)
Exceptional depreciation and amounts written off establishment costs, intangible and tangible fixed assets and goodwill arising on consolidation		64,044	24,638	11,531
Amounts written off financial fixed assets		—	7,277	—
Provisions for exceptional liabilities and charges		44,537	24,371	2,831
Losses on the disposal of fixed assets		13,197	15,556	11,437
Other exceptional expenses		18,198	101,925	1,322

Net exceptional result	24	(122,684)	(144,855)	(12,730)

Profit of the consolidated companies before taxation		366,682	305,699	339,395

Deferred taxation		4,030	96,218	(33,472)
Transfer to deferred taxes		(42,868)	(30,539)	(79,551)
Release of deferred taxes		46,898	126,757	46,079

Tax on profits		(148,721)	(227,386)	(126,081)
Tax on profits		(151,183)	(228,448)	(127,935)
Tax adjustments and release of provisions for taxation		2,462	1,062	1,854

Total income taxes	25	(144,691)	(131,168)	(159,553)

Profit of the consolidated companies		221,991	174,531	179,842

Share in results of companies at equity		—	—	43
Profit/(loss)		—	—	43

Consolidated profit		221,991	174,531	179,885

Interest of third parties in the results		10,537	3,271	1,578

Group share in the results	26	211,454	171,260	178,307

Appropriations and transfers
Profit of the current year to be appropriated		211,454	171,260	178,307
Transfer to reserves		(106,165)	(77,724)	(96,401)

Profit to be distributed		(105,289)	(93,536)	(81,906)
Dividends		105,289	92,846	81,305
Directors’ share of profit		—	690	601

DELHAIZE GROUP - ANNUAL REPORT 2004	41

CONSOLIDATED STATEMENT OF CASH FLOWS (note 1)

	(in thousands of EUR)
	Note	2004	2003	2002
Operating activities	27
Net income		211,454	171,260	178,307
Minority interest		10,537	3,271	1,578
Share in results of companies accounted for under the equity method		—	—	(43)
Adjustments for
Depreciation and amortization		648,457	643,521	735,881
Amortization of debt issuance costs and securities premium/discounts		3,290	2,372	4,027
Provisions for losses on accounts receivable and inventory obsolescence		(4,236)	4,658	16,454
Stock option expenses		2,613	843	7,566
Income taxes		148,721	227,386	126,081
Interest expense and similar charges		330,846	353,185	429,132
Investment income		(33,210)	(29,159)	(25,804)
Loss on disposal of fixed assets		13,197	15,556	11,437
Gain on disposal of fixed assets		(13,971)	(23,665)	(13,737)
Change in accounting method		—	84,701	—

		1,317,698	1,453,928	1,470,879

Changes in working capital requirement
Inventories		74,719	44,264	(94,265)
Receivables		(21,310)	7,371	(8,435)
Prepayments and accrued income		(12,251)	(8,856)	27,639
Trade payables		18,320	(9,108)	143,859
Other payables		18,421	2,337	22,064
Accruals and deferred income		(27,582)	(26,046)	(47,501)
Additions to (uses of) provisions for liabilities and charges and deferred taxation		12,548	(86,095)	19,585

Cash generated from operations		1,380,563	1,377,796	1,533,825
Interest paid		(306,515)	(308,234)	(375,316)
Income taxes paid		(123,424)	(221,032)	(121,695)

Net cash provided by operating activities		950,624	848,530	1,036,814

Investing activities	27
Purchase of shares in consolidated companies, net of cash and cash equivalents acquired		(151,116)	(28,267)	(13,302)
Purchase of tangible fixed assets		(490,026)	(448,340)	(634,901)
Purchase of intangible fixed assets		(4,264)	(15,725)	(9,015)
Purchase of financial fixed assets		(260)	(442)	(3,089)
Sale of shares in consolidated companies, net of cash and cash equivalents divested		2,060	21,213	—
Sale of tangible and intangible fixed assets		39,566	35,089	35,400
Sale of financial fixed assets		365	178	—
Cash loans made and cash put in escrow		(29,875)	(19,936)	(8,704)
Cash received from the repayment of loans and the release of escrow		22,592	6,329	7,043
Dividends received		1,137	109	105
Interest received		32,073	29,049	25,699
Investment in debt securities		(25,698)	(74,202)	—
Gains on derivative instruments		—	12,587	—

Net cash used in investing activities		(603,446)	(482,358)	(600,764)

Cash flow before financing activities		347,178	366,172	436,050

Financing activities	27
Proceeds from the exercise of share warrants		31,168	5,762	—
Borrowings under long-term loans		304,482	114,149	6,822
Direct financing costs		(4,962)	(1,975)	—
Repayment of long-term loans		(79,002)	(76,098)	(127,067)
Escrow for funding senior notes		—	(76,551)	—
Escrow maturities		9,195	2,018	—
Borrowings under short-term loans (> three months)		19,802	187,226	202,666
Repayment under short-term loans (< three months)		(5,000)	(237,124)	(186,876)
Additions to (repayments of) short-term loans (< three months)		(220,707)	(172,500)	(100,957)
Dividends and directors’ share of profit		(93,340)	(81,393)	(134,529)
Dividends paid by subsidiaries to minority interests		(1,512)	(1,508)	(1,295)
Increase in capital of subsidiaries by minority interests		—	—	—
Proceeds upon conversion of stock option at a subsidiary		7,806	1,769	4,849
Purchases of treasury shares		(9,537)	(2,518)	(13,357)
Loss on derivative instruments		—	(2,343)	—

Net cash provided by (used in) financing activities		(41,607)	(341,086)	(349,744)
Effect of foreign exchange translation differences		(32,477)	(49,182)	(53,296)
Change of the scope of consolidation		(3,974)	—	—

Net increase (decrease) in cash and cash equivalents		269,120	(24,096)	33,010
Cash and cash equivalents - Beginning of the year		393,644	417,740	384,730
Cash and cash equivalents - End of the year		662,764	393,644	417,740
Cash and short-term investments (excl. treasury shares)		746,429	459,099	417,740
Debt securities with maturities over three months		(83,665)	(65,456)	—
Cash and cash equivalents, as reported		662,764	393,644	417,740

42	DELHAIZE GROUP - ANNUAL REPORT 2004

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (note 1)

	(in thousands of EUR, except number of shares)
	Number of Shares Outstanding	Capital	Share Premium Account	Revaluation Reserves	Group Reserves	Cumulative Translation Adjustment and Other	Total Shareholders’ Equity
Balances at January 1, 2002	92,392,704	46,196	2,264,225	17,788	1,178,174	209,654	3,716,037

Dividends and directors’ share of profit	—	—	—	—	(81,906)	—	(81,906)
Change in cumulative translation adjustment	—	—	—	—	—	(283,778)	(283,778)
Other	—	—	—	(2,669)	2,750	—	81
Net income	—	—	—	—	178,307	—	178,307

Balances at December 31, 2002	92,392,704	46,196	2,264,225	15,119	1,277,325	(74,124)	3,528,741

Capital increases	231,853	116	8,943	—	(3,301)	—	5,758
Dividends and directors’ share of profit	—	—	—	—	(93,536)	—	(93,536)
Change in cumulative translation adjustment	—	—	—	—	—	(278,903)	(278,903)
Other	—	—	—	(357)	870	—	513
Net income	—	—	—	—	171,260	—	171,260

Balances at December 31, 2003	92,624,557	46,312	2,273,168	14,762	1,352,618	(353,027)	3,333,833

Capital increases	1,044,004	522	47,759	—	(17,113)	—	31,168
Dividends	—	—	—	—	(105,289)	—	(105,289)
Change in cumulative translation adjustment	—	—	—	—	—	(117,281)	(117,281)
Other	—	—	—	3,899	564	—	4,463
Net income	—	—	—	—	211,454	—	211,454

Balances at December 31, 2004	93,668,561	46,834	2,320,927	18,661	1,442,234	(470,308)	3,358,348

Treasury shares	294,735
Outstanding shares excl. treasury shares	93,373,826

QUARTERLY DATA

(Unaudited)	(in millions of EUR, except earnings per share)
2004	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Sales	17,971.6	4,370.9	4,616.6	4,536.6	4,447.5
Operating profit	819.7	185.0	226.2	217.9	190.6
Net earnings	211.5	(8.0)	81.9	71.2	66.4
Net earnings per share	2.28	(0.09)	0.89	0.77	0.71

2003	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Sales	18,820.5	4,651.6	4,597.7	4,687.2	4,884.0
Operating profit	809.2	209.4	189.7	194.9	215.2
Net earnings	171.3	46.3	9.3	53.5	62.2
Net earnings per share	1.86	0.50	0.10	0.58	0.67

DELHAIZE GROUP - ANNUAL REPORT 2004	43

N OTES TO THE FINANCIAL STATEMENTS

1. Basis of Preparation and Accounting Policies

1. Principle of Consolidation

Full Consolidation

Companies over which control is exercised by right or de facto are fully consolidated.

Proportionate Consolidation

Companies over which joint control is exercised are consolidated proportionately.

Equity Method

Companies on which the Group has a significant influence, particularly by owning voting rights between 10 and 50%, are accounted for by the equity method.

Companies to which these Criteria are not Applied:

•	Companies which have ceased trading or whose results are not significant to the Group, individually and in aggregate, are excluded from the scope of consolidation.

•	Companies whose activity is fundamentally different from those of the Group and which are not significant in terms of the Group, individually and in aggregate, are also excluded.

2. Group Accounting Policies

The Group accounting policies are based on those of the parent company. The accounts of consolidated subsidiaries are restated as necessary in order to comply with the accounting policies stated below, where such restatement has a significant effect on the consolidated accounts taken as a whole.

Establishment Costs

These costs are capitalized only by decision of the Board of Directors. When capitalized, they are depreciated over a period of five years or, if they relate to debt issuance costs, the period of the loans.

Intangible Fixed Assets

The intangible fixed assets appearing on the balance sheet are amortized on the basis of the economic life of the assets in question. The amortization periods of the main intangible assets are as follows:

Concessions, patents, licences
• Trade names	40 years

• Distribution network	40 years

• Assembled workforce	2-13 years

• Prescription files	15 years

Goodwill

• Favorable lease rights	lease term

Goodwill Arising on Consolidation

Goodwill arising on consolidation of the accounts of a company on entry within the scope of consolidation, or when the holding percentage in a company is modified, is allocated, to the extent possible, to the assets and liabilities of the company concerned. The unallocated difference appears in the balance sheet as “Goodwill arising on consolidation”.

The amounts allocated to assets are amortized on the basis of their nature. The amounts recorded as “Goodwill arising on consolidation” are amortized, as a rule, over a period of 20 or 40 years, given the nature of the sector which provides a steady and non-cyclical return. The choice of rate depends on the country where the investment is made: 40 years for countries with a mature economy and 20 years for countries with an emerging economy.

Tangible Fixed Assets

Tangible fixed assets are recorded in the balance sheet at purchase price, at cost price or at agreed capital contribution value.

Depreciation is based on the economic life of the assets in question, as a rule:

• Buildings	40 years

• Distribution centers	33 years

• Plant, machinery and equipment	3-14 years

• Furniture, vehicles and other tangible fixed assets	5-10 years

Ancillary costs related to buildings are either allocated to the asset and depreciated over the same period as the asset in question, or written off as incurred.

Capital leases and similar contract rights are depreciated based upon the estimated useful life of the assets, which may be different from the repayment of the capital value of the assets.

Financial Fixed Assets

Investments included in “Companies at equity” appear at the value of the Group share in the equity of the companies in question. Other investments are included at cost, less any provision required to reflect a long-term impairment of value.

Inventories

Inventories are valued at the lower of cost on a weighted average cost basis or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Such net realizable value corresponds to the anticipated estimated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

Receivables and Payables

Amounts receivable and payable are recorded at their nominal value, less provision for any amount receivable whose value is considered to be impaired on a long-term basis. Amounts receivable and payable in a currency other than the currency of the subsidiary are valued at the exchange rate on the closing date. The resulting translation difference on conversion (for each currency) is written off if it is a loss and deferred if it is a gain. Exchange gains and losses and conversion differences arising on debts contracted to finance non-monetary assets are recognized based on the principle of matching expenses to the income to which they relate.

Provisions and Deferred Taxes

Provisions for liabilities and charges are recorded to cover probable or certain losses of precisely determined nature but whose amount, as at the balance sheet date, is not precisely known. They include, principally:

•	pension obligations, early retirement benefits and similar benefits due by consolidated companies to present or past members of staff;

•	taxation due on review of taxable income or tax calculations not already included in the estimated tax payable included in amounts due within one year;

•	significant reorganization and store closing costs;

•	self-insurance reserves for workers’ compensation, general liability, vehicle accident and druggist claims;

•	charges for which the company may be liable as a result of current litigation.

Deferred taxes are calculated using the liability method on a full provision basis, taking into account temporary differences between book and tax values of assets and liabilities in the consolidated balance sheet. Deferred taxes have two sources: temporary differences in the accounts of Group companies and consolidation adjustments.

44	DELHAIZE GROUP - ANNUAL REPORT 2004

Deferred tax assets are included in the consolidated accounts only to the extent that their realisation is probable in the foreseeable future.

Within each fiscal entity in the Group, deferred tax assets and liabilities are offset. Net asset balances are recorded under a separate account in long-term receivables.

Translation of Foreign Currencies

The balance sheets of foreign subsidiaries are converted to euro at the year-end rate (closing rate).

The profit and loss accounts are translated at the average daily rate, i.e. the yearly average of the rates each working day of the currencies involved. The differences arising from the use of the average daily rate for the profit and loss account and the closing rate for the balance sheet are recorded in the “Cumulative translation adjustment” component of equity.

(in EUR)	Closing Rate		Average Daily Rate
	2004	2003	2004		2003
1 USD	0.734160	0.791766	0.803922		0.884048
100 CZK	3.282563	3.085467	3.135671		3.140125
100 SKK	2.580978	2.428953	2.498637		2.410284
100 ROL	0.002539	0.002430	0.002469		0.002663
100 THB	1.876595	2.005463	1.995110	*	2.125583
100 IDR	0.007864	0.009408	0.008987		0.010289
1 SGD	—	0.466200	—		0.507532	*

(*)	Average for the period until the date of deconsolidation

3. Scope of Consolidation

Main changes during 2004. Delhaize Group acquired Victory Super Markets, Inc. (“Victory”), a company which operates 19 supermarkets, 17 in central and southeastern Massachusetts and two in southern New Hampshire. Delhaize Group paid an aggregate amount of EUR 143.7 million (USD 178.6 million) for the acquisition of Victory. Victory’s results of operations are included in Delhaize Group’s consolidated results from November 26, 2004.

In June 2004, Delhaize Group sold its interest of 70.0% in Super Dolphin, a non-operating company of the Mega Image Group and acquired most of the remaining interests of the other companies related to its Romanian activities (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of A.T.T.M. Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). These transactions were consumated for an aggregate price of EUR 0.3 million.

In August 2004, Delhaize Group divested its loss-making Thai operations. Delhaize Group excluded the companies Food Lion Thailand, Lion Garden Food and Delhaize Siam (collectiveley “Food Lion Thailand”) from the scope of consolidation as of September 1, 2004. Food Lion Thailand’s results of operations are included in Delhaize Group’s consolidated results until August 31, 2004. As part of the deconsolidation of Food Lion Thailand, Delhaize Group recorded a liability (under the caption “Other liabilities”), of EUR 8.5 million, representing the estimated amount needed by Food Lion Thailand to complete its liquidation.

In August 2004, Delhaize Group acquired two Belgian companies, Distra and Warenhuizen Trouken – Peeters, for an aggregate price of EUR 5.7 million. Each company operates one supermarket in Belgium.

Main changes during 2003. Delhaize Group acquired Harveys, a chain that was operating 43 supermarkets located in central and south Georgia and the Tallahassee, Florida area. Delhaize Group paid an aggregate amount of EUR 28.2 million for the acquisition of Harveys. Harveys’ results of operations are included in Delhaize Group’s consolidated results from October 26, 2003.

In November 2003, Delhaize Group sold its 49% interest in the Singaporean retailer Shop N Save for a total consideration of EUR 21.8 million. Shop N Save’s results of operations are included in Delhaize Group’s consolidated results until September 30, 2003.

4. Methodology

Consolidated Balance Sheet

The closing rate for the U.S. dollar used for the conversion of the balance sheets of the U.S. companies is EUR 0.734160 at the end of 2004 compared with EUR 0.791766 at the end of 2003, a decrease of 7.3%.

Consolidated Income Statement

The average daily rate for one USD used in translating the results of U.S. companies is EUR 0.8039 against EUR 0.8840 in 2003, a 9.1% decrease.

Consolidated Statement of Cash Flows

Belgian law is silent on the publication of a statement of cash flows and the methods to be used for preparing such a statement. The method used by the Group is accordingly based on international standards published by the International Accounting Standards Board. In particular, IAS 7 deals with the statement of cash flows.

This statement describes the cash movements that result from three types of activity: operating, investing and financing.

Under IAS 7 the flow from operating activities can be determined on the basis of two methods:

•	the direct method, whereby the most important categories of incoming and outgoing gross funds (receipt of payments from clients, payments to suppliers, etc.) are used to obtain the net cash flow generated by operating activities.

•	the indirect method, whereby the net profit is adjusted for non-monetary transactions (such as depreciation) and transactions concerning investing and financing activities.

The Group has, like most other companies which publish a statement of cash flows, opted to use the indirect method that is easier to employ. Cash flows arising from transactions in foreign currencies are translated using the average exchange rate between the euro and the foreign currencies.

2. Establishment Costs

Establishment costs represent debt issuance costs at Delhaize America, Delhaize Group SA, Delhaize “The Lion” Nederland and Delhaize Finance.

EUR 5.0 million cost was incurred upon the issuance of a EUR 300 million convertible bond by Delhaize Group SA (see note 14 to the consolidated financial statements).

Analysis of Establishment Costs		(in thousands of EUR)
Net book value at the end of the previous financial year		14,750

Movements during the current year:
• Newly incurred costs	4,962
• Amortization	(2,655)
• Translation difference	(782)

Net book value at the end of the financial year		16,275

Being: debt issuance costs		16,275

DELHAIZE GROUP - ANNUAL REPORT 2004	45

3. Intangible Fixed Assets

This account is primarily composed of intangible assets identified in the purchase price allocation of the Delhaize America share exchange, which took place in 2001, and the acquisition of Hannaford in 2000.

Analysis of Intangible Fixed Assets	(in thousands of EUR)
	Concessions, Patents, Licences	Goodwill
Cost
At the end of the previous year	726,473	346,020
Movements during the current year:
• Acquisitions	562	3,700
• Sales and disposals	(45,459)	(2,692)
• Transfer to other accounts	143	(1,655)
• Translation difference	(48,962)	(23,086)
• Change in the scope of consolidation	—	(2,724)
At the end of the financial year	632,757	319,563

Depreciation and amounts written off
At the end of the previous year	(93,360)	(92,727)
Movements during the current year:
• Charged to income statement	(68,455)	(37,101)
• Cancelled	45,120	2,411
• Transfer to other accounts	3	2,049
• Translation difference	8,810	8,899
• Change in the scope of consolidation	—	—
At the end of the financial year	(107,882)	(116,469)

Net book value at the end of the financial year	524,875	203,094

4. Goodwill Arising on Consolidation

The balance on this account represents the unallocated difference arising on investments between the acquisition cost of shareholdings and the corresponding share of their net worth.

This consolidation goodwill is amortized at an annual rate of 5% for companies in emerging economies and 2.5% for companies in countries with a mature economy (United States and Belgium). New goodwill was recognized on the acquisition of Victory (EUR 131.1 million) and other acquisitions (EUR 7.2 million), while goodwill was reduced by EUR 1.9 million due to the disposal of Super Dolphin.

Amortization expense of EUR 82.7 million was recorded in 2004.

Goodwill Arising on Consolidation	(in thousands of EUR)

At the end of the previous year		2,886,678
Movements during the current year:
• Change in the scope of consolidation	136,428
• Amortization and impairment charge	(82,681)
• Translation difference	(73,312)

Net book value at the end of the financial year		2,867,113

(in millions of EUR)	2004	2003
United States	2,773.7	2,792.1
Belgium	14.5	9.7
Southern and Central Europe	78.9	84.8
Asia	—	0.1

Total	2,867.1	2,886.7

5. Tangible Fixed Assets

(in millions of EUR)	2004	2003
United States	2,213.1	2,381.8
Belgium	565.6	505.8
Southern and Central Europe	323.0	301.5
Asia	5.0	12.6
Corporate	3.4	2.3

Total	3,110.1	3,204.0

Changes in tangible fixed assets were as follows:

Acquisitions:	558.3 million
Disposals:	(48.0) million
Depreciation:	(460.0) million
Translation difference:	(165.3) million
Change in scope of consolidation:	13.6 million
Revaluations:	8.4 million
Transfers:	(0.9) million

46	DELHAIZE GROUP - ANNUAL REPORT 2004

Analysis of Tangible Fixed Assets	(in thousands of EUR)
	Land and Buildings	Plant, Machinery and Equipment	Furniture and Vehicles	Leases and Similar Rights	Other Tangible Fixed Assets	Capital Work in Progress and Payments in Advance
Cost
At the end of the previous year	1,407,124	1,854,097	323,720	601,511	942,022	31,919
Movements during the current year:
• Acquisitions, including own work capitalized	91,018	199,838	69,060	68,531	84,313	45,667
• Sales and disposals	(32,166)	(62,907)	(12,479)	(12,007)	(17,333)	(2,977)
• Transfer to other accounts	(3,602)	(1,580)	(1,066)	(4,923)	18,129	(25,091)
• Change in the scope of consolidation	(163)	10,810	(183)	—	2,565	—
• Translation difference	(49,626)	(106,746)	(18,810)	(46,771)	(59,748)	(2,093)
At the end of the financial year	1,412,585	1,893,512	360,242	606,341	969,948	47,425

Revaluation surplus
At the end of the previous year	32,692	—	—	—	—	—
Movements during the current year:
• Recorded	8,426	—	—	—	—	—
At the end of the financial year	41,118	—	—	—	—	—

Depreciation and amounts written off
At the end of the previous year	(260,863)	(958,639)	(178,992)	(133,292)	(454,063)	(3,271)
Movements during the current year:
• Charged to income statement	(45,458)	(220,621)	(47,159)	(44,938)	(103,745)	(539)
• Release of depreciation	1,962	162	—	—	1	36
• Cancelled	7,205	55,883	11,742	6,621	8,430	1,995
• Transfer to other accounts	760	5,723	1,262	8,886	(467)	1,059
• Change in the scope of consolidation	(416)	224	775	—	79	—
• Acquired from third parties	83	—	—	—	—	—
• Translation difference	8,223	58,158	9,412	10,805	31,996	(91)
At the end of the financial year	(288,504)	(1,059,110)	(202,960)	(151,918)	(517,769)	(811)

Net book value at the end of the financial year	1,165,199	834,402	157,282	454,423	452,179	46,614
of which: land and buildings				454,120
plant, machinery and equipment				303

Delhaize Group Stores Ownership (end of 2004)	Owned	Capital Leases	Operating Leases	Affiliated and Franchised Stores Owned by Their Operators or Directly Leased by Their Operators from a Third Party	Total
United States	116	571	836	—	1,523
Belgium, Germany, Grand-Duchy of Luxembourg	126	2	281	338	747
Greece	26	—	84	19	129
Czech Republic & Slovakia	41	—	67	—	108
Romania	8	—	8	—	16
Indonesia	—	—	42	—	42

Total	317	573	1,318	357	2,565

DELHAIZE GROUP - ANNUAL REPORT 2004	47

Leases

Delhaize Group’s stores operate principally in leased premises. Lease terms generally range from 3 to 27 years with renewal options ranging from 3 to 27 years. The average remaining lease term for closed stores is 6.4 years. The following table details, at December 31, 2004, the future minimum lease payments under capital and operating leases:

		Operating Leases
(in thousands of EUR)	Capital Leases	Open Stores	Closed Stores
2005	97,339	181,118	28,534
2006	96,196	178,844	27,229
2007	95,229	170,989	26,187
2008	94,463	160,225	25,100
2009	92,141	148,596	22,568
Thereafter	676,172	1,259,235	114,423

Total minimum payments	1,151,540	2,099,007	244,041

Less estimated executory costs	20,724

Net minimum lease payments	1,130,816

Less amount representing interest	570,465

Present value of net minimum lease payments	560,351

Minimum payments have not been reduced by minimum sublease income of approximately EUR 45.4 million due over the term of non-cancelable subleases.

Rent expenses, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term.

Total Rent Expense under Operating Leases for Open and Closed Stores	(in millions of EUR)
2004	245
2003	260
2002	291
2001	298
2000	257

In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not complete at December 31, 2004. The leases expire on various dates extending to 2031 with renewal options generally ranging from 3 to 27 years. Total future minimum rents under these agreements are approximately EUR 187 million.

Provisions of approximately EUR 101 million and EUR 100 million at December 31, 2004 and 2003, respectively, for remaining lease liabilities on closed stores are included in provisions for liabilities and charges. Delhaize Group uses a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

6. Financial Fixed Assets

(in thousands of EUR)	Equity Investments	Other Companies
1. Investments
At the end of the previous year	238	1,603
Movements during the current year:
• Acquisitions	—	261
• Sales and disposals	(238)	(128)
• Translation difference	—	(107)

Net book value at the end of the financial year	—	1,629

2. Receivables and guarantee deposits
At the end of the previous year	103,702
Movements during the current year:
• Additions	29,875
• Repayments	(31,786)
• Transfer	527
• Change in scope of consolidation	2,630
• Translation difference	(7,470)

Net book value at the end of the financial year	97,478

This caption includes EUR 53.5 million treasury instruments placed in a trust by Hannaford to satisfy the remaining principal and interest payments due on a portion of its long-term debt.

7. Capital and Share Premium Account

During 2004, several capital increases occurred, following the exercise of 1,044,004 warrants by optionees under the Delhaize Group 2002 Stock Incentive Plan primarily targeted to U.S. management associates (“the Optionees”). Capital was increased by EUR 0.5 million (EUR 0.50 per new share issued); the share premium account increased by EUR 47.8 million. In accordance with the Delhaize Group 2002 Stock Incentive Plan, the subscription price of the new shares was partially funded by Delhaize Group in the name and for the account of the Optionees.

8. Revaluation Reserves

(in millions of EUR)	2004	2003
Revaluation reserves	18.7	14.8

Revaluation reserves represent unrealized gains recorded on Delhaize Belgium property in 1981, as well as a revaluation required by Greek law recorded on Alfa-Beta property in 2004.

9. Group Reserves

(in millions of EUR)	2004	2003
Parent company reserves :
Legal reserve	4.7	4.6
Reserves not available for distribution	0.4	0.4
Untaxed reserves	44.2	43.9
Distributable reserves	16.8	16.5
Profit carried forward	49.3	63.1

Subtotal	115.4	128.5

Consolidated reserves	1,326.8	1,224.1

Total	1,442.2	1,352.6

Group Reserves		(in thousands of EUR)
As of December 31, 2003		1,352,618
• Group share in consolidated results	211,454
• Dividends	(105,289)
• Transfer from taxed revaluation surplus	369
• Dividends received on own shares	195
• Spread on Delhaize Group warrant exercises	(17,113)

As of December 31, 2004		1,442,234

48	DELHAIZE GROUP - ANNUAL REPORT 2004

Group reserves decreased by EUR 17.1 million representing the amount paid by Delhaize America, in the name and for the account of the Optionees, in connection with the exercise of 1,044,004 warrants by Optionees under the Delhaize Group 2002 Stock Incentive Plan (see Note 7 above).

10. Cumulative Translation Adjustment

	(in millions of EUR)
Year	USD Companies	Euro Zone Companies	Other Companies	Difference on Results	Change over the Year	Cumulative Total
2000*	142.5	(6.4)	(2.1)	(7.8)	126.2	126.2
2001	73.5	—	9.1	0.9	83.5	209.7
2002	(263.1)	—	0.7	(21.4)	(283.8)	(74.1)
2003	(265.7)	—	(0.3)	(12.9)	(278.9)	(353.0)
2004	(104.9)	—	1.0	(13.4)	(117.3)	(470.3)

	(417.7)	(6.4)	8.4	(54.6)	(470.3)

(*)	Cumulative 1977-2000

The negative movement of the translation adjustment is mainly due to the decrease of 7.3% in the year-end USD rate compared to the euro as of December 31, 2003, used to translate the value of assets and liabilities of the U.S. companies.

Existing cumulative translation adjustments related to companies of the euro zone will be maintained as they are in the account “Cumulative translation adjustment” until the sale of these holdings.

11. Minority Interests

This account covers third-party interests in the equity of fully consolidated companies which are not wholly owned by Delhaize Group.

(in millions of EUR)	2004	2003
Belgium	0.4	0.4
Southern and Central Europe	42.0	30.0
Asia	5.4	4.9

Total	47.8	35.3

Changes in minority interests are as follows:

(in millions of EUR)
Balance as of December 31, 2003		35.3

Changes in consolidation scope and percentage held	(0.9)
Minority interest in the consolidated profit	10.5
Dividends paid to minority shareholders	(1.5)
Translation difference	0.2
Revaluation surplus	4.2

Balance as of December 31, 2004		47.8

12. Provisions for Liabilities and Charges

(in millions of EUR)	2004	2003
United States	141.4	146.3
Belgium	7.1	7.0
Southern and Central Europe	10.7	9.3
Asia	—	0.4
Corporate	113.5	117.9

Total	272.7	280.9

The amount of EUR 141.4 million in the U.S. mainly consists of:

•	Provisions for store closings (EUR 109.4 million), representing essentially rents to be paid and estimated lease related costs of 209 closed stores. During 2004, Delhaize Group recorded new provisions of EUR 44.2 million for the closing of 49 U.S. stores.

•	A pension liability (EUR 20.1 million), recorded to reflect the difference between the accumulated benefit obligation related to the Hannaford defined benefit pension plan and the value of plan assets.

The provisions at Corporate level mainly represent:

•	Self-insurance reserves at The Pride Reinsurance Company Ltd (Pride) amounting to EUR 100.5 million as of December 31, 2004. Delhaize Group’s self-insurance reserves relate to workers’ compensation, general liability, vehicle accident and druggist claims.

•	EUR 7.3 million representing the balance at the end of 2004 of the provision recorded by Delhaize Group at the end of 2001 to cover its share of the estimated future expenses (mainly employee benefits and non-cancelable lease obligations) that were guaranteed by Super Discount Markets’ two shareholders.

13. Deferred Taxation

(in millions of EUR)	2004	2003
Deferred taxes in the accounts of Delhaize America	190.3	198.9
Taxes on consolidation adjustments relating to Delhaize America	96.7	125.6
Taxes on consolidation adjustments relating to Delhaize Belgium	42.8	39.8
Taxes on consolidation adjustments relating to Alfa-Beta	5.8	8.1
Others	6.2	6.7

Total	341.8	379.1

14. Amounts Falling Due after More than One Year

Analysis of Long-Term Debt Payable by Due Date	(in thousands of EUR)
	Due in Less than One Year		Due in More than One Year and Less than Five Years		Due in More than Five Years
Financial liabilities		41,223		1,416,607		1,927,060
Non-subordinated debenture loans	9,458		1,272,086		1,541,260
Liabilities under capital leases	30,030		144,521		385,800
Credit institutions	1,735		—		—

Other debt		—		21,671		258

Total		41,223		1,438,278		1,927,318

DELHAIZE GROUP - ANNUAL REPORT 2004	49

Long-term Borrowings

Financial liabilities (excl. liabilities under capital leases) are as follows:

	(in thousands)
United States	2004		2003
	USD	EUR	USD	EUR
Debenture, 9.00% (due 2031)	855,000	627,707	855,000	676,960
Notes, 8.125% (due 2011)	1,100,000	807,576	1,100,000	870,943
Notes, 7.375% (due 2006)	563,464	413,673	600,000	475,060
Debt securities, 7.55% (due 2007)	144,766	106,281	149,653	118,490
Debt securities, 8.05% (due 2027)	121,650	89,311	121,455	96,164
Medium-term notes, 6.31% to 14.15% (due 2007 to 2016)	69,181	50,790	77,076	61,026
Mortgages payable, 7.55% to 8.65% (due 2008 to 2016)	9,634	7,073	25,573	20,248
Financing obligation, 7.25% (due 2018)	11,005	8,079	10,400	8,234

Total non-subordinated borrowings	2,874,700	2,110,490	2,939,157	2,327,125

Less : current portion	(12,883)	(9,458)	(12,568)	(9,951)

Total non-subordinated borrowings, long-term	2,861,817	2,101,032	2,926,589	2,317,174

	(in thousands of EUR)
Europe and Asia	2004	2003
Convertible bonds, 2.75% (due 2009)	300,000	—
Eurobonds, 4.625% (due 2009)	149,410	149,274
Eurobonds, 5.50% (due 2006)	150,000	150,000
Eurobonds, 8.00% (due 2008)	100,509	100,659
Medium-term Treasury Program notes, 6.80% (due 2006)	12,395	12,395
Total non-subordinated borrowings	712,314	412,328

Less: current portion	—	—

Total non-subordinated borrowings, long-term	712,314	412,328

The table set forth below provides the expected principal payments (related premiums and discounts not taken into account) and related interest rates (before effect of interest rate swaps) of Delhaize Group long-term debt :

	2006	2007	2008	2009	Thereafter	Fair value
(in millions of USD)
Notes, due 2006	563.5	—	—	—	—	590.2
	7.38%
Notes, due 2011	—	—	—	—	1,100.0	1,282.4
					8.13%
Debentures, due 2031	—	—	—	—	855.0	1,091.8
					9.00%
Medium term notes	5.0	—	—	—	—	5.4
	8.71%
Debt securities, due 2007	—	145.0	—	—	—	156.4
		7.55%
Debt securities, due 2027	—	—	—	—	126.0	145.0
					8.05%
Mortgage payables	1.4	1.6	1.0	1.1	3.6	10.9
	8.10%	8.10%	7.76%	7.75%	8.08%
Other notes	12.1	12.2	12.2	5.8	13.1	71.1
	6.95%	6.98%	6.98%	7.34%	7.31%
Financing obligation	0.5	0.6	0.7	0.7	7.9	11.0
	7.25%	7.25%	7.25%	7.25%	7.25%

(in millions of EUR)
1999 Eurobonds	—	—	—	150.0	—	153.9
				4.63%
2001 Eurobonds	150.0	—	—	—	—	153.6
	5.50%
2003 Eurobonds	—	—	100.0	—	—	112.2
			8.00%
2004 Convertible bonds	—	—	—	300.0	—	348.2
				2.75%
Medium-term treasury program notes	12.4	—	—	—	—	12.9
	6.80%

Total (in millions of EUR)	590.0	117.0	110.2	455.6	1,545.8	3,250.7

Interest rates on long-term financial liabilities (excluding capital leases) are on average 7.0%. This interest rate was calculated taking into account the interest rate swaps (see note 17 to the Consolidated Financial Statements).

50	DELHAIZE GROUP - ANNUAL REPORT 2004

In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of approximately EUR 295.2 million (the “Convertible bonds”). The Convertible bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The Convertible bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price will initially be EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed. Conversion in full of the aggregate principal amount of the Convertible bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares.

In 2004, Delhaize Group repurchased USD 36.5 million (EUR 29.3 million) of Delhaize America’s USD 600 million (EUR 440.2 million) 7.375% notes, USD 5.0 million (EUR 4.0 million) of its USD 150 million (EUR 110.1 million) 7.55% debt securities, and retired through early redemption USD 10.9 million (EUR 8.0 million) of mortgage payables and other debt, resulting in a loss of USD 4.5 million (EUR 3.6 million) recorded in other financial expenses.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury notes program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). EUR 12.4 million in medium-term notes were outstanding at December 31, 2004 and 2003 under the Treasury Program.

The fair values of Delhaize Group’s long-term borrowings were estimated based upon the current rates offered to Delhaize Group for debt with the same remaining maturities or generally accepted valuation methodologies. The estimated fair values of Delhaize Group’s long-term borrowings including current portion were as follows:

	(in millions of EUR)
	2004	2003
Fair value	3,250.7	3,083.0
Carrying amount	2,822.8	2,739.5

Capitalized Lease Commitments

	(in thousands of EUR)
	2004	2003
Capitalized lease commitments	560,351	571,981
Less: current portion	(30,030)	(28,853)

Total capitalized lease commitments, long-term	530,321	543,128

Principal payments of capitalized lease commitments:

(in millions of EUR)
2006	2007	2008	2009	Thereafter
32.0	34.7	37.9	39.9	385.8

15. Financial Liabilities Due within One Year

	(in thousands of EUR)
	2004	2003
Short-term credit institution borrowings	20,677	85,995
Short-term treasury program notes	—	153,021

Total short-term borrowings	20,677	239,016

Delhaize America maintains a revolving credit facility with a syndicate of commercial banks providing USD 350 million (EUR 257.0 million) in committed lines of credit, which expires in July 2005. The credit facility is secured by certain inventory of Delhaize America’s operating companies. The credit facility contains affirmative and negative covenants, including a minimum fixed charge coverage ratio, a maximum leverage ratio and an asset coverage ratio. As of December 31, 2004, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under this facility as of December 31, 2004. This facility is utilized to provide short-term capital to meet liquidity needs as necessary.

At December 31, 2004 and 2003, the European and Asian companies of Delhaize Group together had credit facilities (committed and uncommitted) of EUR 507.1 million and EUR 655.3 million, respectively under which Delhaize Group can borrow amounts for less than one year (Short-term Credit Institution Borrowings) or more than one year (Medium-term Credit Institution Borrowings). The Short-term Credit Institution Borrowings and the Medium-term Credit Institution Borrowings (collectively the “Credit Institution Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks. In Europe and Asia, Delhaize Group had EUR 20.7 million and EUR 86.0 million outstanding at December 31, 2004 and 2003, respectively in Short-term Credit Institution Borrowings, with an average interest rate of 3.37% and 3.17% respectively. During 2004, Delhaize Group had average borrowings of EUR 66.1 million in Europe and Asia at a daily weighted average interest rate of 3.17%.

In Belgium, Delhaize Group had no short-term notes outstanding under the EUR 500 million Treasury Program (see Note 14 to the consolidated financial statements) at December 31, 2004, compared to EUR 153.0 million at December 31, 2003.

DELHAIZE GROUP - ANNUAL REPORT 2004	51

16. Net Debt

Net debt, defined as long-term financial liabilities (including current portion) plus short-term financial liabilities minus cash and short-term investments (excl. treasury shares) and trust fundings, went from EUR 3,024.6 million at the end of 2003 to EUR 2,605.7 million at the end of 2004.

This movement can be explained as follows :

(in millions of EUR)
Net debt at the end of previous year	3,024.6

Cash flow before financing activities	(347.2)
Investments in debt securities	(25.7)
Dividends and directors’ share of profit	94.9
Other investing activities (treasury shares, stock options, direct financing costs)	(32.1)
New debt under capital leases	59.4
Change in consolidation scope	(2.9)
Unrealized losses on debt securities	0.5
Translation difference	(165.8)

Net debt at the end of the year	2,605.7

Reconciliation of Net Debt

	(in millions of EUR)
	2004	2003	2002
Amounts falling due after more than one year
Financial liabilities	3,343.7	3,272.6	3,790.5
Amounts falling due within one year
Current portion of long-term debt	41.2	38.8	59.6
Financial liabilities	20.7	239.0	465.4
Trust fundings	(53.5)	(66.7)	—
Short-term investments
Other investments	(550.6)	(218.1)	(100.5)
Cash	(195.8)	(241.0)	(317.2)

Total	2,605.7	3,024.6	3,897.8

17. Contingent Liabilities

(in thousands of EUR)
Guarantees Constituted or Irrevocably Granted by the Group Against its Own Assets
The guarantees represent mainly the mortgages granted by Delhaize Belgium, Delhaize America and Mega Image:	30,356

In addition, Delhaize America has a credit facility of USD 350 million (approximately EUR 257.0 million), which is secured by certain inventories of its operating companies.

Interest Rate Related Operations

In 2001 and 2002, Delhaize America entered into interest rate swap agreements to swap the fixed interest rate on a portion of its long-term debt for variable interest rates. In 2003, Delhaize America unwound a portion of these interest rate swap agreements. The aggregate notional amount at December 31, 2004 was USD 300 million (approximately EUR 220.2 million) maturing in 2006 and USD 100 million (approximately EUR 73.4 million) maturing in 2011. The fixed rate is 7.375% and 8.125% respectively and the variable rates are based on the 6 month or 3 month USD London Interbank Offering Rate (LIBOR).

In 2003, Delhaize Group entered into interest rate swap agreements to swap the fixed interest rate on its EUR 100 million Eurobond issued in 2003, for variable rates. The notional amount is EUR 100 million maturing in 2008. The fixed rate is 8.00% and the variable rate is based on the 3 month EURIBOR.

Forward Exchange Agreement

Delhaize Group entered into hedging agreements related to loans and borrowings and other engagements in foreign currencies:

Obligation to sell currency:	109,896
Obligation to buy currency:	95,362

Significant Litigation and Significant Obligations Other Than Those Mentioned Above

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business, financial condition or future results of operations. Any litigation, however, involves risk and potentially significant litigation costs, and therefore Delhaize Group cannot give any assurance that any litigation now existing or which may arise in the future will not have a material adverse effect on its business, financial condition or future results of operations.

Guaranteed Debts

Debts (or parts of debts) guaranteed by mortgages or securities charges granted or irrevocably promised on the Company’s assets.

(in thousands of EUR)
Financial Debts
Non-subordinated debenture loans	11,512

Total	11,512

52	DELHAIZE GROUP - ANNUAL REPORT 2004

18. Geographical Overview

Contribution of Operating Companies in 2004

(in millions of EUR)	United States	Belgium	Southern and Central Europe	Asia	Corporate	Total
Sales	12,739.0	3,871.3	1,225.7	135.6	—	17,971.6
Cost of goods sold	(9,179.6)	(3,022.4)	(996.9)	(119.1)	—	(13,318.0)

Gross profit	3,559.4	848.9	228.8	16.5	—	4,653.6
Gross margin	27.9%	21.9%	18.7%	12.2%	—	25.9%
Depreciation	(349.6)	(53.7)	(31.6)	(3.2)	(0.7)	(438.8)
Amortization	(139.9)	(1.5)	(6.4)	—	—	(147.8)
Salaries, miscellaneous goods and services, other operating income/(expense)	(2,427.5)	(607.8)	(173.0)	(15.8)	(23.2)	(3.247.3)
As a% of sales	19.1%	15.7%	14.1%	11.6%	—	18.1%

Operating profit	642.4	185.9	17.8	(2.5)	(23.9)	819.7
Operating margin	5.0%	4.8%	1.5%	-1.8%	—	4.6%
Financial income/(expense)	(303.8)	9.8	(8.0)	(0.5)	(27.8)	(330.3)

Earnings before income taxes and exceptional items	338.6	195.7	9.8	(3.0)	(51.7)	489.4
Exceptional income/(expense)	(114.6)	(1.7)	(3.3)	(3.7)	0.6	(122.7)

Earnings before income taxes	224.0	194.0	6.5	(6.7)	(51.1)	366.7
Income taxes	(112.1)	(51.7)	1.5	0.1	17.5	(144.7)

Net earnings from consolidated companies	111.9	142.3	8.0	(6.6)	(33.6)	222.0
Share in results of companies at equity	—	—	—	—	—	—
Minority interests	—	—	(9.1)	(1.4)	—	(10.5)

Net earnings	111.9	142.3	(1.1)	(8.0)	(33.6)	211.5
Net margin	0.9%	3.7%	-0.1%	-5.9%	—	1.2%

Contribution of Operating Companies in 2003

(in millions of EUR)	United States	Belgium	Southern and Central Europe	Asia	Corporate	Total
Sales	13,743.3	3,674.9	1,199.0	203.3	—	18,820.5
Cost of goods sold	(9,990.3)	(2,851.3)	(981.8)	(178.8)	—	(14,002.2)

Gross profit	3,753.0	823.6	217.2	24.5	—	4,818.3
Gross margin	27.3%	22.4%	18.1%	12.1%	—	25.6%
Depreciation	(378.2)	(53.6)	(29.9)	(5.1)	(0.4)	(467.2)
Amortization	(148.7)	(0.9)	(6.5)	(0.5)	—	(156.6)
Salaries, miscellaneous goods and services,
other operating income/(expense)	(2,576.9)	(591.6)	(165.6)	(25.3)	(25.9)	(3,385.3)
As a% of sales	18.8%	16.1%	13.8%	12.4%	—	18.0%

Operating profit	649.2	177.5	15.2	(6.4)	(26.3)	809.2
Operating margin	4.7%	4.8%	1.3%	-3.1%	—	4.3%
Financial income/(expense)	(327.9)	5.0	(12.7)	0.2	(23.2)	(358.6)

Earnings before income taxes and exceptional items	321.3	182.5	2.5	(6.2)	(49.5)	450.6
Exceptional income/(expense)	(144.6)	(1.6)	(4.8)	(3.7)	9.8	(144.9)

Earnings before income taxes	176.7	180.9	(2.3)	(9.9)	(39.7)	305.7
Income taxes	(94.4)	(49.5)	(5.6)	0.3	18.1	(131.1)

Net earnings from consolidated companies	82.3	131.4	(7.9)	(9.6)	(21.6)	174.6
Share in results of companies at equity	—	—	—	—	—	—
Minority interests	—	—	(2.7)	(0.6)	—	(3.3)

Net earnings	82.3	131.4	(10.6)	(10.2)	(21.6)	171.3
Net margin	0.6%	3.6%	-0.9%	-5.0%	—	0.9%

Contribution of Operating Companies

		Sales				Operating Profit				Net Earnings
(in millions of EUR)		2004	2003	2002	%2004	2004	2003	2002	%2004	2004	2003	2002	%2004
United States	EUR	12,739.0	13,743.3	15,883.7	70.9%	642.4	649.2	699.1	78.3%	111.9	82.3	154.8	52.9%
	USD	15,846.1	15,545.9	15,019.6		799.0	734.3	661.1		139.1	93.1	146.4
Belgium		3,871.3	3,674.9	3,420.3	21.5%	185.9	177.5	122.5	22.7%	142.3	131.4	91.9	67.3%
Southern and Central Europe		1,225.7	1,199.0	1,166.3	6.8%	17.8	15.2	14.1	2.2%	(1.1)	(10.6)	(17.1)	-0.5%
Asia		135.6	203.3	218.1	0.8%	(2.5)	(6.4)	(4.5)	-0.3%	(8.0)	(10.2)	(7.2)	-3.8%
Corporate		—	—	—	—	(23.9)	(26.3)	(24.0)	-2.9%	(33.6)	(21.6)	(44.1)	-15.9%

Total		17,971.6	18,820.5	20,688.4	100%	819.7	809.2	807.2	100%	211.5	171.3	178.3	100%

DELHAIZE GROUP - ANNUAL REPORT 2004	53

19. Organic Sales Growth Reconciliation

(in millions of EUR)	2004	2003	%
Sales	17,971.6	18,820.5	-4.5%
Effect of exchange rates	1,289.6	—
Sales at identical exchange rates	19,261.2	18,820.5	+2.3%
Less Shop N Save(1)	—	(46.0)
Less Food Lion Thailand(1)	(28.9)	(54.5)
Less Harveys(1)(2)	(278.6)	(55.6)
Less Victory(1)	(33.4)	—
Less 53rd sales week in U.S.(1)(3)	—	(267.6)

Organic sales growth	18,920.3	18,396.8	+2.8%

(1)	At 2003 average exchange rates

(2)	Harveys sales do not include the sales of the Food Lion stores converted to Harveys

(3)	Excluding Harveys

20. Salaries

(in millions of EUR)	2004	2003
United States	1,665.1	1,793.1
Belgium	495.4	472.0
Southern and Central Europe	132.3	121.4
Asia	8.6	13.6
Corporate	16.1	14.1

Total	2,317.5	2,414.2

Average workforce		138,048
• Hourly paid workers	11,586
• Salaried staff	117,680
• Management personnel	8,782

	(in thousands of EUR)
Employment costs		2,317,465
a) Salaries and other direct benefits	1,893,610
b) Employer’s social security contributions	223,312
c) Employer’s premiums for supplementary insurance	148,755
d) Other personnel expenses	14,965
e) Pensions	36,823

21. Adjusted EBITDA Reconciliation

(in millions of EUR)	2004	2003	2002
Net earnings	211.5	171.3	178.3
Add (subtract) :
Interest of third parties in the result	10.5	3.3	1.5
Total income taxes	144.7	131.1	159.6
Net exceptional result	122.7	144.9	12.7
Net financial result	330.3	358.6	455.1
Depreciation	438.8	467.2	548.8
Amortization of goodwill and intangibles	147.8	156.6	176.2

Adjusted EBITDA	1,406.3	1,433.0	1,532.2
As % of sales	7.8%	7.6%	7.4%

22. Depreciation and Amortization

(in millions of EUR)	2004	2003
United States	349.6	378.2
Belgium	53.7	53.6
Southern and Central Europe	31.6	29.9
Asia	3.2	5.1
Corporate	0.7	0.4
Goodwill and other intangibles	147.8	156.6

Total	586.6	623.8

23. Net Financial Result

The interest coverage ratio, defined as adjusted EBITDA divided by net interest expense (interests and similar charges less income from financial fixed assets and income from current assets), was 4.7 in 2004, compared to 4.4 in 2003. The 2004 net financial result includes :

•	EUR 35.5 million other financial expenses representing bank fees, credit card fees and losses incurred on foreign currency transactions (EUR 41.0 million in 2003)

•	A credit of EUR 4.3 million related to the release of a valuation allowance recorded on the treasury shares owned by Delhaize Group at December 31, 2004 (EUR 7.3 million in 2003)

•	EUR 2.6 million related to the exercise of stock options by U.S. associates (EUR 0.8 million in 2003)

•	A EUR 3.6 million loss realized on the repurchase and early redemption by Delhaize America of USD 52.4 million notes, debt securities, mortgage payables and other debt

•	EUR 4.5 million interest income related to a tax refund at Delhaize America

24. Net Exceptional Result

Net exceptional result during 2004 was EUR -122.7 million, compared to -EUR 144.9 million during 2003. In 2004, the net exceptional result consisted primarily of :

•	EUR 106.5 million for the Kash n’ Karry restructuring, including the closing of 34 stores and the rebranding of the remaining stores over the coming three years to the new banner name “Sweetbay Supermarket”

•	EUR 9.2 million for the product losses, preparation and other costs incurred in connection of four hurricanes and one tropical storm which hit Delhaize Group’s operating banners in the Southeastern United States in September 2004, partly offset by a credit of EUR 3.2 million representing an insurance reimbursement related to Hurricane Isabel which impacted Food Lion in 2003

•	EUR 2.8 million for the divestiture of Delhaize Group’s Thai operations

•	Impairment charges of EUR 4.6 million, partly offset by the reversal of previous impairment charges of EUR 2.2 million, on certain tangible fixed assets of Delvita

In 2003, the net exceptional expenses consisted primarily of :

•	EUR 84.7 million to adjust inventory for the change from the Retail Inventory Accounting Method to the Average Item Cost Inventory Accounting Method at Food Lion and Kash n’ Karry

•	EUR 30.7 million for the Food Lion restructuring, including the closing of 41 Food Lion stores and one Kash n’ Karry store and the streamlining of the support structure of Food Lion

•	EUR 15.0 million for perishable product losses and other expenses due to Hurricane Isabel

•	A capital gain of EUR 9.8 million related to the sale of Delhaize Group’s 49% interest in Singaporean food retailer Shop N Save

•	Impairment charges on certain Kash n’ Karry, Delhaize Belgium and Delvita tangible fixed assets (EUR 10.4 million), on the investment in the business-to-business platform WWRE (7.1 million), on Mega Image goodwill (EUR 5.5 million), on Food Lion Thailand goodwill and other intangible assets (EUR 3.2 million), partly offset by the reversal of previous impairment charges on certain of Delvita’s tangible fixed assets (EUR 4.9 million)

54	DELHAIZE GROUP - ANNUAL REPORT 2004

25. Taxes and Deferred Taxation

The effective tax rate declined from 42.9% in 2003 to 39.5% in 2004, primarily due to the utilization of tax losses by Alfa-Beta subsequent to its merger with Trofo, an adjustment to deferred tax liability due to a reduction of the Greek tax rate from 2005 on and a tax benefit of EUR 8.6 million recorded by Delhaize America for disqualified stock options.

Tax Expenses by Country:

(in millions of EUR)	Statutory Rate	2004	Actual Rate	2003	Actual Rate
United States	38.0%	112.5	51.3%	93.6	53.7%
Belgium	34.0%	34.4	24.6%	32.3	23.7%
Greece	35.0%	(1.6)	-9.6%	4.7	42.9%
Others	—	(0.6)	—	0.5	—

Total	—	144.7	39.5%	131.1	42.9%

Reconciliation of Delhaize Group’s Belgian Statutory Income Tax Rate with Delhaize Group’s Effective Income Tax Rate:

	2004	2003	2002
Belgian statutory income tax rate	34.0%	34.0%	40.2%
Items affecting the Belgian statutory income tax rate:
Effect of tax rate applied to the income of Delhaize America (incl. non-deductible goodwill amortization)	5.0	5.5	1.5
Amortization of non-deductible goodwill related to acquisitions, incl. the Delhaize America share exchange	5.4	6.5	7.1
Non-taxable income of Delhaize Coordination Center	(3.7)	(4.2)	(5.2)
Taxes not recognised on certain net operating losses	1.7	3.1	2.1
Utilization of net operating losses by Alfa-Beta	(1.8)	(0.5)	—
Adjustment of deferred taxes related to Greek entities (2004) and Belgian entities (2002)	(0.8)	—	(2.6)
Non-deductible / (taxable) revaluation of treasury shares	(0.4)	(0.8)	1.5
Non-taxable / deductible exceptional income/expenses	0.5	(0.2)	1.5
Tax charges on dividend income	0.2	—	0.9
Other	(0.6)	(0.5)	—

Effective tax rate	39.5%	42.9%	47.0%

26. Earnings Reconciliation

Earnings before goodwill and exceptionals, defined as net earnings plus amortization of goodwill and intangibles, and exceptional items, net of taxes and minority interests can be reconciled to net earnings as follows:

(in millions of EUR)	2004	2003	2002
Net earnings	211.5	171.3	178.3

Add back / (subtract)
Amortization of goodwill and other intangible assets	147.8	156.6	176.2
Taxes and minority interests on
amortization of goodwill and intangible assets	(26.8)	(28.8)	(33.4)
Exceptional items	118.3	142.0	13.8
Taxes and minority interests on exceptional items	(41.1)	(54.5)	(0.5)

Earnings before goodwill and exceptionals	409.7	386.6	334.4

27. Consolidated Statement of Cash Flows

Capital Expenditures

(in millions of EUR)	2004	2003
United States	329.1	321.8
Belgium	115.5	84.1
Southern and Central Europe	41.4	36.8
Asia	2.2	5.4
Corporate	1.8	0.2

Total	490.0	448.3

Operating Activities

Net cash provided by operating activities amounted to EUR 950.6 million in 2004, or an increase of 12.0% compared to 2003 primarily due to the higher profitability and to the decrease of income tax payments by EUR 97.6 million. Working capital requirements declined in 2004 by EUR 50.3 million primarily due to a reduction in inventories by EUR 74.7 million, mainly generated in the U.S. operations.

Investing Activities

Net cash used in investing activities increased by 25.1% to EUR 603.4 million primarily due to the acquisition of Victory Super Markets (EUR 143.4 million), and the increase in capital expenditures from EUR 448.3 million in 2003 to EUR 490.0 million in 2004, offset by a decrease of investment in debt securities.

Financing Activities

In 2004, net cash used in financing activities amounted to EUR 41.6 million. In 2004, Delhaize Group increased its long-term debt by EUR 220.5 million, including new debt in the amount of EUR 299.5 million representing mainly the issuance of a EUR 300 million convertible bond (EUR 295.2 million net proceeds), the repurchase and early redemption of EUR 42.1 million notes, debt securities, mortgages payable and other debt by Delhaize America and the reimbursement of capital leases for EUR 30.7 million. The Group reduced short-term debt by EUR 205.9 million in aggregate.

DELHAIZE GROUP - ANNUAL REPORT 2004	55

Dividends and directors’ remuneration paid in 2004 increased by 14.4% to EUR 94.9 million due to the 13.6% increase in the 2003 dividend per share.

Uses of Free Cash Flow

	(in millions of EUR)
Inflow
Free cash flow	278.0
Outflow
Repayment short-term loans		(205.9)
Additions to long-term loans		220.5
Stock options exercised, net of buyback own shares		29.5
Investments in debt securities		(25.7)
Release of escrow for funding senior notes		9.2
Cash movement before translation		305.6
Foreign exchange translation
difference (on cash portion)		(32.4)
Change in scope of consolidation		(4.0)
Net increase (decrease) of cash - balance sheet	269.2

Cash and Cash Equivalents

After taking into account a negative effect of foreign exchange translation differences of EUR 32.4 million due primarily to the weakening of the U.S. dollar against the euro, cash and cash equivalents increased in 2004 by EUR 269.2 million, from EUR 393.6 million at the end of 2003 to EUR 662.8 million at the end of 2004. In 2004, Delhaize Group generated free cash flow after dividend payments of EUR 278.0 million, compared to EUR 357.5 million in 2003.

Free Cash Flow Reconciliation

	(in millions of EUR)
	2004	2003
Net cash provided by operating activities	950.6	848.5
Net cash used in investing activities	(603.4)	(482.3)
Investment in debt securities	25.7	74.2
Dividends and directors’ share of profit	(93.4)	(81.4)
Dividends paid by subsidiaries
to minority interests	(1.5)	(1.5)

Free cash flow	278.0	357.5

28. Identical Exchange Rates

	2004				2004/2003
	At Actual Rates	Impact of Exchange Rates	At Identical Rates to 2003	2003	At Actual Rates	At Identical Rates to 2003
Sales	17,971.6	1,289.6	19,261.2	18,820.5	-4.5%	2.3%
Adjusted EBITDA	1,406.3	112.8	1,519.1	1,433.0	-1.9%	6.0%
Operating profit	819.7	68.7	888.4	809.2	1.3%	9.8%
Net earnings	211.5	14.1	225.6	171.3	23.5%	31.7%
Net earnings per share	2.28	0.15	2.43	1.86	22.7%	30.9%
Earnings before goodwill and exceptionals	409.7	27.9	437.6	386.6	6.0%	13.2%
Earnings before goodwill and exceptionals per share	4.42	0.30	4.72	4.20	5.3%	12.5%
Free cash flow	278.0	25.0	303.0	357.5	-22.2%	-15.2%
Net debt	2,605.7	168.1	2,773.8	3,024.6	-13.8%	-8.3%
Net debt to equity ratio	76.5%		78.8%	89.8%

56	DELHAIZE GROUP - ANNUAL REPORT 2004

29. Companies

I. Subsidiary Companies

			Shares held (in %)
A. Fully Consolidated			Directly	Indirectly
Aidi Center S.P.R.L.	Rue Osseghemstraat 53, 1080 Brussels, Belgium	C.R.*: 0430170254		100%
Alfa-Beta Vassilopoulos S.A.	81, Spata Ave., Gerakas, Athens, Greece	V.A.T.**: EL 94025817		50.65%
Aniserco S.A.	Rue Osseghemstraat 53, 1080 Brussels, Belgium	C.R.*: 0443164888	72.18%	27.82%
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Atlas A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic			100%
ATTM Consulting and Commercial, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus		100%
Bonney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Delhaize America, Inc.	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.		80.58%	19.42%
Delhaize Deutschland GmbH	Kapuzinergraben 19, 52062 Aachen, Germany		100%
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands			100%
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401-4477, U.S.A.			100%
Delhaize Luxembourg S.A.	6, Route d’Olm, Zone Industrielle, 8287 Kehlen, Grand-Duchy of Luxembourg		100%
Delhaize The Lion America, Inc.	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A.		100%
Delhaize The Lion Coordination Center S.A.	Rue Osseghemstraat 53, 1080 Brussels, Belgium	C.R.*: 0432195772	100%
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	V.A.T.**: NL 0071.10.911.B.01		100%
Delhaize The Lion Pacific	Solid Group Building 104, Floor 5, Soi Pattanakarn 40 (Thavorn), Keth Suan Luang, Bangkok 10250, Thailand			100%
Delhome S.A.	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	C.R.*: 0430190248	80%	20%
Delimmo S.A.	Rue Osseghemstraat 53, 1080 Brussels, Belgium	C.R.*: 0408324369	100%
Delnemo A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic			100%
Delrest, Inc.	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A.			100%
Delshop S.A.	Rue Osseghemstraat 53, 1080 Brussels, Belgium	C.R.*: 0426645194	100%
Delvita A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic			100%
Delvita SK, s.r.o.	Tomasikova 14, 821 03 Bratislava, Slovakia			100%
Distra N.V.	Rue Osseghemstraat 53, 1080 Brussels, Belgium	C.R.*: 0451597257	100%
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.			100%
ENA S.A.	81, Spata Ave., Gerakas, Athens, Greece			100%
Essex Realty Corp.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145-1330, U.S.A.			100%
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.			100%
Golden Power 95 Com S.R.L.	182 Viitorului Str., 2nd District, Bucharest, Romania			100%
Hannabro, Co.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Hannaford Bros., Co.	145, Pleasant Hill Road, Scarborough, ME 04074, U.S.A.			100%
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Hannaford Procurement Corp.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Hannaford Trucking Company	PO Box 1000, Portland, ME 04104, U.S.A.			100%
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A.			100%
Kash n’ Karry Food Stores, Inc.	6422 Harney Road, Tampa, FL 33619, U.S.A.			100%

DELHAIZE GROUP - ANNUAL REPORT 2004	57

Lithia Springs, LLC	6472 East Church Street, Suite H, Douglasville GA 30134, U.S.A.			60%
Martin’s Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Mega Doi S.A.	Bd. Ion Mihalache nr. 92 bl. A2-44, et. 1, sector 1, Bucharest, Romania			99.9%
Mega Dolphin S.A.	Bd. Ion Mihalache nr. 92 bl. A2-44, et. 1, sector 1, Bucharest, Romania			100%
Mega Image S.A.	Bd. Ion Mihalache nr. 92 bl. A2-44, et. 1, sector 1, Bucharest, Romania			100%
NP Lion Leasing & Consulting, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus		100%
Plain Street Properties, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Points Plus Punten S.A.	Rue Osseghemstraat 53, 1080 Brussels, Belgium	C.R.*: 0459349042	100%
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
PT Lion Super Indo	Jl. Ancol I n° 9-10, Ancol Barat, Jakarta 14430, Indonesia			51%
Redelcover S.A.	Avenue de la Gare 65, 1611 Luxembourg, Grand-Duchy of Luxembourg			100%
Regab B.V.	Rietmeent 187-188, 1357 CT Almere, The Netherlands			100%
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145-1330, U.S.A.			100%
Serdelco S.A.	Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	V.A.T.**: FR 25.398.838.946		100%
Shop N Save - Mass., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Svemark B.V.	Rietmeent 187-188, 1357 CT Almere, The Netherlands			100%
The Pride Reinsurance Company, Ltd.	Fitzwilliam Square 38/39, Dublin 2, Ireland			100%
Vadis S.P.R.L.	Rue Osseghemstraat 53, 1080 Brussels, Belgium	C.R.*: 0424012437		100%
Wambacq & Peeters S.A.	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	C.R.*: 0416980927	85%
Warenhuizen Trouken-Peeters N.V.	Rue Osseghemstraat 53, 1080 Brussels, Belgium	C.R.*: 0404201077	100%
Wintrucks S.A.	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	C.R.*: 0437829789	20%	80%

II. Associated Companies

A. Accounted for at Equity			Share of capital
Debarry Center***	Orange Park, Florida, U.S.A.		50%
Delhaize The Lion Asia, Ltd.***	Room 803, San Toi Building, 137-139 Connaught Road Central, Hong Kong	100%
Delhaize Siam, Ltd.	55/5, Moo 1 Srinakarin Road Nongborn, Pravate, Bangkok, Thailand		100%
Food Lion Thailand, Inc.	2110 Executive Drive, Salisbury, NC, 28145-1330, U.S.A.		100%
Food Lion (Thailand), Ltd.	55/5, Moo 1 Srinakarin Road Nongborn, Pravate, Bangkok, Thailand		100%
Lion Garden Food Company	55/5, Moo 1 Srinakarin Road Nongborn, Pravate, Bangkok, Thailand		100%
Super Discount Markets, Inc.***	Thornton Road 420, Lithia Springs, GA 30057, U.S.A.		60%

(*)	C.R.: Companies Register

(**)	Value-added tax registration number

(***)	In liquidation

58	DELHAIZE GROUP - ANNUAL REPORT 2004

REPORT OF THE STATUTORY AUDITOR

ON THE CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2004 PRESENTED TO THE ORDINARY GENERAL MEETING OF DELHAIZE BROTHERS AND Co “THE LION” (DELHAIZE GROUP) S.A.

To the shareholders,

As required by law and the articles of association, we have the honour to report on the conduct of the audit which you have confided to us.

We have audited the consolidated financial statements for the year ended 31 December 2004 which have been prepared under the responsibility of the Board of Directors and which show total assets of EUR 9,402,740,259 and a consolidated profit for the year then ended (Group share) of EUR 211,453,525. We have also examined the report of the Board of Directors on the consolidated accounts.

Unqualified opinion on the consolidated accounts

Our examination was made in accordance with the standards of the Belgian Institute of Registered Auditors. These professional standards require that our examination be organised and conducted in such a way as to enable us to obtain reasonable assurance that the consolidated accounts are free from material misstatement taking account of the legal and regulatory requirements applicable to consolidated accounts in Belgium.

In accordance with these standards, we have taken account of the administrative and accounting organisation of the Group, as well as its internal control systems. We have obtained all the explanations and information necessary for our examination. We have examined the documentation supporting the amounts presented in the consolidated accounts on a test basis. We have considered the appropriateness of the accounting and consolidation policies and of significant accounting estimates made by the Group, as well as the presentation of the consolidated accounts taken as a whole. We believe that these procedures provide a reasonable basis on which to express our opinion.

In our opinion, based upon our audit, the consolidated accounts for the year ended 31 December 2004 give a true and fair view of the Group’s net worth, financial position and the consolidated results of its operations for the year then ended, in accordance with the legal and regulatory requirements applicable in Belgium and the information given in the notes to the consolidated accounts is adequate.

Additional attestation

Our report is complemented by the following attestation, the nature of which is not such as to modify our opinion on the consolidated financial statements:

The report of the Board of Directors includes the information required by law, and agrees with the consolidated financial statements.

Brussels, 9 March 2005

The Statutory Auditor,

DELOITTE & TOUCHE
Reviseurs d’Entreprises SC s.f.d. SCRL
Represented by James FULTON

DELHAIZE GROUP - ANNUAL REPORT 2004	59

RECONCILIATION OF BELGIAN GAAP TO US GAAP

The consolidated financial statements have been prepared in accordance with Belgian GAAP. Those principles differ in certain significant respects from US GAAP. These differences relate mainly to the items that are described below and are summarized in the following tables. Such differences affect both the determination of net income and shareholders’ equity.

Items Affecting Net Income and Shareholders’ Equity

Goodwill and other Intangible Assets

Amortization and Impairment of Goodwill and Other Intangible Assets

Under Belgian GAAP, goodwill and other intangible assets are amortized over their useful lives, not to exceed 40 years. Under US GAAP, Delhaize Group adopted Statement of Financial Accounting Standards (SFAS) N° 142, Goodwill and Other Intangible Assets (SFAS 142). Accordingly, Delhaize Group ceased amortizing goodwill and other intangible assets determined to have indefinite lives, which resulted in an adjustment of EUR 110.5 million on 2004 earnings, before tax. In addition, under Belgian GAAP, Delhaize Group recorded an impairment charge of EUR 36.4 million on the trade name of Kash n’ Karry, as part of the charge taken for the restructuring of Kash n’ Karry. Under US GAAP, an impairment had been recorded on the Kash n’ Karry trade name in 2002, in accordance with the provisions of SFAS 142. This resulted in an adjustment of EUR 36.4 million before tax to increase net income under US GAAP.

Under Belgian GAAP, prior to 1999, goodwill was amortized over its estimated useful life, not to exceed 20 years. From 1999 on, goodwill is amortized over its estimated useful life, not to exceed 40 years. Under US GAAP, prior to the adoption of SFAS 142, goodwill was amortized over its useful life, not to exceed 40 years. An adjustment is recorded relating to goodwill amortization recorded prior to 1999 for which the change in the Belgian GAAP policy was not in effect.

Share Exchange

The determination of the consideration given in connection with the Delhaize America share exchange in 2001 differed under Belgian GAAP and US GAAP. Under Belgian GAAP, the shares that were issued were valued at EUR 56.00 each, representing the share price at the date when the share exchange took place (April 25, 2001). Under US GAAP, the shares were valued at EUR 52.31 each, representing the average of the share price three days before and three days after the date when the share exchange agreement was signed (November 16, 2000). Also, certain transaction expenses that were expensed under Belgian GAAP were included in the purchase price under US GAAP. Stock option exercise expenses that were included in the consideration under Belgian GAAP were excluded under US GAAP. These differences in determining the amount of consideration affected the amount of goodwill recorded in the share exchange.

Purchase Accounting Adjustment

Under Belgian GAAP, purchase accounting adjustments to goodwill are not permitted in subsequent years’ financial statements. Under US GAAP, Delhaize Group finalized its purchase price allocation related to the Delhaize America share exchange during 2002. The finalization of the purchase accounting resulted in an increase in goodwill and a decrease in other intangible assets and tangible assets. This resulted in pre-tax adjustments of EUR 5.9 million relating to depreciation and amortization during 2004 and EUR 4.9 million relating to the closing of certain Kash n’ Karry stores. In addition, under Belgian GAAP, purchase accounting adjustments relating to deferred taxes and tax reserves are recorded as a reduction or increase of income tax expenses. Under US GAAP, these adjustments are recorded as an increase of income tax expense when negative and as a reduction to goodwill when positive. This resulted in an adjustment of EUR 7.1 million to increase income tax expense under US GAAP during 2004.

Subsidiary Treasury Shares

Under Belgian GAAP, Delhaize America’s stock repurchases that occured between 1995 and 1999 and resulted in increases in the Group’s ownership are recognized as capital transactions. Under US GAAP, these acquisitions were accounted for under the purchase method of accounting, with recognition of goodwill.

Hannaford Acquisition

Under Belgian GAAP, the goodwill recognized upon acquisition of Hannaford in 2000 does not include the value of the options to acquire Hannaford common stock that were converted to options to acquire Delhaize America common stock. Under US GAAP, the value of these stock options is taken into account in the total estimated purchase price of Hannaford and the related goodwill.

Fixed Asset Accounting

Impairment of Long-Lived Assets

Under Belgian GAAP, Delhaize Group reviews long-lived assets for impairment when an event has occurred that would indicate that a permanent diminution in value exists (e.g., store closing decision), and records an impairment reserve when the carrying amount of a long-lived asset is greater than its fair value. If the impairment reserve is no longer justified in future periods, due to recovery in the asset’s fair value, the impairment reserve is reversed. Under US GAAP, Delhaize Group follows the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and recognizes impairment charges when events or changes in circumstances indicate that the carrying amount of a long-lived asset could not be recoverable and the sum of undiscounted cash-flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. In addition, restoration of previously recognized impairment losses is not recorded under US GAAP.

Revaluation Surpluses

Under Belgian GAAP, Delhaize Group records unrealized gains on the revaluation of certain subsidiaries’ assets in the revaluation reserves, which are classified in shareholders’ equity. Such revaluations are not permitted under US GAAP.

Lease Accounting

Under Belgian GAAP, a capital lease is defined as a lease agreement that transfers substantially all the risks and rewards of ownership of an asset to the lessee. Under US GAAP, SFAS 13, Accounting for Leases, defines criteria for companies to evaluate whether, at inception of the lease, a lease should be accounted for as a capital lease or an operating lease. Accordingly, the Group has certain leases that are classified as operating leases under Belgian GAAP that are classified as capital leases under US GAAP.

60	DELHAIZE GROUP - ANNUAL REPORT 2004

Pensions

The Group sponsors defined benefit pension plans at certain of its subsidiaries. Such plans have been established in accordance with applicable legal requirements and customary practices in each country. Benefits are generally based upon compensation and years of service. Delhaize Group accounts for pension plans for its U.S. subsidiaries under the provisions of SFAS 87, Employers’ Accounting for Pensions (SFAS 87). For all other consolidated entities, pension plan contributions are expensed as contributions are made. Under US GAAP, pension plan obligations are calculated in accordance with the provisions of SFAS 87 for all the consolidated entities. Additionally, under Belgian GAAP, when Delhaize Group does follow the provisions of SFAS 87, changes to the minimum pension liability are recorded in “Prepayments and accrued income”. Under US GAAP, this amount is recorded in “Other comprehensive income”.

Foreign Currency Transactions

Under Belgian GAAP, the Group had deferred foreign currency transaction exchange rate losses incurred on debts contracted to finance non-monetary assets. These losses were recognized based on the principle of matching expenses to the income to which they relate. Under US GAAP, the increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that is included in determining net income for the period in which the exchange rate changes. In 2004 and 2003, Delhaize Group has not incurred such foreign currency transaction exchange rate losses.

Income Taxes

Under Belgian GAAP, Delhaize Group accounts for deferred income tax assets and liabilities for its U.S. subsidiaries under the provisions of SFAS 109, Accounting for Income Taxes (SFAS 109). For all other consolidated entities, deferred income tax assets and liabilities are calculated on certain, but not all, temporary differences arising in the accounts of these consolidated entities. Deferred income tax assets and liabilities are not calculated on tax-exempt reserves and tax loss carryforwards. Under US GAAP, all subsidiaries of Delhaize Group are accounted for under the provisions of SFAS 109.

Dividends and Directors’ Remuneration

Under Belgian GAAP, the proposed annual dividend on ordinary shares to be approved by the General Meeting of Shareholders, which is held subsequent to year-end, is accrued at year-end. Under US GAAP, such dividends are not considered an obligation until approved. Under Belgian GAAP, until 2003, the directors’ remuneration was considered a distribution of profits, similar to a dividend to shareholders, and was recorded as a charge to retained earnings. Under US GAAP, such remuneration is considered compensation expense. Beginning with fiscal year 2004, Delhaize Group’s directors are remunerated for their services with a fixed compensation which is expensed in the income statement under both Belgian GAAP and US GAAP.

Derivative Instruments

Under US GAAP, Delhaize Group follows the provisions of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, to account for derivative instruments such as interest rate swaps or cross currency swaps. Additionally, under Belgian GAAP, the loss (net of tax) related to the interest-rate lock agreements that were entered into prior to the bond issues related to the acquisition of Hannaford, was classified in the balance sheet caption “Prepayments and accrued income”. Under US GAAP, this loss was classified in the balance sheet caption “Other comprehensive income”, which is part of shareholders’ equity.

Stock Based Compensation

Under Belgian GAAP, compensation expense related to stock options is not recorded. Under US GAAP, Delhaize Group has elected to follow the accounting provisions of Accounting Principles Board Opinion (APBO) N° 25, Accounting for Stock Issued to Employees, for grant of shares, stock options and other equity instruments. This resulted in the recording of compensation expense relating to Delhaize America’s restricted stock plans and Delhaize Group’s stock option plans. In addition, expenses recorded in Belgian GAAP to recognize the difference between the market price of a share and its exercise price when stock options are exercised, are reversed for US GAAP. The Delhaize America share exchange resulted in a new measurement date for the Delhaize America’s stock option and restricted stock plans. As a result, a one-time, non-cash compensation expense of EUR 13.1 million pre-tax was recorded in 2001 under US GAAP. Under Belgian GAAP, tax benefits related to the exercise of stock options are recorded as a reduction of income tax expense. Under US GAAP, such tax benefits are recorded in shareholder’s equity. This resulted in an adjustment of EUR 8.5 million to increase income tax expense under US GAAP.

Treasury Shares

Under Belgian GAAP, treasury shares are classified in the balance sheet caption “Short-term investments” and are subject to a valuation allowance when the share price at the reporting date is lower than the acquisition price. Under US GAAP, treasury shares are deducted from shareholders’ equity in the captions “Capital” and “Additional Paid in Capital” and are maintained at cost.

Inventories

Under Belgian GAAP, amounts received from suppliers for in-store promotions and co-operative advertising are recognized when the activities required by the supplier are completed. Under US GAAP, Delhaize Group adopted the Emerging Issues Task Force (EITF) Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received” in 2003. EITF issue No. 02-16 directs that cash consideration received from a vendor should be presumed to be a reduction of inventory, and recognized in cost of sales when the product is sold, unless it is a reimbursement of specific costs incurred in advertising the vendor’s products.

Other Items

Other items include adjustments to record differences between Belgian GAAP and US GAAP for interest cost capitalization, software development cost capitalization, accounting for security investments and accounting for a highly inflationary economy (Romania). Effective January 1, 2004, Romania was no longer considered to have a highly inflationary economy.

DELHAIZE GROUP - ANNUAL REPORT 2004	61

Approximate reconciliation to US GAAP of net income and shareholders’ equity would be as follows*:

(in thousands of EUR)	2004	2003	2002
Net income in accordance with Belgian GAAP	211,453	171,260	178,307

Items having the effect of increasing (decreasing) reported net income:
Goodwill and Other Intangible Assets	152,546	103,564	95,019
Fixed asset accounting	(7,189)	(365)	521
Lease accounting	(3,499)	362	1,617
Pensions	2,033	3,368	4,370
Foreign currency transactions	—	—	8,130
Income taxes	(2,176)	(1,296)	(641)
Directors’ remuneration	—	(690)	(601)
Derivate instruments	(1,317)	4,742	(772)
Treasury shares	(4,302)	(7,272)	12,168
Stock-based compensation	(10,310)	(5,027)	(2,946)
Inventories	(1,860)	(15,912)	—
Other items	(2,053)	418	1,596

Total US GAAP adjustments before tax effects	121,873	81,892	118,461

Tax effects of US GAAP adjustments	(24,785)	(10,264)	(9,359)

Net income in accordance with US GAAP	308,541	242,888	287,409

	December 31,
(in thousands of EUR)	2004	2003	2002
Shareholders’ equity in accordance with Belgian GAAP	3,358,348	3,333,833	3,528,741

Items having the effect of increasing (decreasing) reported shareholders’ equity:
Goodwill and Other Intangible Assets	267,922	124,968	21,698
Fixed asset accounting	(39,252)	(28,397)	(29,758)
Lease accounting	(291)	2,958	2,596
Pensions	(32,032)	(38,434)	(50,014)
Income taxes	(19,673)	(17,349)	(16,828)
Dividends and directors’ remuneration	105,289	92,846	81,306
Derivative instruments	(44,774)	(53,810)	(78,054)
Treasury shares	(16,361)	(12,938)	(5,942)
Inventories	(16,592)	(15,174)	—
Other items	7,088	7,946	6,941

Total US GAAP adjustments before tax effects	211,324	62,508	(68,055)

Tax effects of US GAAP adjustments	33,263	63,480	94,056

Shareholders’ equity in accordance with US GAAP	3,602,935	3,459,929	3,554,742

(*)	Certain prior year amounts have been reclassified to conform to the current year presentation.

62	DELHAIZE GROUP - ANNUAL REPORT 2004

SUMMARY STATUTORY ACCOUNTS OF DELHAIZE GROUP SA

The summarized annual statutory accounts of Delhaize Group SA are presented below. In accordance with the Belgian Company Code, the full annual accounts, the statutory Directors’ report and the Statutory Auditor’s report will be deposited at the National Bank of Belgium. These documents will also be available on the Company’s website, www.delhaizegroup.com, and can be obtained upon request from Delhaize Group SA, rue Osseghemstraat 53, 1080 Brussels, Belgium. The Statutory Auditor has expressed an unqualified opinion on these annual accounts.

Summary of Accounting Principles

A complete description of the accounting principles is included in the notes to the consolidated accounts. The only differences relate to tangible and financial fixed assets:

1)	Tangible fixed assets are recorded at cost price or agreed capital contribution value on the balance sheet. Assets held under capital leases are stated at an amount equal to the fraction of deferred payments provided for in the contract representing the reimbursement of the capital value of the asset.

Depreciation rates are applied on a straight-line basis at the rates admissible for tax purposes:

Land:	0.00%	/year
Buildings:	5.00%	/year
Distribution centres:	3.00%	/year
Sundry installations:	10.00%	/year
Equipment:	20.00%	/year
Equipment for intensive use:	33.33%	/year
Furniture:	20.00%	/year
Motor vehicles:	25.00%	/year

2)	Financial fixed assets are valued at their cost price, less any amounts previously written off.

At the end of the financial year, an individual valuation is made for each security held in “Financial fixed assets”, so as to reflect as accurately as possible the situation, profitability and prospects of the company concerned. The valuation method is chosen objectively, taking into account the nature and characteristics of the security. It can be based on one or other of the traditional bases used for such valuations, or on the appropriately weighted average of several of them.

Generally, it is the net value of the asset, adjusted as required to reflect underlying appreciation, which is used.

For foreign investments, the valuation is based on the exchange rates applicable at the end of the financial year. The valuation method thus adopted for a security is used consistently from one financial year to the next, except, of course, in the event of a change in circumstances rendering its continued use inadmissible.

Should this valuation show a long-term loss of value in relation to its cost, the book value of the investment is reduced by an amount equal to the long-term portion of the estimated impairment.

3)	Summary of the net earnings per share of Delhaize Group SA

	2004	2003	2002
Net earnings per share	0.99	0.88	1.60

DELHAIZE GROUP - ANNUAL REPORT 2004	63

4)	Summary Company Accounts of Delhaize Group SA

Balance Sheet

	(in thousands of EUR)
	2004	2003
ASSETS
Fixed assets	4,315,172	4,289,673
Establishment costs	4,578	340
Intangible fixed assets	5,208	3,393
Tangible fixed assets	310,655	287,442
Financial fixed assets	3,994,731	3,998,498

Current assets	658,072	631,740

Long-term trade receivables	—	—
Inventories and work in process	239,269	255,686
Short-term receivables	351,063	304,526
Short-term investments	15,085	9,467
Cash and bank	43,308	53,897
Prepayments and accrued income	9,347	8,164

Total assets	4,973,244	4,921,413

	2004	2003
LIABILITIES
Shareholders’ equity	2,850,125	2,815,389
Capital	46,834	46,312
Distributable reserves	16,867	16,498
Other reserves	2,737,141	2,689,447
Profit carried forward	49,283	63,132

Provisions and deferred taxation	7,253	6,755

Financial liabilities	1,258,583	1,306,696
After one year	1,154,073	834,629
Within one year	104,510	472,067

Trade creditors	596,138	552,470

Other liabilities	261,145	240,103
Other liabilities within one year	240,134	225,402
Accruals and deferred income	21,011	14,701

Total liabilities	4,973,244	4,921,413

Income Statement

	(in thousands of EUR)
	2004	2003
Operating income	3,905,636	3,701,591
Sales	3,857,544	3,661,610
Other operating income	48,092	39,981

Operating expenses	(3,758,834)	(3,559,176)
Merchandise and consumables	2,964,614	2,806,264
Salaries, social security and pensions	492,395	469,235
Other operating expenses	301,825	283,677

Operating profit	146,802	142,415
Income from financial fixed assets	43,426	30,109
Net financial expense	(58,590)	(56,206)

Current profit before taxation	131,638	116,318
Exceptional income	513	241
Exceptional expenses	(10,780)	(6,839)

Current year profit before taxation	121,371	109,720
Transfer (-) to/ release (+) from deferred taxes	(108)	10
Current taxation	(29,562)	(28,150)

Financial year results	91,701	81,580
Transfer (-) to/ release (+) from tax-exempt reserves	(209)	12

Financial year results to be appropriated	91,492	81,592

Appropriation of Profit

	(in thousands of EUR)
	2004	2003
Profit brought forward from previous year	63,132	75,088
Transfer to legal reserve	(52)	(12)
Profit to carry forward	(49,283)	(63,132)
Dividends to shareholders	(105,289)	(92,846)
Directors’ share of profit	—	(690)

Share Capital

	(in thousands of EUR)	Number of Shares
Share capital
Shares in issue
• At the end of the previous year	46,312
• Issue of new shares	522
• At the end of the financial year	46,834
Analysis of share capital
Class of shares
• Ordinary shares of no par value		93,668,561
Registered shares or bearer shares
• Registered		4,636,364
• Bearer		89,032,197

Treasury shares held by
• The company itself		292,200
• Its subsidiaries		2,535

Commitments to issue new shares
On the exercise of conversion rights
• Amount of outstanding convertible bonds	300,000
• Amount of capital to be subscribed	2,632
• Corresponding maximum number of shares to be issued		5,263,158
On the exercise of subscription rights
• Number of subscription rights in issue		5,254,062
• Amount of capital to be subscribed	2,627
• Corresponding maximum number of shares to be issued		5,254,062

Unissued authorized capital	39,813

64	DELHAIZE GROUP - ANNUAL REPORT 2004

TEN - YEAR FINANCIAL OVERVIEW

	(EUR in millions, except per share amounts)
	2004	2003	2002	2001
Results of Operations

Sales	17,972	18,820	20,688	21,396
Operating profit	820	809	807	921
Operating margin	4.6%	4.3%	3.9%	4.3%
Income before taxes	367	306	339	361
Income taxes	(145)	(131)	(160)	(192)
Effective tax rate	39.5%	42.9%	47.0%	53.2%
Net earnings	211	171	178	149
Net margin	1.2%	0.9%	0.8%	0.7%

Financial Position

Total assets	9,403	9,519	10,840	12,086
Group equity (incl. minorities)	3,406	3,369	3,563	3,752
Total financial debt	3,406	3,550	4,316	5,168
Net debt	2,606	3,025	3,898	4,776
Return on equity (net earnings)(1)	6.3%	5.0%	4.9%	5.9%
Net debt to equity	76%	90%	109%	127%

Per Share Information

Net earnings(2)(6)	2.28	1.86	1.94	1.88
Gross dividend	1.12	1.00	0.88	1.44
Net dividend(3)	0.84	0.75	0.66	1.08
Pay-out ratio (net earnings)(4)	49.6%	54.6%	45.6%	89.0%
Shareholders’ equity(7)	35.85	35.99	38.19	40.22

Other Information

Capital expenditures	490	448	635	554
Depreciation and amortization	(587)	(624)	(725)	(719)
Net financial result	(330)	(359)	(455)	(464)
Net exceptional result	(123)	(145)	(13)	(96)
Weighted average number of shares (thousands)	92,663	92,097	92,068	79,494
Number of associates	137,911	141,711	143,894	146,785
USD EUR rate (at year-end)	1.3621	1.2629	1.0487	0.8813
USD EUR rate (average)	1.2439	1.1312	0.9456	0.8956

(1)	Return on equity (earnings before goodwill and exceptionals) was 12.2% in 2004, 11.3% in 2003 and 9.3% in 2002.

(2)	Earnings before goodwill and exceptionals were EUR 4.42 in 2004, EUR 4.20 in 2003 and EUR 3.63 in 2002.

(3)	After deduction of 25% Belgian withholding tax.

(4)	Pay-out ratio (earnings before goodwill and exceptionals) was 25.6% in 2004, 24.2% in 2003 and 24.2% in 2002.

(5)	Including the dividend payable to new shares issued in the context of the Delhaize America share exchange. Excluding these payments, the pay-out ratio amounted to 44.6% on net earnings.

(6)	Calculated using the average number of shares.

(7)	Calculated using the number of shares outstanding at year-end.

DELHAIZE GROUP - ANNUAL REPORT 2004	65

(EUR in millions, except per share amounts)
2000		1999	1998	1997	1996	1995
18,168		14,310	12,912	12,608	10,222	9,134
739		648	573	511	414	339
4.1%		4.5%	4.4%	4.1%	4.0%	3.7%
402		511	455	337	331	274
(146)		(190)	(162)	(124)	(129)	(105)
36.3%		37.1%	35.6%	36.8%	38.8%	38.3%
161		170	149	122	108	93
0.9%		1.2%	1.2%	1.0%	1.1%	1.0%

10,398		5,728	4,541	4,487	3,989	2,921
2,874		1,991	1,742	1,570	1,286	1,084
4,862		1,770	1,135	1,377	1,276	687
4,589		1,404	881	1,158	1,042	550
13.1%		17.0%	17.0%	15.9%	16.7%	15.8%
160%		71%	51%	75%	82%	51%

3.09		3.27	2.87	2.36	2.09	1.82
1.36		1.24	1.12	0.99	0.89	0.83
1.02		0.93	0.84	0.74	0.67	0.62
78.6	%(5)	38.5%	39.7%	42.7%	43.6%	46.3%
26.23		20.87	17.54	16.23	13.52	11.58

545		525	451	444	354	257
(506)		(328)	(295)	(294)	(188)	(163)
(296)		(140)	(117)	(133)	(82)	(64)
(41)		3	(1)	(41)	(1)	(2)
52,023		51,983	51,824	51,717	51,603	51,303
152,489		124,933	118,942	107,208	94,360	89,702
0.9305		1.0046	1.1710	1.0927	1.2604	1.3701
0.9217		1.0654	1.1111	1.1275	1.3028	1.3678

66	DELHAIZE GROUP - ANNUAL REPORT 2004

ADDITIONAL INFORMATION

Reference Document for Public Offers of Securities

On March 22, 2005, the Belgian Banking, Finance and Insurance Commission authorized Delhaize Group SA to use the present annual report as a reference document each time it publicly offers securities pursuant to the Belgian law of April 22, 2003, relating to public offerings of securities, through the procedure of dissociated information, and this until publication of its next annual report. In the context of this procedure, a transaction note needs to be attached to the annual report. The annual report together with the transaction note constitute the prospectus pursuant to the requirements of Chapter IV of the Belgian law of April 22, 2003. In accordance with Article 14 of the Belgian law of April 22, 2003, this prospectus must be submitted to the Banking, Finance and Insurance Commission for its approval.

Legal Form of the Company

Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.

Corporate Purpose

Article Two of the Articles of Association:

The corporate purpose of the Company is the trade of durable or nondurable merchandise and commodities, of wine and spirits, the manufacture and sale of all articles of mass consumption, household articles, and others, as well as all service activities.

The Company may carry out in Belgium or abroad all industrial, commercial, movable property, real estate or financial transactions that favor or expand directly or indirectly its industry and trade.

It may acquire an interest, by any means whatsoever, in all businesses, corporations, or enterprises with an identical, similar or related corporate purpose or which favor the development of its enterprise, acquire raw materials for it, or facilitate the distribution of its products.

Appropriation of Available Profit for Fiscal Year 2004

The following appropriation of the available profit of the Company will be proposed to the Ordinary Shareholders’ Meeting to be held on May 26, 2005:

Appropriation of Profit

in thousands of EUR
Available profit from the financial year ended December 31, 2004	91,492
Profit brought forward from previous years	63,132
Total available profit	154,624
Profit to carry forward	(49,283)
Transfer to legal reserve	(52)
Gross dividend of EUR 1.12 per ordinary share	(105,289)

At the Ordinary General Meeting to be held on May 26, 2005, the Board of Directors will propose the payment of a gross dividend of EUR 1.12 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, which was March 9, 2005, will therefore amount to EUR 105.3 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, further detailed on page 67, the Company might have to issue new ordinary shares, coupon no. 43 attached, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 26, 2005. The Board of Directors will communicate at the Ordinary General Meeting of May 26, 2005 the aggregate number of shares entitled to the 2004 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The annual accounts of 2004 will be modified accordingly. The maximum number of shares which could be issued between March 9, 2005, and May 26, 2005, assuming that all vested warrants were to be exercised is 1,569,426. This would result in an increase in the total amount be distributed as dividend, and the corresponding decrease in profit carried forward would be EUR 1.8 million.

Capital

As of December 31, 2004, Delhaize Group SA had capital of EUR 46,834,280.50. The share premium on the Delhaize Group capital was EUR 2,320,926,617.50. This corporate capital was represented by 93,668,561 ordinary shares of no nominal value. At the end of 2003, the capital of Delhaize Group SA was EUR 46,312,278.50, represented by 92,624,557 ordinary shares.

Delhaize Group offers stock-based incentive plans to certain of its management associates. For associates of its non-U.S. operating companies, Delhaize Group offers stock option and warrant plans. For associates of its U.S.-based companies, the incentive plans are based on options, warrants and restricted stock.

Under the warrant plans, the exercise by the associate of a warrant results in the creation of a new share. The stock option plans and the restricted stock plans are based on existing shares. For more information on the compensation policy, see the Corporate Governance chapter of this report. Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America sponsored a stock incentive plan. As of December 31, 2004, there were options outstanding to acquire 259,323 ADRs under the Delhaize America 2000 Stock Incentive Plan, a 1996 Food Lion Plan and a 1988 and 1998 Hannaford Plan; however, options can no longer be granted under these plans. The terms and conditions of these plans are substantially consistent with the current Delhaize Group plan.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America’s 2000 Stock Incentive Plan also provided for restricted stock grants. As of December 31, 2004, there were grants for 22,381 restricted ADRs outstanding under the Delhaize America 2000 Stock Incentive Plan, which had not been transferred to the Delhaize Group 2002 Stock Incentive Plan.

In May 2002, Delhaize America ceased granting restricted stock awards under the 2000 Stock Incentive Plan and began granting restricted stock unit awards under the 2002 Restricted Stock Unit Award Plan. Restricted stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date. Unlike awards of restricted stock under the 2000 Stock Incentive Plan, no ADRs are granted to the recipients with respect to restricted stock unit awards until the applicable vesting dates.

DELHAIZE GROUP - ANNUAL REPORT 2004	67

The following table sets forth the stock-based incentive plans adopted by the Company as of December 31, 2004:

Plan	Effective Date of Grants	Type of Award	Number of Shares Underlying Awards Issued		Number of Shares Underlying Awards Outstanding Dec. 31, 2004		Exercise Price	Number of Beneficiaries (at the Moment of Issuance)	Exercise Period (as Applicable)(1)

Plans for Management Associates of non-U.S. Operating Companies

2004 Stock Option Plan	June 2004	Stock Options	237,906		237,643		EUR 38.74	561	Jan. 1, 2008 - June 20, 2011
2003 Stock Option Plan	June 2003	Stock Options	378,700		376,450		EUR 25.81	514	Jan. 1, 2007 - June 24, 2010
2002 Stock Option Plan	June 2002	Stock Options	158,300		154,500		EUR 54.30	425	Jan. 1, 2006 - June 5, 2012(2)
2001 Stock Option Plan	June 2001	Stock Options	134,900		132,300		EUR 64.16	491	Jan. 1, 2005 - June 4, 2011(2)
2000 Warrant Plan	May 2000	Warrants	115,000		107,200		EUR 63.10	461	Exercise periods between June 2004 and Dec. 2009(2)

Plans Mainly for Management Associates of U.S. Operating Companies

2002 Restricted Stock Unit Plan	May 2004	Restricted ADRs	179,567		176,506		Not applicable	193	25% of the grant will become unrestricted each year starting on the second anniversary following the date of the grant
	May 2003	Restricted ADRs	249,247		236,086		Not applicable	185	idem
	May 2002	Restricted ADRs	120,906		66,099		Not applicable	140	idem

2002 Stock Incentive Plan	May 2004	Warrants	1,517,988		1,446,598		USD 46.40	5,449	Exercisable until 2014
	May 2003	Warrants	2,132,043		1,597,421		USD 28.91	5,301	Exercisable until 2013
	May 2002	Warrants	3,853,578	(3)	2,102,843		USD 13.40-USD 76.87	5,328	Exercisable until 2012

2000 Stock Incentive Plan	Various	Stock options	700,311		259,323	(4)	USD 13.40-USD 93.04	4,497	Various
	Various	Restricted ADRs	342,771		22,381		Not applicable	128	25% of the grant will become unrestricted each year starting on the second anniversary following the date of the grant

(1)	Vesting period for restricted ADRs under the 2002 Restricted Stock Unit Plan and the 2002 Incentive Plan

(2)	In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few of the beneficiaries who did not agree to extend the exercise period of their options and/or warrants are still bound by the initial expiry dates of the exercise periods of the plans, i.e. June 5, 2009 (under the 2002 SOP), June 4, 2008 (under the 2001 SOP) and December 2006 (under the 2000 Warrant Plan) respectively.

(3)	Out of the 3,853,578 warrants issued, 1,793,825 are newly issued warrants. The other 2,059,753 represent outstanding stock options previously issued under Delhaize America’s 2000 Stock Incentive Plan and transferred to the Delhaize Group 2002 Stock Incentive Plan (the “2002 Incentive Plan”) in connection with the share exchange with Delhaize Group.

(4)	Including the stock options granted under the 1996 Food Lion Plan and the 1988 and 1998 Hannaford Plan.

Options and Warrants on Delhaize Group ADRs on Dec. 31, 2004

	Outstanding			Exercisable
Range of Exercise Prices (in USD)	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price (in USD)	Number Exercisable	Weighted Average Exercise Price (in USD)
13.40 – 28.91	1,921,532	7.49	27.60	568,650	24.48
29.49 – 49.81	2,876,892	8.16	47.18	818,420	46.65
50.00 – 93.04	625,757	5.52	55.02	576,208	55.14

68	DELHAIZE GROUP - ANNUAL REPORT 2004

Authorized Capital

The Extraordinary General Meeting of May 23, 2002, authorized the Board of Directors of Delhaize Group SA, for a period of five years expiring in June 2007, within certain legal limits, to increase the capital of Delhaize Group SA or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of approximately EUR 46.2 million corresponding to approximately 92.4 million shares.

On April 7, 2004, the Board of Directors of Delhaize Group SA issued a convertible bond offering to institutional investors for an amount of EUR 300 million. They have a maturity of five years. The bonds have been issued at 100% of their nominal value and will be redeemable at maturity at 100% of their nominal value. The initial conversion price has been set at EUR 57.0. The bonds are, subject to the terms and conditions of the offering circular, convertible into 5,263,158 new Delhaize Group ordinary shares at the initial conversion price.

At the end of 2004, the Board of Directors had, after several applications of the authorization granted in 2002, a remaining authorization to increase the capital by a maximum of approximately EUR 39.8 million corresponding to approximately 79.6 million shares. The authorized increase in capital may be realized by contributions in cash or, to the extent permitted by law, by contributions in-kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group SA may, for this increase in capital, limit or suppress the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

To the extent permitted by law, the Board of Directors is authorized to increase the share capital after it has received notice of a public take-over bid related to the Company. In such a case, the Board of Directors is especially authorized to limit or suppress the preferential right of the shareholders, even in favor of specific persons. Such authorization is granted to the Board of Directors for a period of three years from the date of the Extraordinary General Meeting of May 23, 2002. It may be renewed under the terms and conditions provided by law.

Authorized Capital - Status		Maximum Number of Shares	Maximum Amount (excl. Share Premium) in EUR
Authorized Capital as approved at the May 23, 2002 General Meeting		92,392,704	46,196,352.00
May 22, 2002	Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(3,853,578)	(1,926,789.00)
May 22, 2003	Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(2,132,043)	(1,066,021.50)
April 7, 2004	Issuance of convertible bonds	(5,263,158)	(2,631,579.00)
May 27, 2004	Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,517,988)	(758,994.00)

Balance of remaining authorized capital as of December 31, 2004		79,625,937	39,812,968.50

Acquisition and Transfer of Own Shares

The Extraordinary General Meeting held on May 23, 2002, authorized the Board of Directors of Delhaize Group SA to purchase Delhaize Group shares, for a period of three years expiring in June 2005, when such a purchase is necessary in order to avoid serious and imminent damage to Delhaize Group SA.

In the absence of any threat of serious and imminent damage, the Board of Directors was also authorized on May 27, 2004 for a period of 18 months expiring in November 2005 to purchase a maximum of 10% of the outstanding Delhaize Group shares at a minimum price of EUR 1.00 and a maximum price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases and they may be discontinued at any time.

In 2004, Delimmo SA, a wholly-owned subsidiary of Delhaize Group SA, sold its 60,000 Delhaize Group shares (having an aggregate par value of EUR 30,000) in the market to Delhaize Group SA for an aggregate consideration of EUR 2,223,000. The shares purchased, representing approximately 0.13% of the share capital as at December 31, 2004, enable Delhaize Group SA to satisfy the exercise of warrants granted pursuant to the 2002 Stock Incentive Plan. Delhaize Group SA did not acquire other Delhaize Group shares or ADRs in 2004. As a consequence, at the end of 2004, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 197,777,000.

DELHAIZE GROUP - ANNUAL REPORT 2004	69

Additionally, in 2004 Delhaize America repurchased 191,403 Delhaize Group ADRs for an aggregate amount of USD 11.9 million, representing approximately 0.2% of the Delhaize Group share capital as at December 31, 2004 and transferred 215,558 ADRs to satisfy the exercise of stock options granted to U.S. management associates pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan. In 2004, Delhaize America also borrowed 30,000 Delhaize Group ADRs in connection with stock option exercises. During the remainder of 2004, Delhaize America purchased 30,000 Delhaize Group ADRs and used them to reimburse the borrowing. At the end of 2004, Delhaize America had no borrowed ADRs.

At the end of 2004, Delhaize Group SA owned 294,735 treasury shares (incl. ADRs), of which 292,200 acquired prior to 2004, representing approximately 0.3% of the Delhaize Group share capital.

Consultation of the Issuer’s Documents

The public documents concerning the issuer can be consulted at the registered office (rue Osseghemstraat 53, 1080 Brussels - Belgium).

In the United States, Delhaize Group is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act Delhaize Group files reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The reports and other information Delhaize Group files with the SEC can be inspected at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., U.S.A. 20549. Copies of this information can be obtained from the public reference room of the SEC at prescribed rates. You may call the SEC at 1 (800) SEC-0330 for further information regarding the operation of the public reference room. Also, the SEC maintains a website at www.sec.gov that contains reports and other information that registrants have filed electronically with the SEC. Delhaize Group makes available free of charge, on or through the shareholder information section of Delhaize Group’s website (www.delhaizegroup. com), the Company’s reports filed electronically with the SEC pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with the SEC.

ADRs of Delhaize Group are listed on the New York Stock Exchange under the symbol “DEG,” and its reports and other information can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, U.S.A. 10005.

Legal Version of the Annual Report

Only the French version of the annual report has legal force. The Dutch and English versions represent translations of the French original. The consistency between the different language versions has been verified by Delhaize Group under its own responsibility.

Recent Capital Increases	Capital	Share Premium Account	Number of Shares
Capital on December 31, 2001	46,196,352.00	2,264,224,571.50	92,392,704

Capital on December 31, 2002	46,196,352.00	2,264,224,571.50	92,392,704

Increase in capital on October 3, 2003*	24,224.00	1,325,209.06	48,448
Increase in capital on November 20, 2003*	91,702.50	7,617,941.78	183,405
Capital on December 31, 2003	46,312,278.50	2,273,167,722.34	92,624,557
Increase in capital on February 17, 2004*	56,515.00	4,702,206.82	113,030
Increase in capital on May 19, 2004*	53,965.00	4,566,100.46	107,930
Increase in capital on August 4, 2004*	72,140.00	5,576,963.58	144,280
Increase in capital on September 14, 2004*	85,903.00	7,429,811.56	171,806
Increase in capital on October 8, 2004*	91,777.50	8,680,843.80	183,555
Increase in capital on November 16, 2004*	81,581.00	8,152,862.61	163,162
Increase in capital on November 26, 2004*	80,120.50	8,650,106.33	160,241
Capital on December 31, 2004	46,834,280.50	2,320,926,617.50	93,668,561

*	Increase in capital as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan.

70	DELHAIZE GROUP - ANNUAL REPORT 2004

MANAGEMENT STRUCTURE (overview on December 31, 2004)

Delhaize Group has changed its operational structure to build it around four pillars: the United States, Belgium, Greece and the Emerging Markets, comprising the Czech Republic, Slovakia, Romania and Indonesia. In 2005, Delhaize Group will align its reporting with this new structure and report for the four geographical segments United States, Belgium, Greece and the Emerging Markets.

Board of Directors

Baron de Vaucleroy	Chairman (until December 31, 2004)
Baron Jacobs	Chairman (from January 1, 2005)
Pierre-Olivier Beckers	President,
Chief Executive Officer and Director
Baron de Cooman d’Herlinckhove	Director
Count de Pret Roose de Calesberg	Director
Count Goblet d’Alviella	Director
Robert J. Murray	Director
William L. Roper, MD	Director
Didier Smits	Director
Philippe Stroobant	Director
Frans Vreys	Director
William G. Ferguson	Director (until May 27, 2004)
Jean-Claude Coppieters ‘t Wallant	Secretary

Honorary Members Board of Directors

Chevalier Guy Beckers	Honorary Chairman and Chief Executive Officer
Baron de Vaucleroy	Honorary Chairman and Chief Executive Officer
Henry Stroobant	Honorary Chairman and Director
Frans Vreys	Honorary Chairman
Jacques Boël	Honorary Director
Roger Boin	Honorary Director
Raymond-Max Boon	Honorary Director
William G. Ferguson	Honorary Director (from May 27, 2004)
Jacques Le Clercq	Honorary Director
Chevalier Philippe van der Plancke	Honorary Director
Mrs. Victor Wolff-Vieujant	Honorary Director

Statutory Auditor

Deloitte & Touche Réviseurs d’Entreprises SC s.f.d. SCRL represented by James Fulton

Executive Committee

Pierre-Olivier Beckers	President and Chief Executive Officer
Rick Anicetti	Executive Vice President,
Chief Executive Officer of Food Lion
Renaud Cogels	Executive Vice President,
Chief Executive Officer of Delhaize Europe
Jean-Claude Coppieters ‘t Wallant	Executive Vice President,
General Secretary
Arthur Goethals	Executive Vice President,
Chief Executive Officer of Delhaize Belgium
Ron Hodge	Executive Vice President,
Chief Executive Officer of Hannaford
Craig Owens	Executive Vice President, Chief Financial Officer
Michael Waller	Executive Vice President, Human Resources,
General Counsel

Honorary Members Executive Committee

Pierre Malevez	Honorary Member of the Executive Committee
Pierre Dumont	Honorary Secretary of the Executive Committee

Biographies and pictures of the members of the Board of Directors and the Executive Committee can be found on Delhaize Group’s website, www.delhaizegroup.com

DELHAIZE GROUP - ANNUAL REPORT 2004	71

Delhaize Group Corporate

Pierre-Olivier Beckers	President and Chief Executive Officer
Jean-Claude Coppieters ‘t Wallant	Executive Vice President, General Secretary
Craig Owens	Executive Vice President, Chief Financial Officer
Michael Waller	Executive Vice President, Human Resources,
General Counsel
Michel Eeckhout	Senior Vice President, Chief Information Officer
Joyce Wilson-Sanford	Senior Vice President,
Strategic Organizational Development
Johan De Lille	Vice President, Controller
Guy Elewaut	Vice President,
Investor Relations and Corporate Communications
Arthur Goss	Vice President, Internal Audit
Richard James	Vice President, Finance
Baudouin van der Straten Waillet	Vice President,
Assistant General Counsel, Government Affairs
Agnès Bonfond	Director, Global Knowledge Management
Kim Bridgham	Director, International Accounting
Keith Cunningham	Director, Tax
Jan De Bruycker	Director, Corporate Human Resources Development
Marc Hubrecht	Director, Accounting Consolidation
William Schoofs	Director, Corporate Finance
Brad Smith	Director, Corporate Internal Audit

Delhaize America

Pierre-Olivier Beckers	President and Chief Executive Officer
Paul Fritzson	Executive Vice President, Strategy and Finance
Carol Herndon	Executive Vice President,
Accounting and Analysis, Chief Accounting Officer
Michael Waller	Executive Vice President,
General Counsel and Secretary
David Criscione	Vice President,
Strategic Planning and Synergy Development

Food Lion

Rick Anicetti	President and Chief Executive Officer
R. Glenn Dixon, Jr.	Senior Vice President,
Corporate Development and Harveys
Cathy D. Green	Senior Vice President, Fresh Merchandising,
Distribution and Quality Assurance
Michael J. Haaf	Senior Vice President, Sales,
Marketing and Business Strategy
Margaret M. Ham	Senior Vice President, Dry Merchandising
L. Darrell Johnson	Senior Vice President, Human Resources
Terry E. Morgan	Senior Vice President, Information Technology
and Chief Information Officer
Elwyn G. Murray III	Senior Vice President, Retail Operations – North
Cindy A. Schlaepfer	Senior Vice President, Retail Operations – South
David G. Biery	Vice President, Marketing
Ty Burns	Vice President, Retail Operations – Atlantic Division
Lewis O. Campbell	Vice President, Dry Category Management
Robert J. Canipe	Vice President, Business Strategy
James Corby	Vice President, Produce Merchandising
Gaelo de la Fuente	Vice President, Meat and Seafood Merchandising
James E. Egan Jr.	Vice President, Deli, Bakery and HMS Merchandising
G. Linn Evans	Vice President, Legal Affairs, General Counsel
Gene D. Faller	Vice President, Dry Category Management
Patricia G. Fulcher	Vice President, Associate Services
Scott A. Harrison	Vice President, Merchandising Services
Rick LaCroix	Vice President, Retail Operations – Northern Division
Dennis L. McCoy	Vice President, Distribution
John Kyle Mercer	Vice President, Retail Services
Mark R. Messier	Vice President, Retail Operations – Central Division
Randall S. Miller	Vice President, Retail Operations – Western Division
R. Kyle Mitchell	Vice President, Construction and Indirect Procurement
Dennis Post	Vice President, Solutions Delivery
Dewey R. Preslar, Jr.	Vice President, Risk Management and Loss Prevention
Thomas J. Robinson	Vice President, Retail Operations – Southern Division
Robert J. Stapleton	Vice President, Organizational Development
and Corporate Recruiting
W. Geoffrey Waldau	Vice President, Dry Category Management
Eric N. Watson	Vice President, Diversity and Inclusion

Hannaford

Ron Hodge	President and Chief Executive Officer
Arthur A. Aleshire	Senior Vice President, Corporate Development
Garrett D. Bowne IV	Senior Vice President, Finance and Analysis
Emily D. Dickinson	Senior Vice President,
Legal and Government Affairs
Mark R. Doiron	Senior Vice President,
Merchandising and Distribution
William L. Homa	Senior Vice President
and Chief Information Officer
Beth M. Newlands-Campbell	Senior Vice President,
Business Strategy and Retail Operations
Bradford A. Wise	Senior Vice President, Human Resources
Steven H. Brinn	Vice President, Research
Karen M. Fernald	Vice President, Retail Operations—Eastern Division
Marty T. Greeley	Vice President, Government Relations
Gerry G. Greenleaf	Vice President, Distribution
Michael A. Harris	Vice President, Retail Services
Charles R. Hurdman	Vice President, Marketing
Barbara Irish	Vice President, Organizational Development
Denis Knoops	Vice President of Delhaize Group;
Vice President, Growth Strategy
Karen L. Mank	Vice President, Compensation and Associate Wellness
Rick Meyerkopf	Vice President and General Manager – Victory
Tod Pepin	Vice President, Center Store Merchandising
Bob Schools	Vice President, Retail Operations – Western Division

72	DELHAIZE GROUP - ANNUAL REPORT 2004

Harveys

R. Glenn Dixon, Jr.	President
W. Benny Ensley	Chief Operating Officer
Barry L. Robinson	Executive Vice President

Kash n’ Karry/Sweetbay Supermarket

Ron Hodge	Chief Executive Officer
Shelley G. Broader	President and Chief Operating Officer
Michael T. Vail	Senior Vice President, Retail Operations
Steve Campbell	Vice President, Human Resources
Craig Geer	Vice President, Merchandising
Stephen Smith	Vice President, Marketing

Delhaize Europe

Renaud Cogels	President and Chief Executive Officer
Dirk Van den Berghe	Senior Vice President,
New and Emerging Markets (from January 1, 2005)
Xavier Diers	Vice President, European Buying
Luc Koenot	Vice President, Supply Chain and IT
Christiane Steegmans	Vice President, Strategic Planning,
Organizational Development
Baudouin Van Eeckhout	Vice President,
Technical and Indirect Procurement
Willy Touquet	Supply Chain Advisor

Delhaize Belgium (on Feb. 1, 2005)

Arthur Goethals*	Chief Executive Officer
Claude Allard*	Executive Vice President, Human Resources,
Legal and Risk Management
Philippe Brunelli*	Senior Vice President,
Marketing and Business Development
Jean-Thomas Geelhand*	Senior Vice President,
Procurement, Merchandising
Guy Jourquin*	Senior Vice President, Business
Planning, Accounting
David Vander Schueren*	Senior Vice President,
Logistics, IT and Supply Chain
Mark Verleye*	Senior Vice President, Sales
Catherine Alexandre*	Vice President,
Corporate and Strategy Communication
Secretary of the Management Board
Thierry Gaye	Vice President, Merchandising, Training
Jef Kempenaers	Vice President, Supermarkets
Peter Muylaert	Vice President, Business Development, Real Estate
Stephane Seghers	Vice President, Logistics
Xavier Ury	Vice President, Procurement
Willy Van Daele	Vice President, Wholesale
Veronique Vogeleer	Vice President, Experts
Bauduin Auquier	Senior Director, Human Resources,
Remuneration and Social Affairs
Juan de Meeûs d’Argenteuil	Senior Director, Merchandising
Willy Lambrechts	Senior Director, Retail Services
Désiré Maeck	Senior Director, Administration and Security
Michel Zajusz	Senior Director, Tom&Co

* Member Management Board

Alfa-Beta

Raphael Moissis	Chairman
George Anagnostopoulos	Deputy Chairman
Kostas Macheras*	General Manager
and member of the Board of Directors
Nikos Iossipou*	Executive Director, Supply Chain
Maria Kuhkalani*	Executive Director, Finance
Dimitris Printzios*	Executive Director, Retail Operations
Leonidas Vrettakos*	Executive Director, Commercial
Petros Trahanas*	Executive Director, Business Development
Vassilis Stavrou*	Executive Director, Human Resources
Dimitris Maniadakis	Director, Information, Systems
Dimitris Koliolios	Director, Development and Technical Support
Spyros Kyrousis	Director, Internal Audit

* Member Executive Committee

Delvita

Jiri Charvat*	General Director
Radim Fuka*	Executive Director, Strategic Development
and Expansion
Miroslav Hanousek*	Executive Director, Finance
Erikjan Lantink*	Executive Director, Operations
and Sales Development
François Valdivieso*	Executive Director, Purchasing
Stepanka Duffkova*	Executive Director, Human Resources
Petr Hlad	Director, Distribution
Miroslav Sejdl	Manager, IT and Supply Chain Development

* Member Steering Committee

Mega Image

John Kyritsis	General Manager
Lucian Savu	Director, Human Resources
Bart Van De Velde	Director, Sales Operations
Daniela Petra	Director, Finance
Mircea Moga	Director, IT and Logistics

Delhaize Asia

Dirk Van den Berghe	Chief Executive Officer (until December 31, 2004)
Peter Brodbeck	Vice President, Finance, Administration and Legal
Victor Cheong	Manager, Global Sourcing – Asian Buying Office

Super Indo

Lany S. Budianto*	Executive Director
Elliot Dickson*	Director, Operations
Christian Van Schoote*	Director, Buying
Melanie Dharmosetio*	Vice Executive Director
Chuanny Kwandou	Senior Manager, Operations
Ferdinandus Wijaya	Senior Manager, Planning and Development
Ken Wibowo	Manager, IT and Supply Chain
Sindianto Chandrajaja	Manager, Human Resources Development

* Member Executive Committee

DELHAIZE GROUP - ANNUAL REPORT 2004	73

CORPORATE GOVERNANCE

High standards of integrity and corporate governance are important to Delhaize Group. The Group maintains an Audit Committee, a Governance Committee and a Compensation Committee to comply with best practices. In 2004, a code of business conduct and ethics has been adopted. The Board of Directors continues to discuss and carefully monitor new developments in the international corporate governance landscape.

Belgian Code on Corporate Governance

In 2003, the European Commission launched an Action Plan on “Modernizing Company Law and Enhancing Corporate Governance in the European Union” (the “European Union Action Plan”), which requires that each member state, including Belgium, designate a set of corporate governance rules applicable to publicly-held companies listed in that member state. In Belgium, there were three separate sets of rules drawn up by different authorities, in need of updating and consolidation. In this context, on December 9, 2004, the Belgian Corporate Governance Committee, an organization formed at the initiative of the Belgian Banking, Finance and Insurance Commission, Euronext Brussels and the Federation of Belgian Enterprises, issued the Belgian Code on Corporate Governance, effective on January 1, 2005, with phased-in compliance deadlines. In line with the European Union Action Plan, the Belgian Corporate Governance Committee has recommended that Belgian authorities consider designating the Belgian Code on Corporate Governance as the Belgian code of reference applicable to publicly held companies listed in Belgium.

Delhaize Group is currently substantially in compliance with the recommendations of the Belgian Code on Corporate Governance because (i) it is convinced of the importance of corporate governance and (ii) the requirements of the Belgian Code on Corporate Governance mirror many of the requirements with which the Company complies in connection with its listings on Euronext Brussels and the New York Stock Exchange (“NYSE”). Delhaize Group is currently evaluating provisions of the Belgian Code on Corporate Governance that may require further action. The Company will, as required by the Belgian Code on Corporate Governance, make public no later than January 1, 2006, a corporate governance charter, outlining required corporate governance structure and policies.

The Board of Directors

Organization of the Board of Directors

In accordance with Belgian law and its Articles of Association, Delhaize Group SA is managed by a Board of Directors. In accordance with the Articles of Association, the decisions of the Board are taken by a majority of votes present or represented.

At the scheduled meetings of the Board of Directors, the Chief Executive Officer presents a report on the results of the Company’s operations and the most recent financial statements are discussed. The Chief Executive Officer develops the strategy of the Company with senior management and presents such strategy for discussion and approval by the Board of Directors. The Board of Directors reviews and approves financial plans tied to the strategy and approves the annual budget. In addition, the Board makes decisions on major acquisitions and divestitures as well as major financing matters.

The Board of Directors has three standing committees: an Audit Committee, a Governance Committee and a Compensation Committee. After each meeting of a standing committee, the Board receives from the committee a report on its findings and recommendations and, as necessary, takes actions on those recommendations.

In compliance with Belgian law, the Board of Directors prepares an annual report on the Company. The Board also publishes regularly press releases on the financial results of the Company and on specific subjects as necessary.

Each director has a general investigative power regarding the Company. Directors can, among other activities, make inquiries of, and obtain advice from, the management.

Activity Report of the Board

In 2004, the Board of Directors met seven times. All directors were present at all meetings of the Board of Directors with the following exceptions: Baron de Cooman d’Herlinckhove and Dr. William Roper were each excused and represented by another director at one meeting of the Board while Count Goblet d’Alviella, Philippe Stroobant and Frans Vreys were each excused for one meeting.

Composition of the Board of Directors

On December 31, 2004, the Board of Directors of Delhaize Group consisted of eleven members, including ten non-executive directors and one executive director. At the end of 2004, four non-executive directors and the executive director were descendants of the founders of the Company, as indicated in the table on the next page. The Board of Directors elects a Chairman from among its members. The duties of Chairman of the Board and Chief Executive Officer are carried out by different individuals.

The Board of Directors has determined that all the directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, are independent under the criteria of Belgian Company law, the Belgian Code on Corporate Governance and the rules of the NYSE. The Board made its determination based on information furnished by all directors regarding their relationships with Delhaize Group. As part of this assessment the Board has considered the fact that Philippe Stroobant served for more than three terms as director of the Company and determined that his tenure does not impair his independence under the Belgian Code on Corporate Governance. At the Ordinary General Meeting held in 2004, Delhaize Group’s shareholders determined that all directors then on the Board, other than Chief Executive Officer Pierre-Olivier Beckers, were independent under the criteria of the Belgian Company law.

Election and Tenure of Directors

On the recommendation of the Governance Committee, the Board proposes the appointment of directors to the shareholders for approval at the Ordinary General Meeting. Beginning on January 1, 1999, the term of all directors’ appointments, new or renewed, proposed by the Board of Directors to the shareholders, was set at three years. In addition, the Board of Directors may appoint a director to fill a vacancy on the Board. A director so appointed may serve until the next general meeting of shareholders. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

74	DELHAIZE GROUP - ANNUAL REPORT 2004

The age limit of directors set by the Board is 70 years for the Chairman and the directors and 65 years for the Chief Executive Officer. The age limit is 75 years for those directors who were initially appointed before 1999. At the April 30, 2004 Extraordinary General Meeting, Delhaize Group’s shareholders confirmed Dr. William Roper’s appointment as a director until the end of the May 27, 2004 Ordinary General Meeting, where the shareholders appointed Dr. William Roper as director for three years and renewed the terms as directors of Robert. J. Murray and Count Goblet d’Alviella for three years. At the May 27, 2004 Ordinary General Meeting, the mandate of Baron Gui de Vaucleroy was extended for one year. William G. Ferguson retired as Board member as of May 27, 2004. In gratitude for his contribution to Delhaize Group, the shareholders granted him the title of Honorary Director.

On December 31, 2004, Baron Gui de Vaucleroy retired as Chairman and director of Delhaize Group after 44 years with the Company. In gratitude for his contribution to the Group, the Board of Directors granted him the title of Honorary Chairman and Chief Executive Officer. On January 1, 2005, Baron Georges Jacobs became Chairman of the Board of Directors.

Baron de Cooman d’Herlinckhove, after 44 years of service, including 32 years as Board member, and Mr. Frans Vreys, after 23 years of service as board member, have decided to tender their resignation from the Board of Directors. Their resignations will be effective at the end of the Ordinary General Meeting to be held on May 26, 2005. Mr. Philippe Stroobant, whose director mandate expires at the Ordinary General Meeting of May 26, 2005, has decided, for strictly personal and family reasons, not to request at this stage the renewal of his mandate.

Renewal of Directors

Upon the recommendation of the Governance Committee, the Board will propose the renewal of the mandate of Count de Pret Roose de Calesberg for a term of three years to the shareholders for approval at the Ordinary General Meeting to be held on May 26, 2005. Count de Pret is a member of the Audit Committee.

The Board of Directors has considered all criteria applicable to the assessment of independence of directors under Belgian Company law, the Belgian Code on Corporate Governance and NYSE rules and determined that, based on the information provided by Count de Pret, he qualifies under all these criteria as independent. The Board will propose at the Ordinary General meeting of May 26, 2005 that the shareholders acknowledge that Count de Pret is independent within the meaning of the Belgian Company Code.

Presentation of New Directors

On the recommendation of the Governance Committee, the Board will propose the appointment of the following Directors for a term of three years to the shareholders for approval at the Ordinary General Meeting to be held on May 26, 2005.

Mr. Jacques de Vaucleroy (44). Mr. de Vaucleroy has over 18 years of experience in the financial services sector. He is currently responsible for the retail insurance business of ING in the U.S. as Group President of ING USFS. Jacques de Vaucleroy obtained a law degree (Université Catholique de Louvain, Belgium) and a Master in Business Law (Vrije Universiteit Brussel, Belgium). Mr. de Vaucleroy is also a member of the Board of Directors of the King Baudouin Foundation United States.

Delhaize Group Board of Directors (As of December 31, 2004)

Name	Age (*)	Position		Director since	Term Expires	Status(**)
Baron de Vaucleroy	71	Chairman	***	May 1980	2005	1,2
Baron Jacobs	64	Director	***	May 2003	2006	2
Pierre-Olivier Beckers	45	President, Chief Executive Officer, and Director		May 1995	2006	1,3
Baron de Cooman d’Herlinckhove	71	Director		May 1973	2006	1,2
Count de Pret Roose de Calesberg	60	Director		May 2002	2005	2
Count Goblet d’Alviella	56	Director		May 2001	2007	2
Robert J. Murray	63	Director		May 2001	2007	2
Dr. William Roper	56	Director		July 2003	2007
Didier Smits	43	Director		May 1996	2006	1,2
Philippe Stroobant	52	Director		May 1990	2005	1,2
Frans Vreys	75	Director		May 1982	2006	2

*:	on May 26, 2005

**:	on March 9, 2005 (except for Baron de Vaucleroy who resigned on December 31, 2004)

***:	On December 31, 2004, Baron de Vaucleroy resigned from the Board of Directors and on January 1, 2005, Baron Jacobs became Chairman of the Board of Directors

1:	Members of the families descending from the founders of the Company

2:	Independent director under the rules of the Belgian Company law, the Belgian Code on Corporate Governance and the NYSE

3:	Executive director

DELHAIZE GROUP - ANNUAL REPORT 2004	75

Mr. Hugh G. Farrington (60). After a retail management career starting in 1968 at Hannaford, a U.S. subsidiary of Delhaize Group, Mr. Farrington served as President and Chief Executive Officer of Hannaford from 1992 to 2001. In 2000, he was appointed as Vice Chairman of Delhaize America, and in 2001, he became Executive Vice President of Delhaize Group and member of its Board of Directors. In 2003, Mr. Farrington left the Board of Directors and resigned from his executive functions within the Group. Mr. Farrington holds a Bachelor’s degree from Dartmouth College, Hanover, New Hampshire and a Master of Education from the University of New Hampshire. Mr. Farrington is Chairman of the healthcare system MaineHealth and a former Vice Chairman of the Board of Directors of the Food Marketing Institute (FMI).

Mr. Luc Vansteenkiste (57). Mr. Vansteenkiste is Chief Executive Officer of the Belgian foam production company Recticel. He is Chairman of the Board of Directors of the Belgian photo-finishing company Spector Photo Group and member of the Board of the Belgian listed companies Telindus Group, Sioen, Ter Beke Vleeswaren and Compagnie du Bois Sauvage. Mr. Vansteenkiste is Chairman of the Federation of Belgian Companies and Board member of de Belgian Directors Institute. Mr. Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

The Board of Directors will propose at the Ordinary General Meeting of May 26, 2005 that the shareholders acknowledge that all directors proposed for appointment are independent within the meaning of the Belgian Company law. The Board of Directors has determined that Messrs. Jacques de Vaucleroy and Luc Vansteenkiste each qualify also as independent director under the Belgian Code on Corporate Governance and the NYSE rules. Due to a former executive position held in the Group, Mr. Hugh Farrington will only be eligible to qualify as an independent director as from June 2006 under the criteria of the Belgian Code on Corporate Governance and the NYSE rules.

Remuneration of the Board

At the Ordinary General Meeting of May 27, 2004, the shareholders approved a change in the method of remuneration of the Board of Directors. Beginning with fiscal year 2004, the Company’s directors are remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by the Company’s shareholders. This system replaces the previous one, which was based on a share of profits. The maximum amount approved by the shareholders under the new method is EUR 70,000 per year per director, increased with an additional amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board. For the Chairman of the Board, the maximum amount is EUR 140,000 per year (inclusive of any amount due as Chairman of any standing committee).

Non-executive directors of the Company do not receive any remuneration, benefits or equity-linked or other incentives from the Company and its subsidiaries other than their remuneration for their service as director of the Company and/or its subsidiaries. The aggregate amount of the remuneration granted for fiscal year 2004 to directors of the Company, by the Company and its subsidiaries is set out in the table below. The compensation of the executive director as set forth in the table below relates solely to his compensation as director and excludes his compensation as executive. No loans or guarantees have been extended by Delhaize Group to members of the Board.

Remuneration Granted for Fiscal Year 20041

to Directors of the Company, by the Company and its Subsidiaries

Amount
Name	(in thousands of EUR)[2]
Non-Executive Directors
Baron de Vaucleroy	140
Baron Jacobs	70
Baron de Cooman d’Herlinckhove	70
Count de Pret Roose de Calesberg	70
William G. Ferguson[3]	28
Count Goblet d’Alviella	70
Robert J. Murray	80
Dr. William Roper	70
Didier Smits	70
Philippe Stroobant	70
Frans Vreys	70
Total remuneration non-executive directors	808

Executive Director
Pierre-Olivier Beckers[4]	70

Total remuneration to all directors	878

(1)	The amounts in the table indicate the remuneration granted to directors of the Company for their service in 2004, payable in arrears, as director of the Company and/or its subsidiaries in 2004 as these amounts were decided by the Board of Directors under the fixed remuneration method and within the limits that were approved by the shareholders at the Ordinary General Meeting of May 27, 2004

(2)	All amounts are gross amounts in cash before tax and social security levy

(3)	Mr. Ferguson retired from the Board of Directors on May 27, 2004

(4)	The amount relates solely to the compensation of the executive director as director and excludes his compensation as executive

76	DELHAIZE GROUP - ANNUAL REPORT 2004

Committees of the Board of Directors

(as of December 31, 2004)

Director	Audit Committee	Governance Committee	Compensation Committee
Baron de Vaucleroy		Chair[1]	Chair[1]
Baron Jacobs
Pierre-Olivier Beckers		x
Baron de Cooman d’Herlinckhove	x
Count de Pret Roose de Calesberg	x
Count Goblet d’Alviella	x		x
Robert J. Murray	Chair		x
Dr. William Roper
Didier Smits	x
Philippe Stroobant	x	x
Frans Vreys	x

(1)	On December 31, 2004, Baron de Vaucleroy resigned from the Board of Directors. He was succeeded as Chairman of the Governance Committee and the Compensation Committee by Baron Jacobs from January 1, 2005.

Committees of the Board

The Board of Directors has three standing committees, an Audit Committee, a Governance Committee and a Compensation Committee. Under Delhaize Group’s Articles of Association, the Board may create other committees vested with such authority as the Board will determine. The table above provides the membership of the standing committees of the Board of Directors as of December 31, 2004.

Audit Committee

The Audit Committee has the responsibilities set forth in its charter with respect to assisting the Board in monitoring the integrity of the financial statements of the Company, the Company’s compliance with legal and regulatory requirements, the statutory auditor’s qualification and independence, the performance of the Company’s internal audit function and statutory auditor, and internal controls and risk management.

The Audit Committee is composed solely of independent directors. The Board of Directors has determined that all members of the Audit Committee are independent under U.S. law applicable to public company audit committees. The Board of Directors has also determined that Mr. Robert J. Murray, Count de Pret Roose de Calesberg and Count Goblet d’Alviella are “audit committee financial experts” as defined under applicable U.S. law. In 2004, the Audit Committee met five times. All members of the Audit Committee attended all meetings with the exception of Baron de Cooman d’Herlinckhove, Count de Pret Roose de Calesberg and Frans Vreys who were each excused and represented by another Audit Committee member at one meeting and Count Goblet d’Alviella and Robert J. Murray who were each excused at one meeting.

Governance Committee

The Governance Committee has the responsibilities set forth in its charter with respect to identifying individuals qualified to become Board members, consistent with criteria approved by the Board, recommending to the Board the director nominees for each ordinary general meeting of shareholders, recommending to the Board director nominees to fill vacancies, recommending to the Board qualified and experienced directors for service on the committees of the Board, developing and recommending to the Board a set of governance principles applicable to the Company, and overseeing the evaluation of the Board.

In 2004, the Governance Committee met five times. All members of the Governance Committee attended all meetings.

In March 2005, the Board of Directors amended the Governance Committee’s charter to require that all members of the Governance Committee be non-executive and the majority of them be independent as of the Ordinary General Meeting of May 26, 2005. As a consequence, the Executive Director, Pierre-Olivier Beckers, will resign from the Governance Committee as of that date.

Compensation Committee

The Compensation Committee has the responsibilities set forth in its charter with respect to assisting the Board in discharging its responsibilities relating to the compensation of the Company’s executive officers, any incentive compensation plans and equity-based plans, and awards the-reunder, and profit-sharing plans for the Company’s associates, and other compensation issues.

In 2004, the Compensation Committee met three times. All members of the Compensation Committee attended all meetings.

In March 2005, the Board of Directors amended the Compensation Committee’s charter to require that all members of the Compensation Committee be non-executive and the majority of them be independent as of the Ordinary General Meeting of May 26, 2005.

DELHAIZE GROUP - ANNUAL REPORT 2004	77

Comparison of NYSE Corporate Governance Rules Required to be followed by U.S. Domestic Issuers and the Corporate Governance Practices of Delhaize Group

Delhaize Group, as a non-U.S. company listed on the New York Stock Exchange (“NYSE”), is permitted to follow home country practice in lieu of certain corporate governance provisions of the NYSE. In accordance with NYSE requirements, Delhaize Group must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Delhaize Group believes that its corporate governance practices are consistent with those followed by U.S. domestic companies under NYSE listing standards with the following exceptions:

•	The Governance Committee has one member who does not meet the independence requirements of the NYSE. A governance committee of a U.S. domestic company is required to consist solely of directors who meet the independence requirements of the NYSE. The one member of the Governance Committee who does not meet the independence requirements of the NYSE will resign from the Governance Committee as of the Ordinary General Meeting of May 26, 2005.

•	Delhaize Group has not yet adopted corporate governance guidelines as required for U.S. domestic companies listed on the NYSE. Under the new Belgian Code on Corporate Governance, Delhaize Group is preparing a corporate governance charter, which will be disclosed no later than January 1, 2006. This new corporate governance charter will also meet the NYSE corporate governance guidelines requirements applicable to U.S. domestic companies.

Executive Management

Executive Committee

The Chief Executive Officer is in charge of the day-to-day management of the Company with the assistance of the Executive Committee. The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of the Group.

A Belgian law enacted in 2002 gives the Board of Directors the power to delegate under certain conditions its management authority to a management committee (“comité de direction / directiecomité”). Delhaize Group’s Board elected not to create such a committee.

The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the sole member of the Executive Committee who is also a member of the Board of Directors. The Board of Directors decides on the compensation of the members of the Executive Committee and other senior officers of the Company upon recommendation of the Compensation Committee. No executive Board member attends the meeting when the Board discusses and decides on his compensation. The composition of the Executive Committee can be found in the Management Structure section on page 70.

Remuneration Policy

The remuneration of the members of the Delhaize Group Executive Committee and other top executives of Delhaize Group (collectively comprising 15-20 executives and referred to as the “Delhaize Group Executives”) is determined by the Board of Directors upon the recommendation of the Compensation Committee. Both the amount and the structure of the compensation of the Delhaize Group Executives are analyzed on an annual basis. To assist the Compensation Committee in its analysis of the competitive environment in Europe and the United States, as well as other factors relevant to the Committee’s evaluation of Delhaize Group Executive’s compensation matters, the Committee retains the services of internationally recognized compensation consultants.

The remuneration of the Delhaize Group Executives is designed to:

•	Ensure that Delhaize Group can continuously attract, motivate and retain high caliber and high potential executive talent for which Delhaize Group competes in each region and internationally;

•	Promote the achievement of Board-approved performance targets, aligned with building shareholder value over the short, medium and long term; and

•	Stimulate, recognize, and reward strong individual contribution and solid team performance.

The compensation package for the Delhaize Group Executives combines three integrated elements that are collectively referred to as “total direct compensation.” Those integrated elements are base pay, annual short-term incentive bonus and long-term incentive compensation.

In fixing compensation levels for the Delhaize Group Executives, the compensation of executives in international and regional companies is taken into account along with internal equity factors. The objective is to establish target compensation levels that, as a general rule, are at or around the median market level. The reference markets include the retail industry in Europe and the United States, as well as other industries in both Europe and the United States, where appropriate for the position and the executive. The variable, performance-based components of the total compensation package for the Delhaize Group Executives are the dominant portion of the total compensation package.

Base Salary

Base salary levels are designed to compensate the Delhaize Group Executives for their position responsibilities, a particular set of competencies and their experience in the position. Market median levels for comparable positions are targeted for the base pay and the base pay levels are subject to regular annual reviews. Except for annual cost of living adjustments required under Belgium law for Delhaize Group Executives based in Belgium, which typically range from 1-3% a year, there is no mechanism for automatic adjustment.

Annual Incentive

The annual incentive bonus recognizes and rewards individual performance of the Delhaize Group Executive as well as the contribution of the Delhaize Group Executive to executive team performance. The funding levels for the

78	DELHAIZE GROUP - ANNUAL REPORT 2004

annual incentive bonus plans are dependent upon Company performance against budgeted financial targets, approved annually by the Board of Directors. Company performance must achieve at least 80% of the budgeted financial targets for funding to be available. Bonus payments can range from 50% to 125% of targeted award levels. In determining the bonus payments for individual Executives, the actual performance of the Company against Board-approved financial targets and the individual executive performance against pre-established goals and objectives that are integrated into an annual performance dialogue process, are considered. The annual bonus awards are paid in cash. The Board retains the discretion to vary from these guidelines in exceptional circumstances.

Long-Term Incentive Plan

The Delhaize Group long-term incentive plan is designed to:

•	Encourage and support the creation of long-term shareholder value and ensure that the Delhaize Group Executives, like the shareholders, share in the successes and shortcomings of the Company.

•	Provide the opportunity for the Delhaize Group Executives to receive, within their total compensation package, competitive rewards as a result of sustained company performance over longer periods of time and from the growth in value of Delhaize Group shares.

The long-term incentive plan also incorporates the following features:

•	The Board of Directors, upon the recommendation of the Compensation Committee, approves the expected value of the annual incentive awards for the Delhaize Group Executives and for the Company as a whole.

•	The expected values of the awards are determined in accordance with widely recognized financial and accounting practices.

•	Competitive benchmarking data from the relevant geographic markets as well as internal equity factors are taken into account in establishing the award levels each year.

The long-term incentive plan for the Delhaize Group Executives is comprised of a combination of stock options, restricted stock and performance cash awards which are awarded generally on the basis of the following breakdown:

•	Stock options represent 25% to 50% of the total expected value of the annual award and have a strike price equal, depending on the rules applicable to the relevant stock option plans, to the Delhaize Group share price on the date of the grant, the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price of the 30 days prior to the offering of the option. Options can be exercised in accordance with the Company’s securities trading policies, which allow for vested options to be exercised only during specified “open periods”. Options granted under stock option plans targeting executives of U.S. subsidiaries vest over a three-year period following the grant date. Options granted under stock option plans for other executives vest after a three-year period following the grant date. Options typically expire 7-10 years after the grant date.

•	Restricted stock awards represent up to 25% of the total expected value of each annual award. Restricted stock awards represent a commitment of the Company to deliver shares of Delhaize Group stock to the Delhaize Group Executive, at no cost to the Executive, over a five-year period starting at the end of the second year after the award. These shares can be sold by the Delhaize Group Executive at any time consistent with the guidelines and restrictions contained in the Company’s trading policies.

•	Performance cash grants represent 50% of the total expected value of each annual award. These grants provide for cash payments to the Executives at the end of three-year performance periods. The amount of the cash payments is dependent on performance against Board-approved financial targets that are closely correlated to building long-term shareholder value. Board-approved minimum performance thresholds must be met before any payments are earned. Actual payments, if the minimum threshold is met, can range from 50% to 150% of the initial award.

Other Components

Each of the Delhaize Group Executives participates in the retirement plans and pension plans in effect in the Executive’s home country or region. The plans provide for retirement and post-retirement benefits at levels that are in line with the predominant plans of their kind in each country or region where they are in effect. Other benefits, such as medical and other insurance coverage, and the use of company cars, are provided in line with competitive practices in the market where the Executive is based.

2004 Compensation

For the year ended December 31, 2004, the aggregate amount of compensation paid by Delhaize Group and its subsidiaries to the eight members of the Executive Committee as a group for services in all capacities was EUR 8.0 million, including 56% aggregate base pay (EUR 4.5 million) and 44% variable compensation (EUR 3.5 million), compared to EUR 7.0 million paid in 20031. An aggregate number of 130,041 Delhaize Group stock options/warrants and 47,461 restricted stock unit awards were granted to the members of the Executive Committee in 2004. No loans or guarantees have been extended by Delhaize Group to members of the Executive Committee. In line with the recommendation of the Belgian Code on Corporate Governance, Delhaize Group will disclose executive remuneration following the provisions of the Belgian Code on Corporate Governance in its 2005 annual report.

Shareholders

Ordinary General Meeting of Shareholders

The Ordinary General Meeting is held at least once a year, called by the Board of Directors. Under the Articles of Association, the Ordinary General Meeting of Delhaize Group’s shareholders takes place on the fourth Thursday of May at the time and place stipulated in the notice of the meeting. If the fourth Thursday of May is a holiday, the Articles of Association provide that the meeting takes place either the preceding or the following business day.

The notice of the meeting mentions the items on the agenda and complies with the form and timing requirements of Belgian law and the Belgian Code on Corporate Governance. Among the items included in the agenda given in the notice of the Ordinary General Meeting are consideration of the Directors’ report and Auditor’s report, as well as approval of the annual accounts.

[1]	In the 2003 Annual Report, the amount of EUR 7.6 million represented the compensation attributed to the Executive Committee members for the year 2003.

DELHAIZE GROUP - ANNUAL REPORT 2004	79

Date of Notification	Name of Shareholder	Number of Shares Held	Shareholding in Percentage of the Number of Outstanding Shares and Warrants According to the Notification	Shareholding in Percentage of the Number of Outstanding Shares and Warrants as at February 28, 2005
August 31, 2004	Axa (consolidated)	6,194,527	5.93%	5.93%
	Avenue Matignon 25 75008 Paris France

	The number of shares held include the number of shares notified by its subsidiary:

August 19, 2004	Alliance Capital Management L.P.	5,557,618	5.31%	5.31%

	1345 Avenue of the Americas New York, NY, 10105 United States of America

June 11, 2003	Sofina SA	3,168,444	3.22%	3.03%

	Rue des Colonies 11 1000 Brussels Belgium

Shareholder Structure and Ownership Reporting

In accordance with Belgian law, any individual or entity who, as a result of acquiring voting securities or securities giving the right to subscribe to or acquire voting securities, becomes the owner of 5% or more of the total voting rights of a company, taking into account the securities held by the owner as well as by persons acting for its account or affiliated or acting jointly with it, must, within two business days after such acquisition, disclose to the Company and to the Belgian Banking, Finance and Insurance Commission the information set forth in the Law of March 2, 1989 and the Royal Decree of May 10, 1989 implementing this Law. Such disclosure obligation must be complied with upon every acquisition or disposal which causes such owner’s voting rights (taking into account the voting rights attached to securities held by persons acting for its account or affiliated or acting jointly with it) to increase above or fall below 5% or any multiple of 5% of the total number of voting rights.

Under Delhaize Group’s Articles of Association, any person or legal entity, which owns or acquires securities of the Company granting voting right, whether representing the share capital or not, must disclose to the Company and to the Banking, Finance and Insurance Commission, in compliance with legal provisions in force, the number of securities that such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to three percent (3%) or more of the total of the voting rights existing when the situation triggering the disclosure obligation occurs.

Such person or legal entity must also do so in the event of a transfer or an additional acquisition of securities referred to in the preceding paragraph when, after such transaction, the voting rights attached to securities that it owns amount to 5%, 10%, and so on by blocks of 5% of the total of the voting rights existing when the situation triggering the disclosure obligation occurs, or when the voting rights attached to securities that it owns fall below one of those thresholds or below the threshold referred to in the preceding paragraph.

Any person or legal entity which acquires or transfers, alone or jointly, the direct or indirect control of a corporation which owns 3% at least of the voting rights of the Company must disclose such acquisition or transfer to the Company and to the Banking, Finance and Insurance Commission in compliance with legal provisions in force.

Disclosure statements relating to the acquisition or transfer of securities, which are made in compliance with this requirement, must be addressed to the Banking, Finance and Insurance Commission and to the Board of Directors of the Company at the latest the second business day after the occurrence of the triggering event. The documents of the transaction that gave rise to the disclosure obligation must be addressed to the Banking, Finance and Insurance Commission within the same period of time. The number of securities acquired by succession must only be disclosed thirty days after such succession has been accepted, under the benefit of inventory as the case may be.

In order for a beneficial owner to be eligible to exercise voting rights with respect to all Delhaize Group ordinary shares held by a beneficial owner exceeding such thresholds, such beneficial owner must have (a) complied in a timely manner with these disclosure requirements and (b) provided the required disclosure materials at least 20 days prior to the date of the shareholders’ meeting with respect to such Delhaize Group ordinary shares. A beneficial owner may not exercise voting rights in respect of a number of Delhaize Group ordinary shares greater than the number disclosed at least 20 days prior to the date of the applicable shareholders’ meeting.

80	DELHAIZE GROUP - ANNUAL REPORT 2004

This restriction would not apply to ordinary shares below the initial 3% threshold or to Delhaize Group ordinary shares between two consecutive thresholds as long as the beneficial owner has reported Delhaize Group ordinary shares at least equal to the lower of the two thresholds. Any person failing to timely report beneficial ownership of Delhaize Group ordinary shares may forfeit all or part of the rights attributable to such Delhaize Group ordinary shares, including, but not limited to, voting rights or rights to distributions of cash or share dividends or may even be ordered by the President of the Commercial Court to sell the shares concerned to a non-related party.

Holders of Delhaize Group ordinary shares and holders or beneficial owners of Delhaize Group ADRs are subject to the same reporting requirements as summarized above.

With the exception of the shareholders identified in the table on the previous page, no shareholder or group of shareholders has declared as of December 31, 2004 holding at least 3% of the outstanding shares and warrants of Delhaize Group SA.

Delhaize Group is not aware of the existence of any shareholders’ agreement with respect to the voting right pertaining to the shares of the Company.

On December 31, 2004, the directors and members of the Executive Committee of Delhaize Group SA owned as a group 469,536 ordinary shares or ADRs of Delhaize Group SA, which represented approximately 0.5% of the total number of outstanding shares of Delhaize Group SA as of that date. On December 31, 2004, the members of the Executive Committee of Delhaize Group SA owned as a group 797,521 stock options, warrants and restricted stock over an equal number of existing or new ordinary shares or ADRs of the Company.

Dividend Policy

It is the policy of Delhaize Group to pay out a regularly increasing dividend while retaining free cash flow consistent with opportunities to finance the future growth of the Company.

External Audit

The external audit of Delhaize Group SA is conducted by Deloitte & Touche, Registered Auditors, represented by James Fulton, until the Ordinary General Meeting in 2005.

On the basis of the audit conducted by the Statutory Auditor in accordance with the standards of the Belgian Institute of Registered Auditors, the Statutory Auditor is required to certify whether the financial statements of the Company give a true and fair view of its assets, financial situation and results of operations. The Audit Committee examines and discusses the Statutory Auditor’s findings on both the consolidated accounts and the statutory accounts of the Company with the Statutory Auditor.

In addition, the Audit Committee meets with the external auditor at least quarterly to discuss the results of the external auditor’s review of the quarterly information and other matters.

The chart below sets forth the fees charged by Deloitte & Touche to Delhaize Group SA and its subsidiaries in 2004.

(in EUR)	2004
a. Statutory audit Delhaize Group SA	235,220
b. Statutory audit Delhaize Group subsidiaries	684,970
c. Limited audit reviews of quarterly and half-yearly financial information	119,700
Subtotal a,b,c	1,039,890

d. Other legally required services	39,860
Subtotal d	39,860

e. Accounting consultation and other non-routine audit services	692,744
f. Tax services	441,134
Subtotal e,f	1,133,879

TOTAL	2,213,629

DELHAIZE GROUP - ANNUAL REPORT 2004	81

SHAREHOLDER INFORMATION

Delhaize Group shares trade on Euronext Brussels under the symbol DELB. American Depositary Shares (ADS), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs).

Information on Delhaize Group’s share price can be found on the web-sites of Delhaize Group (www.delhaizegroup.com), Euronext Brussels (www.euronext.com) and the New York Stock Exchange (www.nyse.com). Detailed information on trading activity and share prices can also be found in the financial section of many newspapers.

Alfa-Beta, Delhaize Group’s operating company in Greece, is listed on the Athens Stock Exchange (www.ase.gr) under the symbol BASIK.

Share Performance in 2004

On December 31, 2004, the closing price of Delhaize Group’s ordinary share on Euronext Brussels was EUR 55.95, a 37.2% increase compared to EUR 40.78 one year earlier. In the same period, the Euronext 100 index increased by 8.0%, the BEL20 index by 30.7% and the Euro Stoxx 50 index by 6.9%. The FTSE Eurofirst 300 Food and Drug Retailers Index decreased by 2.4% in 2004.

In 2004, Delhaize Group shares traded on Euronext Brussels at an average closing price of EUR 44.98 and an average daily trading volume of 313,114 shares.

On December 31, 2004, the closing price of Delhaize Group’s ADRs was USD 75.85, 48.6% higher than the closing price on December 31, 2003 (USD 51.04). In the same period, the S&P 500 index increased by 9.0% and the S&P 500 Food and Staple Retail Index by 2.6%. In 2004, the average daily trading volume of Delhaize Group ADRs was 20,090.

Type of Delhaize Group Shares

Delhaize shares are either bearer shares, in denominations of 1, 10, 25, 100 and 1,000 shares, or registered shares. On request, a shareholder may convert bearer shares into registered shares and vice versa. The ownership of registered shares can be transferred by informing the Company and returning the certificate of record in the shareholder register to the Company (to the attention of Ms. Jacqueline Heggermont, Delhaize Group, rue Osseghemstraat 53, 1080 Brussels).

Equity Indices

On December 31, 2004, Delhaize Group’s shares were included in the following major stock indices: BEL20, Euronext 100, Dow Jones Stoxx 600 and the MSCI Europe index.

On December 31, 2004, the weight of Delhaize Group shares in the BEL20 index was 589 shares. With a weight of 5.32%, Delhaize Group shares represented the fifth largest constituent in the index. Following a revision of the weights in the index, the BEL20 index includes 694 Delhaize Group shares from March 2, 2005.

On December 31, 2004, the weight of Delhaize Group in the Euronext 100 index was 0.37%. Delhaize Group represented the 68th largest constituent in the index.

Dividend

At the Ordinary General Meeting to be held on May 26, 2005, the Board of Directors will propose the payment of a gross dividend of EUR 1.12 per share, compared to EUR 1.00 the previous year. After deduction of 25% Belgian withholding tax, this will result in a net dividend of EUR 0.84 per share (EUR 0.75 the prior year).

The net dividend of EUR 0.84 per share will be payable to owners of ordinary shares against coupon no. 43. The shares will start trading ex-coupon on May 31, 2005. The payment will be made at the registered office of the Company (rue Osseghemstraat 53, 1080 Brussels, Belgium) as well as at the counters of the following financial institutions:

•	Banque Degroof, rue de l’Industrie 44, 1040 Brussels

•	Dexia Banque, boulevard du Roi Albert II 30-B2, 1000 Brussels

•	Fortis Banque, rue Montagne du Parc 3, 1000 Brussels

•	ING Belgium, avenue Marnix 24, 1050 Brussels

•	KBC, avenue du Port 2, 1080 Brussels

For shares held through a share account, the bank or broker will automatically handle the dividend payment. The payment of the dividend to the ADR holders will be made through The Bank of New York.

82	DELHAIZE GROUP - ANNUAL REPORT 2004

Financial Calendar
Press release - 2005 first quarter results	May 12, 2005	*
Final date for depositing shares for the Ordinary General Meeting	May 20, 2005
Ordinary General Meeting	May 26, 2005
ADR dividend record date	May 27, 2005
Dividend for the financial year 2004 becomes payable to owners of ordinary shares	May 31, 2005
Dividend for the financial year 2004 becomes payable to ADR holders	June 10, 2005
Press release - 2005 second quarter results	August 11, 2005	*
Press release - 2005 third quarter results	November 10, 2005	*

*	You are kindly invited to listen to the related conference call. See www.delhaizegroup.com for further details on dial-in numbers and webcast.

Information for ADR Holders

ADSs (American Depositary Shares), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs). The Delhaize Group ADR program is governed by a deposit agreement binding upon Delhaize Group, The Bank of New York and the holders of ADRs. This program is administrated by:

THE BANK OF NEW YORK

Shareholder Relations

P.O. Box 11258

Church Street Station

New York, N.Y. 10286-1258

U.S.A.

Toll free telephone number for U.S. callers: 1-877-853-2191

Non-U.S. callers can call: 1-610-382-7836

e-mail: shareowners@bankofny.com

web sites: www.stockbny.com

For further information on ADRs, please see the ADR section on Delhaize Group’s website www.delhaizegroup.com or call The Bank of New York.

The Bank of New York has put in place a Global BuyDIRECT Plan for Delhaize Group, which is a direct purchase and sale plan for depositary receipts, including a dividend reinvestment plan (DRIP). Questions or correspondence about Global BuyDIRECT should be addressed to The Bank of New York.

Taxation of Dividends of Delhaize Group Shares

It is assumed that, for the application of domestic Belgian tax legislation and the U.S.-Belgian tax treaty, owners of Delhaize Group ADRs are treated the same as owners of Delhaize Group shares and that the ADRs are treated as Delhaize Group shares. However, it must be noted that this assumption has not been confirmed or verified with the Belgian Tax Authorities. For Belgian income tax purposes, the gross amount of all distributions made by Delhaize Group to its shareholders (other than repayment of paid-up capital in accordance with the Belgian Company Code) is generally taxed as dividends. All dividends that are attributed or paid on the shares are subject to a 25% Belgian withholding tax.

For non-Belgian residents - individuals and corporations - Belgian withholding tax is retained also at the rate of 25% subject to the reductions or exemptions provided by Belgian tax law or by the tax treaty concluded between Belgium and the country of which the non-Belgian recipient of the dividend is a resident. Such withholding tax is normally the final tax in Belgium.

For dividends paid by Delhaize Group to a U.S. holder of ADRs, beneficial owner of the dividends, who is not holding the shares through a permanent establishment or a fixed base in Belgium and is entitled to claim benefits under the U.S.-Belgian tax treaty, the withholding tax is reduced from 25% to 15%. If he/she holds at least 10% of the voting rights of Delhaize Group, a reduced withholding tax rate of 5% is applicable.

Although there are exceptions, in general the full 25% Belgian withholding tax must be withheld by Delhaize Group or the paying agent, and the non-Belgian holder of Delhaize Group shares or ADRs may file a claim for reimbursement for amounts withheld in excess of the treaty rate. The reimbursement claim form (Form 276 Div.-Aut.) can be obtained from the Bureau Central de Taxation, Bruxelles-Etranger, 10 place J. Jacobs, B-1000 Brussels, Belgium. The form should be completed in duplicate and sent to the relevant Tax Office in the residence country of the non-Belgian holder with the request that one copy be appropriately stamped and returned to the sender. The non-Belgian holder can then obtain reimbursement from the Bureau Central de Taxation, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. The request for reimbursement must be filed with the Bureau Central de Taxation within three years from January 1 of the year following the year in which the dividend was declared payable.

Prospective holders should consult their own tax advisors as to whether they qualify for the reduced withholding tax upon attribution or payment of dividends, and as to the procedural requirements for obtaining the reduced withholding tax immediately upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

Annual Report

This annual report is available in English, French and Dutch. It can be downloaded from Delhaize Group’s website: www.delhaizegroup.com. A printed version may be ordered via the same website or directly from the Delhaize Group Investor Relations Department (see contacts at the end of this section).

Delhaize Group is subject to the reporting requirements of the U.S. Securities and Exchange Commission (SEC) governing foreign companies listed in the U.S. An annual report will be filed with the SEC on Form 20-F. This document will be available from the SEC’s EDGAR database at www.sec.gov/edgarhp.htm and on the Company’s website.

Ordinary General Meeting

The next Ordinary General Meeting will take place on Thursday, May 26, 2005 at Delhaize Group’s Brussels headquarters, rue Osseghemstraat 53, 1080 Brussels, Belgium. Detailed information about the Ordinary General Meeting is published in the Belgian newspapers L’Echo and De Tijd, as well as in the Belgian Official Gazette.

DELHAIZE GROUP - ANNUAL REPORT 2004	83

Information Delhaize Group Share

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Share price (in EUR)
Price: year-end	55.95	40.78	17.72	58.45	50.65	74.80	75.36	46.60	46.73	30.39
average (close)	44.98	28.15	39.93	61.28	59.27	80.00	65.64	46.18	38.80	30.76
highest (intraday)	59.75	43.99	61.10	72.00	76.50	91.70	84.28	52.06	47.10	34.36
lowest (intraday)	36.61	11.90	15.00	48.72	48.05	64.90	46.60	35.20	29.95	27.07
Annual return Delhaize Group share (1)	+39.9%	+136.3%	-69.1%	+17.2%	-31.3%	+0.3%	+63.6%	+1.3%	+57.0%	-3.9%
Evolution Belgian All Shares Return index	+38.2%	+16.0%	-22.5%	-4.9%	-5.0%	-7.2%	+43.5%	+36.2%	+25.2%	+15.9%

Ratios
Dividend yield (2)	1.5%	1.8%	3.7%	1.9%	2.0%	1.2%	1.1%	1.6%	1.4%	2.0%
Share price/shareholders’ equity (after appropriation)	1.6	1.1	0.5	1.3	1.9	3.6	4.3	2.9	3.4	2.6
Share price/reported EPS (3)	24.5	21.9	9.1	31.1	16.4	22.9	26.2	19.7	22.3	16.7

Number of Shares
Annual volume of Delhaize Group shares traded (in millions of EUR; Euronext Brussels) (4)	3,581.0	2,020.7	2,568.5	3,198.6	1,520.6	1,930.4	1,688.2	1,048.6	892.4	493.3
Annual volume of Delhaize Group shares traded (in millions of shares; Euronext Brussels) (4)	81.1	72.7	69.3	51.9	26.4	24.6	25.9	22.8	23.6	15.9
Number of shares (in thousands; year-end)	93,669	92,625	92,393	92,393	52,032	52,017	51,963	51,717	51,717	51,315
Number of shares (in thousands; annual average)	93,374	92,097	92,068	79,494	52,023	51,983	51,824	51,717	51,603	51,303
Stock market capitalization (in millions of EUR; year-end)	5,240.8	3,777.2	1,637.2	5,400.4	2,635.4	3,890.0	3,915.9	2,410.2	2,416.6	1,559.5

(1)	Capital gains recorded during the year, including dividend and reinvestment.

(2)	Net dividend by share price at year-end.

(3)	Share price/earnings before goodwill and exceptionals was 12.7 in 2004, 9.7 in 2003 and 4.9 in 2002. Enterprise value/adjusted EBITDA was 5.6 in 2004. 4.7 in 2003 and 3.6 in 2002.

(4)	Excluding the shares traded on the New York Stock Exchange.

Investors and Media

For all questions regarding Delhaize Group and its stock, please contact:

Delhaize Group Investor Relations Department rue Osseghemstraat 53 1080 Brussels Belgium Tel. : +32 2 412 21 51 Fax. : +32 2 412 29 76	Delhaize Group Investor Relations Department P.O. Box 1330 Salisbury, NC 28145-1330 United States Tel.: +1 704 633 8250, ext. 3398 Fax.: +1 704 645 2050

Questions can be sent to investor@delhaizegroup.com.

Information regarding Delhaize Group (press releases, annual reports, share price) can be found in three languages (English, French and Dutch) on Delhaize Group’s website www.delhaizegroup.com.

Delhaize Group News, the Company’s quarterly newsletter, provides shareholders with recent information on the Company. You can download the newsletter at www.delhaizegroup.com.

Delhaize Group’s website also offers the possibility to subscribe to email alerts on several topics: agendas of the general meetings, press releases, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and transparency notifications.

84	DELHAIZE GROUP - ANNUAL REPORT 2004

GLOSSARY

Adjusted EBITDA

Earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests.

Affiliated store

A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and know-how of Delhaize Group.

American Depositary Receipt (ADR)

An American Depositary Receipt represents ownership in the common shares of a non-U.S. corporation. The underlying common shares are held by a U.S. bank as depositary agent. The holder of an ADR benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADR. Each Delhaize Group’s ADRs represents one share of Delhaize Group common stock and is traded on the New York Stock Exchange.

Average Shareholders’ Equity

Shareholders’ equity at the beginning of the year plus shareholders’ equity at the end of the year, divided by two.

Capital leases

Financing leases which result in a transfer to the lessee of substantially all of the risk and advantages inherent to the ownership of such assets.

Company-operated store

A store operated directly by Delhaize Group.

Comparable store sales

Sales from the same stores, including relocations and expansions, and adjusted for calendar effects.

Cost of goods sold

Merchandise and consumables. This excludes shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising.

Delhaize Belgium

Delhaize Belgium is not a separate legal entity. In the consolidated financial statements, any reference to “Delhaize Belgium” is a reference to the consolidation of the statutory accounts of the Belgian companies, of which the major ones are Delhaize Group SA, Delimmo SA, Delhaize The Lion Coordination Center SA, Delhome SA, Delanthuis SA, Aniserco SA, Delshop SA, Wambacq & Peeters SA and Wintrucks SA, excluding corporate expenses. In the remainder of the document, “Delhaize Belgium” refers to the operations of Delhaize Group in Belgium, the Grand-Duchy of Luxembourg and Germany.

Direct goods

Goods sold to customers.

Earnings before goodwill and exceptionals

Net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests.

Earnings before goodwill and exceptionals per share

Earnings before goodwill and exceptionals divided by the weighted average number of shares outstanding during the period.

Enterprise value

Market capitalization plus net debt.

Free cash flow

Net cash provided by operating activities less net cash used in investing activities (except financial investments), less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests.

Gross margin

Gross profit divided by sales.

Gross profit

Sales minus cost of goods sold.

Indirect goods

Goods necessary to operate the business, but which are not sold to customers, such as office and store equipment.

Interest coverage

Adjusted EBITDA divided by net interest expenses, which is interest payable and similar charges less income from financial fixed assets and current assets.

Inventory turnover

Inventories at year-end divided by cost of goods sold, multiplied by 365.

Natural food

Food that has had a minimum (if any) processing or additives. While these products can be organically grown, this is not a necessary condition.

Net debt

Long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus trust fundings, short-term investments (excl. treasury shares) and cash.

Net debt to adjusted EBITDA

Net debt divided by adjusted EBITDA.

Net debt to equity ratio

Net debt divided by Group equity (after profit appropriation).

Net earnings

Consolidated profit, net of minority interests.

Net earnings per share (EPS)

Net earnings divided by the weighted average number of shares in the corresponding period.

Operating leases

Rents.

Operating margin

Operating profit divided by sales.

Organic food

Food that meets specific, governmental standards relative to the use of pesticides, fertilizers or any other chemicals and the way natural resources (animals, energy, water,…) are treated in the production process.

Organic sales growth

Sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects.

Outstanding shares

The number of shares issued by the Company, including treasury shares. At the end of 2004, the number of outstanding shares was 93,668,561, including 294,735 treasury shares.

Payables to inventory

Trade creditors divided by goods for resale.

Pay-out ratio (earnings before goodwill and exceptionals)

Gross dividend per share multiplied by the number of outstanding shares at year-end, plus directors’ share of profit, divided by earnings before goodwill and exceptionals.

Pay-out ratio (net earnings)

Gross dividend per share multiplied by the number of outstanding shares at year-end, plus directors’ share of profit, divided by net earnings.

Return on equity (earnings before goodwill and exceptionals)

Earnings before goodwill and exceptionals divided by average shareholders’ equity.

Return on equity (net earnings)

Net earnings divided by average shareholders’ equity.

Salaries, Miscellaneous goods and services and Other operating income/expense

Other operating expenses excluding depreciation and amortization of goodwill and including shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising.

Sales

Sales includes the sale of goods and services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries, health and beauty and pet products), net of discounts, allowances and rebates granted to those customers.

Total debt

Long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities.

Trade payable days

Trade payables divided by (cost of goods sold plus miscellaneous goods and services), multiplied by 365.

Treasury shares

Shares repurchased by one of the Group’s legal entities and that are not cancelled as of year-end date. Treasury shares are included in the number of shares outstanding but are not included in the calculation of the weighted average number of shares for the purpose of calculating earnings per share.

Weighed average number of shares

Number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor. The average number of shares (excluding the treasury shares) for 2004 was 93,373,826.

Withholding tax

Withholding by a corporation or financial institution of a certain percentage of dividend payments due to tax legislation.

Working capital

Includes inventories, long-term receivables, short-term receivables, prepayments and accrued income, trade creditors, liabilities for taxes, salaries and social security (except income taxes liabilities), other liabilities and accruals and deferred income (except accruals for interest expenses).

COMPANY INFORMATION

Delhaize Group SA

Head and registered office:

rue Osseghemstraat 53

1080 Brussels - Belgium

Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94

http://www.delhaizegroup.com

Companies Register: 0402 206 045

OPERATIONS

United States

FOOD LION

P.O. Box 1330, 2110 Executive Drive

Salisbury NC 28145-1330 - U.S.A.

Tel: +1 704 633 82 50

Fax: +1 704 636 50 24

www.foodlion.com

HANNAFORD

145 Pleasant Hill Road

Scarborough – ME 04074 - U.S.A.

Tel: +1 207 883 2911

Fax: +1 207 883 7555

www.hannaford.com

KASH N’ KARRY/

SWEETBAY SUPERMARKET

3801 Sugar Palm Drive

Tampa – FL 33619 - U.S.A.

Tel: +1 813 620 11 39

Fax: +1 813 626 58 61

www.kashnkarry.com

www.sweetbaysupermarket.com

HARVEYS SUPERMARKETS

P.O. Box 646

Nashville, GA 31639 - U.S.A.

Tel: +1 229 686 76 54

Fax: +1 229 686 29 27

www.harveys-supermarkets.com

Belgium, Germany, G.D. of Luxembourg

DELHAIZE BELGIUM

Rue Osseghemstraat 53

1080 Brussels - Belgium

Tel: +32 2 412 21 11

Fax: +32 2 412 21 94

www.delhaize.be

Southern and Central Europe

ALFA-BETA VASSILOPOULOS

81, Spaton Ave.

Gerakas Attica - Greece 153 44

Tel: +30 210 66 08 000

Fax: +30 210 66 12 675

www.ab.gr

DELVITA

Za Panskou zahradou 1018

252 19 Rudná - Czech Republic

Tel: +420 311 609 111

Fax: +420 311 679 465

www.delvita.cz

MEGA IMAGE

Bd. Ion Michalache 92

Sektor 1

Bucuresti - Romania

Tel: +40 21 224 66 77

Fax: +40 21 224 60 11

Asia

SUPER INDO

JL Ancol I nr. 9-10

Ancol Barat

Jakarta 14430 - Indonesia

Tel: +62 21 690 58 76

Fax: +62 21 690 58 77

Caution Concerning Forward-looking Statements

This annual report includes or incorporates by reference “forward-looking statements” within the meaning of the U.S. federal securities laws about Delhaize Group that are subject to risks and uncertainties. All statements included in this annual report, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expansion and growth of its business; anticipated store openings and renovations; future capital expenditures; projected revenue growth or synergies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; and business strategy, are forward-looking statements. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases.

Although such statements are based on currently available operating, financial and competitive information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or in the primary markets of Delhaize Group, changes in consumer spending, competitive factors, the nature and extent of continued consolidation in the industry, changes in the rates of inflation or currency exchange rates, changes in foreign, state, regional or federal legislation or regulation, adverse determination with respect to litigation or other claims, inability to develop new stores or to complete remodels as rapidly as planned, stability of product costs and supply or quality control problems with vendors. This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the U.S. Securities and Exchange Commission on June 30, 2004, describes other important factors that could cause actual results to differ materially from expectations of Delhaize Group, including the factors described under the heading entitled «Risk Factors» under Section B of Item 3 of the Form 20-F. All written and oral forward-looking statements attributable to Delhaize Group or persons acting on behalf of Delhaize Group are expressly qualified in their entirety by such factors.

Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

Credits	Design & production: www.concerto.be – Photos: Robert Adamo (Riley Arnold Productions), Tim Byrne, Jacky Delorme, Geoffroy d’Oultremont, Dimitris Kefalas, Nikos Maganaris, Tammie McGee, Natacha d’Ydewalle, Dustin Peck Photography, Nicolas van Haaren, Getty Images, Image Bank – Rewriting: Corporate Report (US) – Printed in Belgium by Dereume Printing

WWW.DELHAIZEGROUP.COM

One-hundred and thirty-seven years ago, the quest for a more efficient food retail chain led to a pioneering network of Delhaize food stores in Belgium. This same quest also prompted the company to open the first supermarket on the European continent in 1957.

In the following decades, the company joined with local teams in the U.S., Europe and Asia who shared the same passion for grocery retailing, resulting today in a network of more than 2,500 stores on three continents.

The people, the stores and the selection have changed over the years, but the fundamentals of Delhaize Group are the same: a passion for delicious food at great prices and a continued quest for innovation.